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06018273

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brompton Equal Weight Oil and Gas Income Fund

*CURRENT ADDRESS Suite 2930, P.O. Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

FILE NO. 82- 35036

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/8/06

7

82-35036

2004 ANNUAL REPORT

BROMPTON FUNDS

ARIS
12-31-04

VALUE INTEGRITY PERFORMANCE

THE FOUNDATION FOR EXCELLENCE

Message to Unitholders

2004 was another very successful year for the Brompton Funds which delivered to their unitholders distributions at or higher than generally expected levels and solid growth in net asset value. All of our funds that commenced operations before 2004 paid special distributions of $0.10 or $0.20 per unit and achieved total returns in 2004 between 22.7% and 33.6%. Our new funds also posted positive total returns during the year in excess of their targeted distribution levels.

On the inside front cover of this Annual Report, the total return for each Brompton Fund is shown for 2004 and since its inception.

Brompton Leads Issuers in 2004

Brompton was the leading issuer of syndicated structured products in 2004 and raised over $1 billion through the creation of four new funds.

Two new funds introducing US portfolio manager Flaherty & Crumrine Incorporated to Canadian investors were successfully brought to market during the year raising over $550 million. Flaherty & Crumrine Investment Grade Preferred Fund and Flaherty & Crumrine Investment Grade Fixed Income Fund were very popular, offering high-quality portfolios of investment grade securities, attractive yields, a best of class portfolio manager and a unique interest rate hedging strategy designed to provide protection against rapidly rising interest rates.

In addition, Brompton introduced another member to its family of popular equal weight index type funds in October, 2004. Brompton Equal Weight Oil & Gas Income Fund reached its maximum offering size of over $400 million in just three weeks of marketing. This fund is designed with the objective of providing investors with a high level of distributions and low management fees together with the opportunity for capital appreciation through investment in a diversified portfolio of senior oil and gas trusts. These objectives were achieved in 2004.

Brompton also introduced its first fund that invests primarily in Canadian equities. Brompton Equity Split Corp.'s portfolio is managed by Highstreet Asset Management Inc. Highstreet has successfully achieved superior returns as compared to the TSX index by employing an active quantitative management strategy that seeks securities that have faster earnings growth, relatively attractive valuations, above average quality and market-like risk. This fund delivered an 8.9% total return over the 8½ months it was operating in 2004.

The success of these new issues was accomplished by offering high-quality investments structured with features to protect the interests of its investors and delivered at low cost as measured in terms of both management fees and total management expense ratios.

Brompton Funds

Brompton provides investors with a broad range of investment products that cover a number of asset classes and employ different investment strategies. The focus of our funds is to deliver to investors an attractive level of distributions. As a result, most of the asset classes in which we invest generate regular cash payments and include operating income trusts, fixed income investments comprising investment grade corporate debt, preferred securities and high-yield debt, and common shares. The funds employ various hedging strategies to protect against specific risks including, where applicable, hedging against foreign exchange risk.

Asset Classes

Income Funds – Income funds had another exceptional year of performance in 2004. The S&P/TSX Capped Income Trust Index showed a total return of 26.7% over the year. A number of factors contributed to this positive performance including continued declines in long-term interest rates, strong funds flows into the sector and a resolution over concerns regarding investor liability with the passage of limited liability legislation in Ontario and Alberta. Cash flow growth by a number of the funds, particularly in the business trust and oil and gas trust sectors, also contributed to the strong performance.

Subsequent to year end, Standard & Poor's announced that it would be including income funds that meet specific criteria into the S&P/TSX Composite Index, likely commencing by mid-2005. It has been estimated that approximately 60 – 65 income funds will be included in the composite index which is expected to lead to increased investor interest in the units of these funds.

Fixed Income – With unemployment levels falling, economic activity growing at a rate of approximately 3.7%, capacity utilization increasing, inflation rising from low levels and a large current account deficit, the US Federal Reserve began increasing interest rates in 2004. Higher interest rates typically result in higher yields on long-term debt and a corresponding decrease in bond value. This was not the case in the United States, with long-term yields declining during the year. Credit spreads on corporate debt declined during the year due to improvements in corporate balance sheets, a general perception in the market of overall improvements in corporate credits and limited new issues versus a significant supply of US Government treasury offerings to fund the US budget deficit. Preferred securities and high-yield debt markets also experienced similar spread compression during the year.

Canadian Equities – Canadian equities performed well in 2004 due to solid economic growth, increases in commodity prices, particularly oil and gas, and an environment of low interest rates, which tempered the negative impact of the appreciating Canadian dollar for Canada's manufacturers. As a result, the TSX composite index provided a total return of 14.5% over the year.

Income Tax Reporting

It is important that investors receive information required to complete their income tax filings on a timely basis. This information will be made available for distribution to investors as soon as possible following receipt of the necessary reporting from our portfolio investments. A breakdown of the tax information relating to the distributions for each fund is available in this Annual Report under the heading 2004 Tax Information.

Outlook

We have had a very favourable market for income investments for a number of years now which has been reflected in the performance of the Brompton Funds. Brompton has made significant investments in each of its funds and believes in the long-term prospects for the asset classes in which they invest. Nevertheless, investors should be cautioned that fixed income investments continue to trade near historically low yields and a reversal towards higher long-term interest rates could put downward pressure on net asset values of the funds.

Respectfully submitted on behalf of the Board of Directors of the Managers,

Peter A. Braaten
Chairman

Raymond R. Pether
Chief Executive Officer

March 11, 2005

Board of Directors

Brompton has assembled a highly qualified Board of Directors to represent the interests of the unitholders or shareholders of each of the funds. In addition, members of the Board of Directors of Brompton Management Limited provide valuable insight, experience and oversight for Brompton Funds.



Aubrey W. Baillie
BA, CA
1, 2, 7

Mr. Baillie has over 30 years of experience in the investment business and is currently a director of Brompton Management Limited and managing director of Newport Partners Inc. From 1976 to 1999, Mr. Baillie held various senior positions at BMO Nesbitt Burns Inc. and its predecessor companies, including the office of Chairman, President and Chief Operating Officer. Mr. Baillie is a member of the Board of Directors of Welton Energy Corporation, Newport Partners Inc. and is the past Chairman of the board of trustees of United Way of Greater Toronto and other charitable organizations. Mr. Baillie received his Bachelor of Arts degree (honours) in Business Administration from the University of Western Ontario in 1967 and was awarded his chartered accountant designation in 1970.



Mark A. Caranci
B.Comm, CA
1

Mr. Caranci is Chief Financial Officer for the Brompton Group of Companies and has held this position since 2000. Mr. Caranci has over 12 years of financial experience with public and private companies. Formerly, Mr. Caranci was Vice President of Finance at the Middlefield Group from 1996 to 2000. He has held various senior positions with public companies including Chief Financial Officer of Western Facilities Fund and Vice President of Finance of 2M Energy Corp. and its predecessor, Morrison Middlefield Resources Limited. Prior to 1996, Mr. Caranci worked at Price Waterhouse, Chartered Accountants. Mr. Caranci is a Chartered Accountant and a member of the Ontario Institute of Chartered Accountants and received a Bachelor of Commerce degree from the University of Toronto in 1992.



Christopher S.L. Hoffmann
BSc, MS, LLB
1

Mr. Hoffmann has over 25 years of experience as a senior corporate lawyer advising clients in the Canadian financial services industry. Mr. Hoffmann joined the Brompton Group of Companies in 2004 and participates in the direction of all activities of the group. From 1990 to 2004, Mr. Hoffmann was a partner at McCarthy Tétrault, focusing on corporate finance and mergers and acquisitions. From 1987 to 1989 Mr. Hoffmann was Executive Vice President and Chief Operating Officer of Granite Street Inc., a private investment and holding company, and from 1980 to 1987 Mr. Hoffmann was a partner at Burnet, Duckworth & Palmer. Mr. Hoffmann is a member of the Law Society of Ontario and received both a Bachelor of Laws and Bachelor of Civil Laws degree from McGill University, a Master of Science from University of California, Berkeley, and a Bachelor of Science degree from McGill University. Mr. Hoffmann is also a director of Delta Systems Inc., MKS Inc. and The Northern Trust Company, Canada.



Peter A. Braaten
BA, MBA
1, 2, 3, 4, 5, 6, 7, 8, 9, 10

Mr. Braaten has over 30 years of experience in the investment business in Canada and the United Kingdom and has been Chairman of the Brompton Group of Companies since 2000. Prior thereto, Mr. Braaten was President and CEO of Morrison Middlefield Resources Limited and 2M Energy Corp., both public oil and gas companies. Mr. Braaten was also one of the founders of the Middlefield Group in 1979 and was a partner of the group from 1981 to 1998. Mr. Braaten is director of all the Brompton Funds, the Brompton Group of Companies, Welton Energy Corporation and Newport Securities Inc. He received a Bachelor of Arts degree (honours) in economics and mathematics from the University of Western Ontario in 1967 and a Master of Business Administration degree in 1969 from the University of British Columbia.



James W. Davie
B.Comm, MBA
2, 3, 4, 5, 6, 7, 8, 9, 10

Mr. Davie has over 30 years of investment banking experience and currently serves as a corporate director. Mr. Davie has held a number of senior positions at RBC Dominion Securities Inc. since 1973 including managing director of Investment Banking and head of Equity Capital Markets from 1987 to 1999. Mr. Davie is also a director of Profico Energy Management Inc., Navigo Energy Inc. and Taylor Gas Liquids Ltd. and is a trustee of Oil Sands Split Trust and Bloorview Macmillan Children's Centre. Mr. Davie received a Bachelor of Commerce degree from the University of Toronto in 1965 and a Master of Business Administration degree from Queen's University in 1967.



Donald L. Lenz
BSc
1, 5, 9

Mr. Lenz has over 30 years of experience in the investment banking business and is currently a director of Brompton Management Limited and managing director of Newport Partners Inc. Mr. Lenz was Vice-President and Director of the Corporate and Investment Banking Division of RBC Dominion Securities Inc. from 1986 to 1999. From 1976 to 1986, Mr. Lenz was employed at Goldman Sachs & Co. in New York as Vice-President Corporate Finance specializing in Canada. Mr. Lenz is a member of the Board of Directors of DataMirror Corporation, Mad Catz Interactive, Inc., Trizec Canada Inc., Cancer Care Ontario, The Laidlaw Foundation, Ontario Genomics Institute as well as Vice-Chairman of Ontario Research and Development Challenge Fund. Mr. Lenz received a Bachelor of Science in chemical engineering from the University of Saskatchewan in 1970.

1 Director, Brompton Management Limited
2 Director, Brompton Stable Income Fund
3 Director, Brompton MVP Income Fund
4 Director, Brompton VIP Income Trust
5 Director, Brompton EWI Management Limited
6 Director, Brompton Business Trust Management Limited
7 Director, Brompton Equity Split Corp.
8 Director, Brompton Preferred Management Limited
9 Director, Brompton Energy Trust Management Limited
10 Director, Brompton FFI Management Limited



Donald W.C. Lillie
BA, MBA
1

Mr. Lillie has over 30 years of business experience and is currently President and CEO of Brompton Capital Advisors Inc. From January 1994 to July 2001, Mr. Lillie was Chairman and CEO of International Strategic Capital Corp. From September 1989 to January 1994, Mr. Lillie was President of Middlefield Securities Limited and, prior to that, held senior positions with Suncor Inc., Gulf Canada Inc., Canterra Energy Inc. and Shell Canada Ltd. Mr. Lillie also acted as a pension fund portfolio manager for National Trust Company Ltd. Mr. Lillie has a Bachelor of Arts degree (honours) in economics from Lakehead University and a Master of Business Administration degree from York University.



Raymond R. Pether
BA, MBA
1

Mr. Pether has 28 years of experience in the investment business having held numerous high level banking, real estate finance and investment positions. Mr. Pether co-founded the Brompton Group of Companies in 2000 and is Chief Executive Officer of Brompton Limited, its parent company. Formerly, Mr. Pether was President and Chief Executive Officer of Western Facilities Fund and was also Chief Operating Officer of Morrison Middlefield Resources Limited. Prior thereto, Mr. Pether held several senior positions with the Middlefield Group, including President of Middlefield Resources Limited. Mr. Pether is a director of Welton Energy Corporation. Mr. Pether received a Bachelor of Arts degree in economics from the University of Western Ontario in 1973 and a Master of Business Administration degree from McMaster University in 1975.



Peter L. Wallace
BA, MBA
1, 3, 8

Mr. Wallace has over 25 years of experience in the investment business and is currently a director of Brompton Management Limited and managing director of Newport Partners Inc. From 1997 to 1999, he was President of Wealth Management at Canada Trust Financial Services Inc. and, from 1987 to 1995, Mr. Wallace held various senior positions at Midland Walwyn Capital Inc., including the office of President from 1991 to 1995. He was a Governor of the Toronto Stock Exchange from 1993 to 1995. Mr. Wallace is a member of the Board of Directors of each of Welton Energy Corporation and Newport Partners Inc. Mr. Wallace received his Bachelor of Arts degree in commerce from McGill University in 1976 and a Master of Business Administration degree from the University of Western Ontario in 1978.



P. Michael Nedham
BSc, MBA, CBV
1, 4, 6, 10

Mr. Nedham has over 30 years of experience in the investment business and is currently a director of Brompton Management Limited and managing director of Newport Partners Inc. He co-founded Canada's first M&A group in 1971 at Burns Bros & Denton, a predecessor of Burns Fry and BMO Nesbitt Burns Inc. and served on its Board of Directors from 1974 to 1986. In 1986, Mr. Nedham co-founded Lancaster Financial Inc., which was sold to TD Securities Inc. in 1995, and was managing director of TD Securities Inc. until 1998. Mr. Nedham is a member of the Board of Directors of Newport Partners Inc. and x.eye incorporated. Mr. Nedham received an engineering degree from Queen's University in 1964, a Master of Business Administration degree from the University of Western Ontario in 1969 and is a member of the Canadian Institute of Chartered Business Valuators.



Arthur R.A. Scace
QC, BA, MA, LLB, LLD
2, 3, 4, 5, 6, 7, 8, 9, 10

Mr. Scace is counsel at McCarthy Tétrault and has over 35 years of legal and business experience. Mr. Scace began his career at McCarthy Tétrault in 1967 and served as the firm's National Chairman from 1997 to 1999. Mr. Scace is Chairman of the Board of Directors of The Bank of Nova Scotia and several other Canadian companies, and is a former Treasurer of The Law Society of Upper Canada. Mr. Scace received a Bachelor of Arts degree from the University of Toronto in 1960, a Bachelor of Arts degree from Oxford University as a Rhodes Scholar in 1963, a Master of Arts degree from Harvard University in 1961, and a Bachelor of Law degree from Osgoode Hall Law School at York University in 1965. Mr. Scace is also a Queen's Counsel and has received honourary Doctorates of Law from The Law Society of Upper Canada and York University.



Ken S. Woolner
BSc, PEng
2, 3, 4, 5, 6, 7, 8, 9, 10

Mr. Woolner has 20 years of experience in the oil and gas industry. Since December 2001, he has been President and Chief Executive Officer of Lightning Energy Ltd., a TSX listed oil and gas company operating in Western Canada. Mr. Woolner was the President and Chief Executive Officer of Velvet Exploration Ltd. from April 1997 to July 2001. From November 1991 to March 1997, Mr. Woolner was employed by Morrison Petroleums Ltd., in various positions, including Vice-President, Marketing and Executive Vice-President of CGGS Canadian Gas Gathering Systems Inc. In addition, Mr. Woolner was a director of Nevis Ltd., the underlying operating company of Western Facilities Fund, a public income trust. Mr. Woolner is a professional engineer and received a Bachelor of Science degree in geological engineering from the University of Toronto in 1983.

Statement of Governance Practices

Brompton supports good governance practices for its Brompton funds which include Brompton VIP Income Trust, Brompton MVP Income Fund, Brompton Stable Income Fund, Brompton Equal Weight Income Fund, Business Trust Equal Weight Income Fund, Brompton Equity Split Corp., Flaherty & Crumrine Investment Grade Preferred Fund, Brompton Equal Weight Oil & Gas Income Fund, Flaherty & Crumrine Investment Grade Fixed Income Fund and Brompton Advantaged Equal Weight Oil & Gas Income Fund. The managers of the Brompton funds have adopted the TSX guidelines for corporate governance and will adopt the new standards for investment funds set by the Ontario Securities Commission once they are finalized.

Each fund is managed by a separate management company and consequently, the boards of directors and committees referred to are the boards and committees of the individual management companies with the exception of Brompton Equity Split Corp. which has its own board of directors and committees.

We are pleased to report on our governance practices as follows:

TSX Guidelines for Effective Corporate Governance		Fund Governance Practices
1. The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.	✓	Pursuant to a management agreement, the Corporation has exclusive authority to manage the business and affairs of the Fund, to make all decisions regarding the business of the Fund and to bind the Fund. The Board of Directors ("Board") of each Corporation supervises the management of its respective Fund to ensure the Corporation meets its obligations under the management agreement and approves all significant decisions before they are implemented. The Board also ensures that the Corporation exercises its powers and performs its duties honestly, in good faith and in the best interests of the Fund and of the unitholders or shareholders of the Fund and to this end has adopted the Brompton Group Code of Business Ethics. The Board also ensures that the Corporation exercises care, diligence and skill that a reasonably prudent and qualified manager would exercise in comparable circumstances. Each Board delegates to management certain authorities and responsibilities for the day-to-day affairs of its respective Fund in accordance with the terms of the applicable management agreement and reviews management's performance and effectiveness within such context. Each Board has adopted a formal mandate that sets out its stewardship responsibilities and those responsibilities specifically delegated to management. Such mandate and delegation of authority and the Brompton Group Code of Business Ethics are available on the applicable fund website at www.bromptongroup.com.
As part of the overall stewardship responsibility, should assume responsibility for the following matters:		
a. adoption of a strategic planning process	✓	The declaration of trust, articles of incorporation and/or prospectus for each Fund sets the investment objectives, investment strategy, investment restrictions, investment guidelines and rebalancing criteria, as applicable, which effectively constitute the approved strategic plan. Changes to the aforesaid require the approval of the Fund's unitholders or shareholders in accordance with the terms of the declaration of trust or articles of the Corporation. Each Board meets quarterly and reviews the performance of the portfolio manager and/or manager both as to compliance with the portfolio management agreement and/or management agreement as well as to ensure the investment objectives of the Fund are being met and the investment strategy, investment restrictions, investment guidelines and rebalancing criteria, as applicable, are being followed. The Board also monitors the suitability of the investment strategy to meet the investment objectives and is responsible for preparing, for adoption by the unitholders or shareholders, any amendments to the investment objectives, investment strategy, investment restrictions, investment guidelines or rebalancing criteria, as applicable, which the Corporation believes are in the best interests of the unitholders or shareho'ders. The Board also reviews, provides input and approves all other major policy decisions.
b. the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks	✓	The prospectus for the initial public offering of each fund outlined the Fund's principal risks, and, on an ongoing basis, the Board and management review changes in the strategic environment and new business risks and opportunities. The Audit Committee of each Board reviews these risks, how these risks are being assessed and managed and reports to the Board on these matters. The Annual Information Form of the funds provides unitholders with a current assessment of the principal risks. The Board also reviews and approves the internal controls and risk management policies and systems.
c. succession planning, including appointing, training and monitoring senior management	✓	Each Fund has delegated the management of the Fund to the Corporation whose Board oversees the performance of the Corporation and the portfolio manager, as applicable. The actively managed funds, VIP, MVP, BSR, FAC, Split and FFI, have delegated the portfolio advisory functions to an independent portfolio manager. Portfolio decisions for the index-like funds, EWI, BWI, OGF, and AOG, are the responsibility of Brompton Capital Advisors Inc. The Board reviews the performance of the portfolio manager and Brompton Capital Advisors Inc. and can replace them if the Corporation determines a change would be in the best interest of the unitholders or shareholders. The Board monitors the performance of the Corporation and its CEO and approves all appointments to senior positions with the Corporation. The Board supports management's commitment to training and developing all employees.
d. a communications policy for the Corporation	✓	Each Board has adopted the Brompton Group Disclosure Policy for the Fund which it manages to ensure that procedures are in place to provide for the timely and fair dissemination of information to unitholders and shareholders and potential unitholders and shareholders and to ensure an adequate response to unitholder and shareholder inquiries. Unitholders or shareholders can provide feedback to the Corporation in a number of ways, including by telephone, email, fax and mail. The communications policy of each Fund outlines the procedures for disclosure of material information, announcements, and information to be posted on the respective Fund website. In addition, each Board has appointed a continuous disclosure manager for the Fund. The Board reviews and approves the Fund's major disclosure documents including Financial Statements, Management's Discussion and Analysis, Annual and Interim Reports and its Annual Information Form.
e. The integrity of the Corporation's internal control and management information systems.	✓	The Board through its Audit Committee requires management to implement and maintain appropriate systems of internal control for the Fund which it manages and meets with management to assess the adequacy, integrity and effectiveness of these systems of internal control. The Audit Committee also meets independently with the Fund's auditors at least annually following the audit of the Fund's financial statements to receive feedback on management's performance with respect to these issues.
2 & 3. The Board should be constituted with a majority of unrelated directors. The Board should disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a Corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder, and the analysis of the application of the principles supporting this conclusion.	✓	The Boards are made up of three independent and unrelated directors and two related directors and in each case, one of the related directors is an outside director. No unrelated directors have any material dealings with the Fund or the Corporation other than through their role as directors and ownership of units or shares in the Funds. The Boards are, therefore, made up of a majority of unrelated directors who do not have other material interests in or relationships with the Funds. No Fund has a significant shareholder. Each Corporation is wholly owned by Brompton Management Limited.

The managers of the Brompton Funds are:

Manager (individually the "Corporation")	Brompton Fund (individually the "Fund")
Brompton VIP Management Limited	Brompton VIP Income Trust ("VIP")
Brompton MVP Management Limited	Brompton MVP Income Fund ("MVP")
Brompton SI Fund Management Limited	Brompton Stable Income Fund ("BSR")
Brompton EWI Management Limited	Brompton Equal Weight Income Fund ("EWI")
Brompton Business Trust Management Limited	Business Trust Equal Weight Income Fund ("BWI")
Brompton Equity Split Management Limited	Brompton Equity Split Corp. ("Split")
Brompton Preferred Management Limited	Flaherty & Crumrine Investment Grade Preferred Fund ("FAC")
Brompton Energy Trust Management Limited	Brompton Equal Weight Oil & Gas Income Fund ("OGF")
Brompton FFI Management Limited	Flaherty & Crumrine Investment Grade Fixed Income Fund ("FFI")
Brompton AOG Management Limited	Brompton Advantaged Equal Weight Oil & Gas Income Fund ("AOG")

TSX Guidelines for Effective Corporate Governance		Fund Governance Practices
4. The Board should appoint a committee of directors composed exclusively of outside directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	✓	The Corporation does not have a nominating committee, however, the Board has implemented a procedure whereby the Corporate Governance Committee of each Board identifies, evaluates and recommends nominees for the Board and assesses directors on an ongoing basis. Each Corporate Governance Committee is composed exclusively of independent and unrelated directors. When recruiting new directors, the Board will ensure itself that the candidates possess the ability to devote the time required, a willingness to serve, personal qualities, traits and competencies such as integrity, experience and a solid track record as well as financial literacy or expertise which add value to the Board.
5. The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	✓	The Corporate Governance Committee monitors, reports on and makes recommendations regarding the effectiveness of the Board and its committees including evaluating the frequency, content and attendance at meetings, adequacy of information given to directors, communication processes between the Board and management and the strategic processes of the Board and its committees. The Corporate Governance Committee canvasses the directors to provide feedback for these evaluations and recommends changes to enhance the performance of the Board based on the feedback. Such evaluations are carried out annually.
6. The Board should provide an orientation and continuing education program for new directors.	✓	Each director is provided with a comprehensive orientation package containing up-to-date information on the Fund, historical public information about the Fund, the charters of the Board and its committees and current information on corporate governance. The Board receives quarterly presentations from management on the Fund's business.
7. The Board should examine its size and establish a Board size which facilitates effective decision making.	✓	The Corporate Governance Committee reviews the composition and size of the Board annually. The Committee determined that five directors is an appropriate Board size for effective decision making and communication. This element is considered by the Board as part of the overall Board effectiveness evaluation discussed above.
8. The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	✓	Each Corporate Governance Committee annually reviews director compensation and recommends appropriate adjustments based on the time commitment, risks and responsibilities of the directors. Director's fees are paid only to the non-management directors and are paid in cash.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	✓	Each Board has two committees, the Corporate Governance Committee and the Audit Committee, both of which are comprised solely of independent and unrelated directors.
10. Each Board should assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation's approach to governance issues and respond to the TSX Corporate Governance Guidelines.	✓	Each Board has appointed a Corporate Governance Committee to develop and monitor the Fund's approach to corporate governance issues. The Committee advises and assists the Board in applying governance principles and practices and tracks developments in corporate governance. The Board and the Corporate Governance Committee review and approve this statement on an annual basis.
11. The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.	✓	The Board has approved its mandate and a position description for the CEO including the definition of the limits to management's responsibilities. The Board approves the corporate objectives and assesses the CEO against these objectives annually.
12. The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	✓	The Board has appointed an independent and unrelated director as lead director and each Board is comprised of a majority of independent and unrelated directors. Each Board meeting allows for the lead director of the Board to chair a meeting of non-management directors at which any concerns may be freely expressed.
13. The Audit Committee should be composed only of outside directors and its roles and responsibilities should be specifically defined. The Audit Committee should have direct communication channels with the auditors. The Audit Committee duties should include oversight responsibility for management reporting on internal controls and it is the responsibility of the Audit Committee to ensure that management has designed and implemented an effective system of internal controls.	✓	The Audit Committee is comprised solely of independent and unrelated directors and its roles and responsibilities are outlined in its charter. The auditors have a direct line of communication with the Committee at all times and the auditors meet with the Committee without management present at least annually. All members of the Audit Committees are financially literate and have financial expertise. Financial literacy is defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement for an investment fund. Financial expertise is defined as the ability to analyze and interpret a full set of financial statements for an investment fund including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
14. The Board should implement a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances with approval of an appropriate committee of the Board.	✓	Individual directors may, with the approval of the Corporate Governance Committee, engage outside independent professional advisors at the expense of the Fund.

Portfolio Managers

In order to provide innovative and value-added investment products, Brompton has partnered with some of the most highly-qualified and well respected portfolio managers in the industry.

MFC Global Investment Management

MFC Global Investment Management is the diversified investment management group of Manulife Financial and is the portfolio manager for Brompton's three oldest funds – Brompton VIP Income Trust, Brompton MVP Income Fund and Brompton Stable Income Fund. MFC Global is a top-ranked portfolio manager of income fund investments with extensive experience in income trusts and both high-yield and investment grade fixed income investments. In fact, of the 2,357 Canadian mutual funds rated by Morningstar, Elliott & Page Monthly High Income Fund ranked #2 overall in risk-adjusted returns for the five year period ended January 31, 2005. MFC Global has more than 100 years of experience managing portfolios for The Manufacturers Life Insurance Company, John Hancock Life Insurance Company, and other major clients. With more than Cdn$200 billion in assets under management, MFC Global Investment Management is a leading global investment management group.

Flaherty & Crumrine Incorporated

Flaherty & Crumrine Incorporated is the oldest and most experienced firm specializing in preferred securities with extensive additional experience in corporate debt instruments. Flaherty & Crumrine acts as portfolio manager for two Brompton funds – Flaherty & Crumrine Investment Grade Preferred Fund and Flaherty & Crumrine Investment Grade Fixed Income Fund, both of which invest in investment-grade corporate debt and preferred securities, primarily of US issuers. The firm uses intensive credit analysis and thorough analysis of securities' terms and structure and active portfolio management, exploiting pricing inefficiencies in the fixed income markets to provide attractive rates of return on its funds.

Flaherty & Crumrine's two oldest funds (NYSE: PFD and NYSE: PFO) have received Morningstar 4 and 5-star overall ratings and have outperformed an index of Lipper Domestic US Investment Grade Bond Funds, while providing low levels of volatility. To achieve this, Flaherty & Crumrine employs a "safety net" hedging strategy in the management of all its funds, mitigating the risk of significant increases in interest rates, but allowing the net asset value of the funds to increase if interest rates decline. As a result, the hedge permits distributions paid by the funds to increase if interest rates increase significantly, while being relatively resistant to declining interest rates.

Highstreet Asset Management Inc.

Highstreet Asset Management Inc., a top Canadian equity manager, was chosen as the portfolio manager for Brompton's Equity Split Corp. Highstreet uses its proprietary GVQ™ investment strategy to seek out equity investments that offer more attractive growth, value and quality characteristics as compared to the S&P/TSX Capped Composite Index while maintaining market-like risk. Highstreet uses a quantitative investment methodology and rigorous buy and sell discipline to achieve superior long-term returns for its investors. Highstreet's Canadian Equity Fund has outperformed the TSX benchmark by over 6% per annum since inception in October 1998.

Brompton Capital Advisors Inc.

Brompton Capital Advisors Inc., a division of Brompton Group, acts as portfolio manager for all of Brompton's passive index-type funds – Brompton Equal Weight Income Fund, Business Trust Equal Weight Income Fund and Brompton Equal Weight Oil & Gas Income Fund. Historically, diversification has been a proven method for tempering risk while providing investors the opportunity for high returns. Brompton's equal weight approach provides investors with an index-like investment that limits exposure to any single security by investing an equal dollar amount in each security that meets defined inclusion criteria and by rebalancing periodically to reflect overall changes in the market. BCAI's main responsibilities include portfolio investment and rebalancing.

Management's Discussion and Analysis & Financial Statements


BROMPTON VIP INCOME TRUST

The Fund

Brompton VIP Income Trust is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol VIP.UN. The Fund invests in a broadly diversified portfolio of income generating investments including business funds, real estate investment trusts, oil and gas funds, power and pipeline funds and high-yield debt in order to deliver to investors a high level of monthly distributions. VIP is actively managed by MFC Global Investment Management, a subsidiary of Manulife Financial Corp. The trust is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

We are pleased to report that the Fund continued its strong performance in 2004. A total of $1.10 per unit was distributed to unitholders during the year, which when combined with an appreciation in net asset value of $2.34 per unit, represents a 30.3% total return for 2004. Since the inception of the Fund in February 2002, the Fund has generated a total return of 76.2%.

Distributions

During the year ended December 31, 2004, the Fund distributed $1.10 per unit comprised of $1.00 per unit in regular monthly distributions and $0.10 per unit as a special distribution. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objective. In 2004, approximately 39% of the distributions was classified as a return of capital for tax purposes. See the section titled 2004 Tax Information in this Annual Report for more information on the income tax characteristics of the distributions for 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2004, 62,534 units were acquired in the market at an average price of $11.61 per unit.

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 49 income funds and 60 fixed income investments, which provide diversification by issuer, industry and asset class. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

The Fund recorded net gains (realized and unrealized) of $22.0 million during the year as detailed in the table below. Business funds provided the largest contribution, while all other sectors added to the Fund's excellent performance. It should be noted that the Fund's fixed income securities are high-yield debt, which are mostly denominated in US dollars. In order to hedge this foreign exchange exposure, an amount approximately equal to these US dollar denominated assets was borrowed under the Fund's credit facilities in US dollars. As a result, gains or losses on the US dollar foreign exchange hedging are included with the gains or losses on the fixed income securities to show the net gain from this investment activity.


15%
5%
49%
16%
15%

Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Business funds	$ 2.6	$ 12.5	$ 15.1
Oil and gas funds	0.6	3.3	3.9
Power and pipeline funds	—	0.4	0.4
Real estate investment trusts	—	2.3	2.3
Fixed income securities and foreign exchange	(1.0)	1.3	0.3
Total	$ 2.2	$ 19.8	$ 22.0

Net Asset Value

During the year ended December 31, 2004 the net asset value of the Fund increased by $2.34 per unit or 21% to $13.70, broken down as follows:

		Per Unit
Net investment income	$	0.98
Net realized gain on investments		0.23
Net realized gain on loans payable		0.01
Net change in unrealized gain on investments		2.07
Net change in unrealized gain on loans payable		0.13
Results of operations		3.42
Capital transactions		0.02
Less: distributions		(1.10)
Increase in net asset value	$	2.34

Net Asset Value Since Inception


$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
Feb 02
Jan 03
Jan 04
Dec 04

Liquidity and Capital Resources

As of December 31, 2004, the Fund had total borrowings of $21.1 million under its credit facility, which represented 14.5% of total assets. These borrowings were comprised of US$13 million at a fixed rate of interest of 3.89% until May 2008, US$2.8 million based on floating rates of interest priced against LIBOR and $2.2 million on floating rate borrowing based on the bankers' acceptance rate. The portion of the borrowings on a fixed interest rate basis reduces the Fund's exposure to rising interest rates until 2008. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol VIP.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 120,200 units were purchased during the year at an average price of $11.11 per unit.

Unitholders may also redeem units of the Fund on the last business day of December of each year at the then current net asset value. In December 2004, the Fund announced that it had amended the method by which it was determining the net asset value for redemption purposes. The securities in the portfolio that are listed or traded on a stock exchange will now be valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. This method of calculating the net asset value is intended to maintain a fair redemption price for the unitholders who redeem their units, while minimizing the likelihood that long-term unitholders will be adversely affected by unusual short-term increases in the values of the portfolio securities. On December 31, 2004, a total of 786,205 units were redeemed for total proceeds of $10.9 million ($13.84 per unit).

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.85% of net asset value per annum. Combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 1.51% based on net assets and 1.24% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. While we continue to believe in the long-term fundamentals of the sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its level of regular monthly distributions.

Portfolio Manager's Report

Income Trusts

The only significant change that occurred in the Fund during 2004 was an increase in the weighting of the business trust sector in order to reduce the Fund's sensitivity to changing interest rates. This was accomplished by reducing the weighting of the US high-yield component from approximately 18.5% at the beginning of the year to approximately 15% at the end of the year.

High-Yield Debt

The strongest sectors of 2004 were those levered to the increased demand for raw materials from China and strong energy prices. Portfolio activity during the year included increasing the Fund's exposure in the financial, forest products and services sectors while some reductions occurred in cable and telecommunications due to early calls. The current low spread between BB-rated and B-rated bond yields has removed much of the incentive to take on the extra risk. Additionally we believe the best relative value is to be found in bonds rated BB.

While the high-yield market's normally low correlation to interest rates has probably been heightened by the historically low yield and spread environment, improving corporate earnings and lower default rates should limit the downslide risk this year. Given other important market variables such as the rate of economic growth in China, the strength of the US dollar and the direction of oil and commodity prices, we consider the Fund's higher quality defensive duration positioning appropriate.

MFC Global
Investment Management

Management's Responsibility Statement

The financial statements of Brompton VIP Income Trust (the "Fund") have been prepared by Brompton VIP Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton VIP Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton VIP Management Limited

Auditors' Report

To the Unitholders of Brompton VIP Income Trust:

We have audited the statement of investments of Brompton VIP Income Trust (the "Fund") as at December 31, 2004 and the statements of net assets as at December 31, 2004 and 2003 and the statements of operations, changes in net assets and cash flows for the years then ended. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations, the changes in its net assets and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statements of Net Assets

As at December 31	2004	2003
Assets		
Investments, at market value (cost 2004 – $104,509,384; 2003 – $109,858,621)	$ 142,219,285	$ 129,013,553
Cash and short-term investments	2,194,453	556,299
Distributions and interest receivable	1,271,770	1,364,413
Other receivables	–	66,414
Deferred financing costs (note 8)	57,622	73,601
Total assets	145,743,130	131,074,280
Liabilities		
Accounts payable and accrued liabilities	325,415	329,361
Distributions payable to unitholders (note 4)	1,497,824	756,345
Redemptions payable to unitholders	10,881,785	5,435,518
Loans payable (note 8)	21,125,053	21,451,464
Total liabilities	33,830,077	27,972,688
Net assets representing unitholders' equity	$ 111,913,053	$ 103,101,592
Units outstanding (note 3)	8,170,097	9,076,502
Net asset value per unit	$ 13.70	$ 11.36

Approved on behalf of Brompton VIP Income Trust, by the Board of Directors of Brompton VIP Management Limited, its Manager.

Peter A. Braaten
Director

James W. Davie
Director

Statements of Operations

For the year ended December 31	2004	2003
Income		
Distributions from income funds	$ 9,328,604	$ 9,957,375
Interest income	1,949,997	2,212,140
	11,278,601	12,169,515
Expenses		
Management fee (note 5)	993,878	902,448
Service fee (note 5)	442,866	401,917
General and administrative	186,116	231,031
Interest and bank charges (note 8)	848,644	898,526
	2,471,504	2,433,922
Net investment income	8,807,097	9,735,593
Net realized gain (loss) on investments and futures contracts (notes 6 & 7)	2,107,138	(57,143)
Net realized gain on loans payable (note 8)	97,606	124,440
Net change in unrealized gain on investments and futures contracts (note 7)	18,554,969	18,703,052
Net change in unrealized gain on loans payable (note 8)	1,193,816	1,100,423
Results of operations	$ 30,760,626	$ 29,606,365
Results of operations per unit [1]	$ 3.42	$ 3.06

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the year ended December 31	2004	2003
Cash flows from operating activities:		
Results of operations	$ 30,760,626	$ 29,606,365
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized (gain) loss on investments and futures contracts	(2,107,138)	57,143
Net realized (gain) on loans payable	(97,606)	(124,440)
Net change in unrealized (gain) on investments and futures contracts	(18,554,969)	(18,391,160)
Net change in unrealized (gain) on loans payable	(1,193,816)	(1,100,423)
Amortization of deferred financing costs	24,839	47,161
Decrease in distributions and interest receivable	92,643	20,045
Decrease in variation margin receivable on futures contracts	—	133,720
(Decrease) increase in accounts payable and accrued liabilities	(3,946)	45,201
Purchase of investments (note 6)	(18,714,916)	(33,305,551)
Proceeds from sale of investments (note 6)	26,171,291	36,198,223
Cash provided by operating activities	16,377,008	13,186,284
Cash flows from financing activities:		
Increase (decrease) in loans payable	965,011	(326,849)
Deferred financing costs paid	(8,860)	(104,149)
Distributions paid to unitholders (note 4)	(8,990,693)	(9,631,158)
Proceeds from distribution reinvestment plan (note 4)	66,414	287,391
Repurchase of units (note 3)	(1,335,208)	(2,394,216)
Amounts paid for redemption of units (note 3)	(5,435,518)	(1,426,237)
Cash used in financing activities	(14,738,854)	(13,595,218)
Net increase (decrease) in cash and short-term investments	1,638,154	(408,934)
Cash and short-term investments, beginning of period	556,299	965,233
Cash and short-term investments, end of period	$ 2,194,453	$ 556,299
Supplemental information:		
Interest paid	$ 819,706	$ 843,208

Statements of Changes in Net Assets

For the year ended December 31	2004	2003
Net assets – beginning of year	$ 103,101,592	$ 90,690,064
Operations:		
Results of operations	30,760,626	29,606,365
Unitholder transactions:		
Distributions to unitholders (note 4)	(9,732,172)	(9,594,265)
Proceeds from distribution reinvestment plan (note 4)	—	229,162
Repurchase of units (note 3)	(1,335,208)	(2,394,216)
Redemption of units (note 3)	(10,881,785)	(5,435,518)
	(21,949,165)	(17,194,837)
Net increase in net assets	8,811,461	12,411,528
Net assets – end of year	$ 111,913,053	$ 103,101,592
Distributions per unit	$ 1.1000	$ 0.9958

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
No. of Units	**Business Funds**					
333,126	Davis + Henderson Income Fund		$ 3,513,032		$ 7,561,960	
326,000	Energy Savings Income Fund		2,010,875		6,275,500	
218,200	BFI Canada Income Fund		2,179,737		5,343,718	
275,000	Connors Bros. Income Fund		3,258,115		5,128,750	
235,000	Gateway Casinos Income Fund		2,609,500		5,064,250	
219,455	Livingston International Income Fund		2,369,736		4,926,765	
206,360	Chemtrade Logistics Income Fund		2,872,025		4,189,108	
276,887	Westshore Terminals Income Fund		1,722,935		3,466,625	
110,000	Superior Plus Income Fund		2,142,200		3,302,200	
211,300	TimberWest Forest Corp.		2,820,477		3,186,404	
90,500	North West Company Fund		1,715,445		2,619,975	
196,000	The Keg Royalties Income Fund		1,955,700		2,518,600	
25,000	Fording Canadian Coal Trust		1,150,247		2,316,750	
130,000	Boston Pizza Royalties Income Fund		1,332,840		1,885,000	
119,000	Cineplex Galaxy Income Fund		1,190,070		1,749,300	
119,700	The Data Group Income Fund		1,197,000		1,281,987	
134,000	Osprey Media Income Fund		1,340,000		1,266,300	
151,750	Sun Gro Horticulture Income Fund		1,528,302		1,236,763	
225,000	Specialty Foods Group Income Fund		2,261,600		1,012,500	
40,000	Sleep Country Income Fund		481,600		955,600	
66,712	Armtec Infrastructure Income Fund		695,420		917,290	
72,000	Student Transportation of America Ltd.		739,104		759,600	
78,000	Sir Royalty Income Fund		780,000		756,600	
50,000	Yellow Pages Income Fund		564,000		674,500	
46,000	Hardwoods Distribution Income Fund		460,000		545,100	
39,000	CML Healthcare Income Fund		426,270		520,650	
43,000	Medical Facilities Corporation		430,000		520,300	
23,000	IBI Income Fund		237,438		258,750	
			43,983,668		70,240,845	49.4%
No. of Units	**Oil & Gas Funds**					
306,385	ARC Energy Trust		3,858,386		5,484,291	
175,100	Shiningbank Energy Income Fund		2,678,701		3,762,899	
150,400	Advantage Energy Income Fund		1,580,130		3,310,304	
32,417	Canadian Oil Sands Trust		1,393,641		2,191,713	
101,780	Focus Energy Trust		1,226,449		2,032,547	
215,000	Viking Energy Royalty Trust		1,551,332		1,451,250	
53,000	Bonavista Energy Trust		1,068,320		1,436,300	
29,180	Enerplus Resources Fund		766,192		1,272,248	
			14,123,151		20,941,552	14.7%
No. of Units	**Real Estate Investment Trusts**					
313,400	RioCan REIT		3,887,260		5,562,850	
182,500	Northern Property REIT		2,017,703		2,967,450	
147,400	Summit REIT		2,232,334		2,656,148	
178,000	O&Y REIT		1,945,541		2,509,800	
175,000	Borealis Retail REIT		1,779,250		2,341,500	
122,225	H&R REIT		1,710,862		2,321,053	
125,000	InnVest REIT		1,243,800		1,487,500	
60,000	Cominar REIT		828,000		1,035,600	
50,000	Chartwell Seniors Housing REIT		570,255		705,000	
57,700	Canadian Hotel Income Properties REIT		527,701		614,505	
			16,742,706		22,201,406	15.6%
No. of Units	**Power and Pipeline Funds**					
290,000	Pembina Pipeline Income Fund		3,321,644		3,958,500	
120,000	Northland Power Income Fund		1,352,900		1,696,800	
156,000	Algonquin Power Income Fund		1,507,700		1,656,720	
			6,182,244		7,312,020	5.2%

The accompanying notes are an integral part of these financial statements.

As at December 31, 2004		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value ($)	**Fixed Income Investments**					
US 650,000	Compagnie Generale de Geophysique *10.625%, due November 15, 2007*	$ 682,500	$ 1,085,585	$ 686,563	$ 822,605	
US 650,000	Rogers Wireless Communications Inc. *9.625%, due May 1, 2011*	657,313	1,058,930	766,375	917,034	
US 600,000	Western Financial Bank *9.625%, due May 15, 2012*	597,108	937,937	687,000	823,129	
US 535,000	Brand Services Inc. *12%, due October 15, 2012*	616,646	821,760	601,875	721,137	
US 600,000	Charter Communications Holdings, LLC *10.25%, due September 15, 2010*	618,180	777,301	639,000	765,618	
US 500,000	CP Ships Limited *10.375%, due July 15, 2012*	571,235	768,932	579,375	694,178	
US 600,000	Calpine Corp. *7.625%, due April 15, 2006*	589,230	726,107	592,500	709,904	
US 500,000	MGM Mirage Inc. *6.75%, due February 1, 2008*	538,205	709,893	528,125	632,773	
US 500,000	Allied Waste North America *9.25%, due September 1, 2021*	537,110	674,234	543,750	651,494	
US 400,000	Park Place Entertainment Corporation *8.125%, due May 15, 2011*	404,000	644,097	464,000	555,942	
US 400,000	United Surgical Partners Holdings, Inc. *10%, due December 15, 2011*	401,375	640,464	458,000	548,753	
CDN 800,000	Calpine Canada Energy Finance ULC *8.75%, due October 15, 2007*	—	635,000	—	664,000	
US 400,000	Lyondell Chemical Company *11.125%, due July 15, 2012*	412,872	633,837	477,000	571,518	
CDN 550,000	Avenor Inc. *10.85%, due November 30, 2014*	—	618,647	—	665,365	
US 460,000	Rite Aid Corporation *8.125%, due May 1, 2010*	493,304	603,360	488,750	585,596	
US 335,000	Lear Corporation *8.11%, due May 15, 2009*	346,725	552,784	380,295	455,649	
CDN 355,000	BC Telecom Inc. *11.9%, due November 22, 2015*	—	542,617	—	551,478	
US 375,000	CITGO Petroleum Corporation *7.875%, due May 15, 2006*	379,091	535,351	393,750	471,772	
US 400,000	Nextel Communications Inc. *5.95%, due March 15, 2014*	408,784	499,206	416,000	498,430	
US 300,000	Tembec Industries Inc. *8.5%, due February 1, 2011*	307,500	472,043	303,000	363,039	
US 300,000	Western Oil Sands Inc. *8.375%, due May 1, 2012*	300,750	470,102	352,125	421,899	
US 300,000	Ingram Micro Inc. *9.875%, due August 15, 2008*	321,915	469,767	327,750	392,694	
US 300,000	Amkor Technology Inc. *9.25%, due February 15, 2008*	320,001	460,987	308,250	369,330	
US 300,000	Iron Mountain Inc. *7.75%, due January 15, 2015*	312,000	454,678	306,000	366,634	
US 300,000	Thornburg Mortgage *8%, due May 15, 2013*	320,310	387,089	320,250	383,707	
US 300,000	Buckeye Technologies Inc. *8%, due October 15, 2010*	286,032	381,880	301,500	361,242	
US 250,000	D.R. Horton, Inc. *8.5%, due April 15, 2012*	241,250	378,835	280,000	335,482	
US 250,000	Owens Brockway Glass Container Inc. *8.75%, due November 15, 2012*	262,558	377,707	283,125	339,226	
US 250,000	Foot Locker Inc. *8.5%, due January 15, 2022*	260,000	360,360	276,250	330,989	
US 250,000	Unisys Corporation *6.875%, due March 15, 2010*	258,200	349,758	268,750	322,003	
US 250,000	Georgia Pacific Corp. *8.125%, due May 15, 2011*	225,238	349,167	288,750	345,966	
US 250,000	Healthsouth Corporation *8.375%, due October 1, 2011*	240,303	316,551	260,625	312,268	
US 200,000	Teekay Shipping Corporation *8.875%, due July 15, 2011*	221,242	300,799	233,000	279,169	
US 174,000	Columbia/HCA Healthcare Corporation *9%, due December 15, 2014*	204,366	275,568	205,830	246,615	
US 167,000	IPC Acquisition Corp. *11.5%, due December 15, 2009*	167,678	266,117	183,700	220,100	
CDN 250,000	Shaw Communications Inc. *7.5%, due November 20, 2013*	—	250,000	—	272,958	
CDN 250,000	Dundee Bancorp Inc. *6.7%, due September 24, 2007*	—	249,375	—	257,651	
US 150,000	Iron Mountain Inc. *8.625%, due April 1, 2013*	162,191	244,910	160,125	191,854	
US 170,000	Dollar Financial Group *9.75%, due November 15, 2011*	182,283	238,052	185,300	222,017	
US 175,000	Healthsouth Corporation *7%, due June 15, 2008*	177,217	228,894	182,438	218,587	
US 185,000	Mueller Industries *6%, due November 1, 2014*	184,959	226,186	182,255	218,333	
US 170,000	United Rentals Inc. *7%, due February 15, 2014*	170,000	223,652	159,800	191,464	
US 150,000	Legrand SA *8.5%, due February 15, 2025*	152,432	206,849	177,750	212,971	
US 150,000	Refco Group, Ltd. *9%, due August 01, 2012*	162,681	201,073	165,000	197,695	
CDN 200,000	Hudson's Bay Company *7.5%, due June 15, 2007*	—	200,000	—	207,000	
CDN 200,000	Intrawest Corporation *6.875%, due October 15, 2009*	—	200,000	—	203,514	
US 125,000	Las Vegas Sands, Inc. *11%, due June 15, 2010*	141,526	193,905	143,281	171,672	
US 106,000	Columbia/HCA Healthcare Corporation *8.36%, due April 15, 2024*	128,018	169,204	116,054	139,050	
US 125,000	Cogentrix Energy Inc. *8.75%, due October 15, 2008*	126,570	165,090	143,510	171,946	
US 125,000	Triton PCS Holdings Inc. *8.75%, due November 15, 2011*	100,031	158,670	99,375	119,066	
US 100,000	AES Corporation *8.75%, due June 15, 2008*	108,005	137,836	110,000	131,796	
US 100,000	Century Aluminum Co. *7.5%, due August 15, 2014*	100,000	133,450	107,000	128,202	
US 100,000	Mueller Group *10%, due May 1, 2012*	108,500	133,368	109,500	131,197	
US 100,000	Royal Caribbean Cruises *6.875%, due December 1, 2013*	101,193	133,119	108,500	129,999	
US 67,000	Resolution Performance Products LLC *8%, due December 15, 2009*	69,371	87,866	72,360	86,698	
US 33,000	Resolution Performance Products LLC *9.5%, due April 15, 2010*	33,184	43,305	35,888	42,999	
US 25,000	AT & T Corp *7.33%, due November 15, 2011*	28,607	34,817	28,906	34,634	
US 169,000	Finova Group Inc. *7.5%, due November 15, 2009*	19,915	34,652	83,655	100,231	
US 19,000	Pep Boys - Manny, Moe & Jack *7.5%, due December 15, 2014*	19,000	23,332	19,356	23,192	
US 17,000	NDCHealth Corp. *10.5%, due December 01, 2012*	18,389	22,560	18,360	21,998	
		14,797,093	23,477,615	15,609,676	21,523,462	15.1%
	Total	$ 14,797,093	$ 104,509,384	$ 15,609,676	$ 142,219,285	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004 and 2003

1. OPERATIONS

Brompton VIP Income Trust (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on October 25, 2001 pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton VIP Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on February 19, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains (losses) on sale of investments and futures contracts include net realized gains or losses from foreign currency changes.

c) **Futures Contracts**
Futures contracts are valued on each business day according to the gain or loss that would be realized if the contracts were closed out. This value is recorded as an unrealized gain or loss. When the contracts are closed out, gains and losses are included in realized gains and losses. Any payments made to satisfy initial and variation margin are reflected as a receivable balance.

d) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

e) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments, are translated at the rate of exchange prevailing at the time of such transactions.

f) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, distributions and interest receivable, variation margin receivable on futures contracts, other receivables, accounts payable and accrued liabilities, distributions payable to unitholders, redemptions payable to unitholders and loans payable, approximate their carrying values.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during December of any year, but at least five business days prior to December 31. Redemption of surrendered units will be effected at net asset value on December 31 of each year and will be settled on or before the twentieth business day following such effective date.

Issued

	2004		2003	
	Number of Units	Amount	Number of Units	Amount
Units – beginning of year	9,076,502	$ 83,900,972	9,762,925	$ 91,501,544
Units redeemed	(786,205)	(10,881,785)	(475,033)	(5,435,518)
Units issued through the distribution reinvestment plan (note 4)	—	—	24,010	229,162
Units repurchased pursuant to a normal course issuer bid	(120,200)	(1,335,208)	(235,400)	(2,394,216)
Units – end of year	8,170,097	$ 71,683,979	9,076,502	$ 83,900,972

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the periods from November 6, 2003 through to November 5, 2004 and from November 8, 2004 to November 7, 2005. Pursuant to these issuer bid periods, the Fund is permitted to purchase up to 918,400 and 883,000 units, respectively, for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the year ended December 31, 2004, 120,200 (2003 – 235,400) units were purchased for cancellation.

The weighted average number of units outstanding for the year ended December 31, 2004 was 8,984,012 (2003 – 9,683,604).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2004, the Fund declared total distributions of $1.10 per unit (2003 – $0.9958). Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2004, nil (2003 – 24,010) units were issued from treasury by the Fund pursuant to the reinvestment plan.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.85% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT AND FUTURES TRANSACTIONS

Investment transactions for the year ended December 31 were as follows:

	2004	2003
Proceeds from sale of investments and futures	$ 26,171,291	$ 36,198,223
Less cost of investments sold:		
Investments at cost – beginning of year	109,858,621	112,808,436
Investments purchased during the year	18,714,916	33,305,551
Investments at cost – end of year	(104,509,384)	(109,858,621)
Cost of investments sold during the year	24,064,153	36,255,366
Net realized gain (loss) on sale of investments	$ 2,107,138	$ (57,143)

Foreign exchange losses arising from the disposition of investments of $1,373,542 (2003 – $1,097,501) are included in the net realized gain of $2,107,138 (2003 – ($57,143)) above.

Brokerage commissions on investments purchased and sold during the year ended December 31, 2004 amounted to $39,727 (2003 – $100,509).

7. FUTURES CONTRACTS

During the year ended December 31, 2003, the Fund used currency futures contracts to hedge foreign exchange risk associated with its US dollar fixed income investments and realized gains in the amount of $2,800,954 on futures contracts that were closed out. During the year ended December 31, 2004, the Fund hedged its US dollar exposure by borrowing in US dollars.

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $7.0 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage. At December 31, 2004, the Fund had borrowings on a bankers' acceptance basis in the amount of $2.2 million and US borrowings in the amount of $3.4 million (US$2.8 million) outstanding under this facility. On May 29, 2003, the Fund borrowed US$13.0 million under the term credit facility at a fixed rate of interest of 3.89% for a five year period ending May 28, 2008, which represents $15.6 million at December 31, 2004. During the year ended December 31, 2004, the Fund realized a foreign exchange gain in the amount of $97,606 (2003 – $124,440) on the repayment of borrowings in US dollars under the revolving credit facility. At December 31, 2004, borrowings in US dollars had an unrealized foreign exchange gain of $2,294,239 (2003 – $1,100,423). The credit facilities are secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facilities and renewal fees are deferred and amortized over the term of the facilities. For the year ended December 31, 2004, the Fund has recorded amortization of these costs in the amounts of $24,839 (2003 – $47,161).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.


BROMPTON MVP INCOME FUND

The Fund

Brompton MVP Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol MVP.UN. The Fund utilizes an active asset and sector allocation strategy to invest in a diversified portfolio of income trusts and high-yield debt across a broad range of industries and geographic areas. Its investment focus is on business funds with smaller weightings in real estate investment trusts, oil and gas funds, power and pipeline funds, high-yield debt and special situations. MVP is actively managed by MFC Global Investment Management, a subsidiary of Manulife Financial Corp. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

We are pleased to report that the Fund continued its strong performance in 2004. A total of $1.05 per unit was distributed to unitholders during the year, which when combined with an appreciation in net asset value of $2.92 per unit, represents a 33.6% total return for 2004. Since the inception of the Fund in July 2002, the Fund has generated a total return of 81.1%.

Distributions

During the period ended December 31, 2004, the Fund distributed $1.05 per unit, comprised of $0.95 per unit in regular monthly distributions and $0.10 per unit as a special distribution. As a result of the strong performance in the value of the Fund's portfolio and the corresponding significant net capital gain realized in 2004, the Fund declared to unitholders of record as at December 31, 2004, an additional special distribution payable in additional units of the Fund of $0.15748 per unit. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objectives. In 2004, none of the distributions made by the Fund was classified as a return of capital for tax purposes. See the section titled 2004 Tax Information in this Annual Report for more information on the income tax characteristics of the distributions for 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2004, 29,113 units were acquired in the market at an average price of $12.25 per unit and 2,564 units were issued out of treasury at an average price of $11.99 per unit.

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 37 income funds, 53 fixed income investments and one equity investment, which provide diversification by issuer, industry and asset class. The breakdown of the portfolio is shown in the accompanying pie chart and a detailed listing of the Fund's security holdings is provided in the financial statements.

The Fund recorded net gains (realized and unrealized) of $16.3 million during the year as detailed in the table below. Business funds provided the largest contribution, while all other sectors added to the Fund's excellent performance. It should be noted that the Fund's fixed income securities are high-yield debt, which are mostly denominated in US dollars. In order to hedge this foreign exchange exposure, an amount approximately equal to these US dollar denominated assets was borrowed under the Fund's credit facilities in US dollars. As a result, gains or losses on the US dollar foreign exchange hedging are included with the gains or losses on the fixed income securities to show the net gain from this investment activity.


10%
3%
56%
11%
2%
18%

Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Business funds	$ 6.9	$ 6.5	$ 13.4
Oil and gas funds	0.6	1.0	1.6
Power and pipeline funds	–	–	–
Real estate investment trusts	0.5	0.3	0.8
Equities	1.3	(0.9)	0.4
Fixed income securities and foreign exchange	(0.4)	0.5	0.1
Total	$ 8.9	$ 7.4	$ 16.3

Net Asset Value

During the year ended December 31, 2004, the net asset value of the Fund increased by $2.92 per unit or 25% to $14.74 per unit, broken down as follows:

	Per Unit
Net investment income	$ 0.97
Net realized gain on investments	1.51
Net realized loss on loans payable	(0.02)
Net change in unrealized gain on investments	1.08
Net change in unrealized gain on loans payable	0.16
Results of operations	3.70
Capital transactions	0.27
Less: distributions	(1.05)
Increase in net asset value	$ 2.92

Net Asset Value Since Inception



$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
Jul 02
Jan 03
Jan 04
Dec 04

Liquidity and Capital Resources

As of December 31, 2004, the Fund had total borrowings of $15.3 million under its credit facility, which represented 16.5% of total assets. These borrowings were comprised of US$10.5 million at a fixed rate of interest of 2.78% until May 2005 and $1.5 million in floating rate borrowing based on the bankers' acceptance rate, and a US dollar loan equivalent to $1.2 million based on LIBOR. The borrowings have been used principally to invest in additional portfolio investments to increase the distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol MVP.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 52,700 units were purchased during the year at an average price of $11.62 per unit.

Unitholders may also redeem units of the Fund on June 30 of each year at the then current net asset value. In December 2004, the Fund announced that it had amended the method by which it was determining the net asset value for redemption purposes. The securities in the portfolio that are listed or traded on a stock exchange will now be valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. This method of calculating the net asset value is intended to maintain a fair redemption price for the unitholders who redeem their units, while minimizing the likelihood that long-term unitholders will be adversely affected by unusual short-term increases in the values of the portfolio securities. On June 30, 2004, a total of 1.6 million units were redeemed for total proceeds of $20.2 million ($12.41 per unit).

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.85% of net asset value per annum. Combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 1.55% based on net assets and 1.24% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. While we continue to believe in the long-term fundamentals of the sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its level of regular monthly distributions.

Portfolio Manager's Report

Income Trusts

The significant changes that occurred in the Fund, during 2004, from an asset mix perspective were reductions in the weightings of the energy, infrastructure and the special situations sectors. The proceeds resulting from the reductions were used to increase the weighting of the business trusts sector in order to reduce the Fund's sensitivity to changes in interest rates.

High-Yield Debt

The strongest sectors of 2004 were those levered to the increased demand for raw materials from China and strong energy prices. Portfolio activity during the year included increasing the Fund's exposure in the financial, forest products and services sectors while some reductions occurred in cable and telecommunications due to early calls. The current low spread between BB-rated and B-rated bond yields has removed much of the incentive to take on the extra risk. Additionally we believe the best relative value is to be found in funds rated BB.

While the high-yield market's normally low correlation to interest rates has probably been heightened by the historically low yield and spread environment, improving corporate earnings and lower default rates should limit the downslide risk this year. Given other important market variables such as the rate of economic growth in China, the strength of the US dollar and the direction of oil and commodity prices, we consider the Fund's higher quality defensive duration positioning appropriate.

MFC Global Investment Management

Management's Responsibility Statement

The financial statements of Brompton MVP Income Fund (the "Fund") have been prepared by Brompton MVP Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton MVP Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton MVP Management Limited

Auditors' Report

To the Unitholders of Brompton MVP Income Fund:

We have audited the statement of investments of Brompton MVP Income Fund (the "Fund") as at December 31, 2004 and the statements of net assets as at December 31, 2004 and 2003 and the statements of operations, changes in net assets and cash flows for the years then ended. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations, the changes in its net assets and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statements of Net Assets

As at December 31	2004	2003
Assets		
Investments, at market value (cost 2004 – $64,892,885; 2003 – $81,815,664)	$ 87,553,683	$ 98,039,582
Cash and short-term investments	3,981,119	1,033,014
Distributions and interest receivable	846,786	1,011,191
Deferred financing costs (note 8)	12,993	35,006
Total assets	92,394,581	100,118,793
Liabilities		
Accounts payable and accrued liabilities	258,380	304,797
Distributions payable to unitholders (note 4)	923,003	540,394
Loans payable (note 8)	15,277,977	18,593,190
Total liabilities	16,459,360	19,438,381
Net assets representing unitholders' equity	$ 75,935,221	$ 80,680,412
Units outstanding (note 3)	5,151,546	6,825,739
Net asset value per unit	$ 14.74	$ 11.82

Approved on behalf of Brompton MVP Income Fund, by the Board of Directors of Brompton MVP Management Limited, its Manager.

Peter A. Braaten
Director

James W. Davie
Director

Statements of Operations

For the year ended December 31	2004	2003
Income		
Distributions from income funds	$ 5,925,148	$ 7,270,384
Interest income	1,524,186	1,790,330
	7,449,334	9,060,714
Expenses		
Management fee (note 5)	690,939	714,789
Service fee (note 5)	314,366	307,118
General and administrative	156,545	232,940
Interest and bank charges (note 8)	523,370	736,284
	1,685,220	1,991,131
Net investment income	5,764,114	7,069,583
Net realized gain (loss) on investments and futures contracts (notes 6 & 7)	8,992,210	(89,810)
Net realized gain (loss) on loans payable (note 8)	(98,030)	166,200
Net change in unrealized gain on investments and futures contracts (note 7)	6,436,880	15,595,453
Net change in unrealized gain on loans payable (note 8)	962,333	1,143,066
Results of operations	$ 22,057,507	$ 23,884,492
Results of operations per unit [1]	$ 3.70	$ 3.18

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the year ended December 31	2004	2003
Cash flows from operating activities:		
Results of operations	$ 22,057,507	$ 23,884,492
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized (gain) loss on investments and futures contracts	(8,992,210)	89,810
Net realized loss (gain) on loans payable	98,030	(166,200)
Net change in unrealized gain on investments and futures contracts	(6,436,880)	(15,335,514)
Net change in unrealized gain on loans payable	(962,333)	(1,143,066)
Amortization of deferred financing costs	30,024	61,377
Decrease in distributions and interest receivable	164,405	197,307
Decrease in variation margin receivable on futures contracts	—	182,562
Decrease in accounts payable and accrued liabilities	(46,417)	(158,762)
Purchase of investments (note 6)	(21,097,665)	(32,192,266)
Proceeds from sale of investments (note 6)	47,012,654	45,552,731
Cash provided by operating activities	31,827,115	20,972,471
Cash flows from financing activities:		
Proceeds from issuance of units, net (note 3)	—	53,587
Decrease in loans payable	(2,450,910)	(26,101)
Deferred financing costs paid	(8,011)	(66,224)
Distributions paid to unitholders (note 4)	(5,680,096)	(6,988,338)
Proceeds from distribution reinvestment plan (note 4)	30,738	84,469
Repurchase of units (note 3)	(612,448)	(6,015,920)
Amounts paid for redemption of units (note 3)	(20,158,283)	(8,185,219)
Cash used in financing activities	(28,879,010)	(21,143,746)
Net increase (decrease) in cash and short-term investments	2,948,105	(171,275)
Cash and short-term investments, beginning of period	1,033,014	1,204,289
Cash and short-term investments, end of period	$ 3,981,119	$ 1,033,014
Supplemental information:		
Interest paid	$ 481,490	$ 684,062

Statements of Changes in Net Assets

For the year ended December 31	2004	2003
Net assets – beginning of year	$ 80,680,412	$ 77,773,457
Operations:		
Results of operations	22,057,507	23,884,492
Unitholder transactions:		
Proceeds from issuance of units, net	—	53,587
Distributions to unitholders (note 4)	(6,062,705)	(6,914,454)
Proceeds from distribution reinvestment plan (note 4)	30,738	84,469
Repurchase of units (note 3)	(612,448)	(6,015,920)
Redemption of units (note 3)	(20,158,283)	(8,185,219)
	(26,802,698)	(20,977,537)
Net increase (decrease) in net assets	(4,745,191)	2,906,955
Net assets – end of year	$ 75,935,221	$ 80,680,412
Distributions per unit	$ 1.05004	$ 0.93334

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
No. of Units	**Business Funds**					
263,140	Davis + Henderson Income Fund		$ 3,010,238		$ 5,973,278	
247,000	Energy Savings Income Fund		1,682,738		4,754,750	
200,000	Gateway Casinos Income Fund		2,011,408		4,310,000	
159,900	BFI Canada Income Fund		1,771,403		3,915,951	
243,400	Boston Pizza Royalties Income Fund		2,491,145		3,529,300	
200,000	Cineplex Galaxy Income Fund		2,058,000		2,940,000	
182,100	The Keg Royalties Income Fund		1,777,715		2,339,985	
110,400	Connors Bros. Income Fund		1,438,795		2,058,960	
22,100	Fording Canadian Coal Trust		1,014,251		2,048,007	
147,542	Yellow Pages Income Fund		1,585,620		1,990,342	
98,000	Chemtrade Logistics Income Fund		1,389,549		1,989,400	
77,000	Sleep Country Canada Income Fund		771,619		1,839,530	
110,000	TimberWest Forest Corp.		1,416,343		1,658,800	
73,500	Livingston International Income Fund		922,525		1,650,075	
53,300	North West Company Fund		1,031,598		1,543,035	
47,500	Superior Plus Income Fund		910,611		1,425,950	
80,000	The Brick Group Income Fund		828,000		1,116,800	
106,000	Osprey Media Income Fund		1,060,000		1,001,700	
116,922	Sun Gro Horticulture Income Fund		1,240,163		952,914	
76,500	The Data group Income Fund		765,000		819,315	
45,000	Student Transportation of America Ltd.		461,940		474,750	
34,160	Second Cup Royalty Income Fund		341,600		405,479	
18,800	Consumers' Waterheater Income Fund		204,920		286,700	
24,000	IBI Income Fund		246,896		270,000	
			30,432,077		49,295,021	56.3%
No. of Units	**Real Estate Investment Trusts**					
185,000	RioCan REIT		2,277,009		3,283,750	
121,500	Northern Property REIT		1,490,530		1,975,590	
81,900	Summit REIT		1,281,394		1,475,838	
79,000	InnVest REIT		778,259		940,100	
50,000	Chartwell Seniors Housing REIT		570,255		705,000	
40,000	Canadian Apartment Properties REIT		544,600		603,200	
32,500	Sunrise Senior Living REIT		325,000		375,050	
			7,267,047		9,358,528	10.7%
No. of Units	**Oil & Gas Funds**					
184,413	ARC Energy Trust		2,298,094		3,300,993	
111,250	Shiningbank Energy Income Fund		1,760,361		2,390,763	
71,560	Focus Energy Trust		942,715		1,429,053	
17,600	Canadian Oil Sands Trust		667,944		1,189,936	
			5,669,114		8,310,745	9.5%
No. of Units	**Power and Pipeline Funds**					
118,000	Pembina Pipeline Income Fund		1,353,356		1,610,700	
85,000	Algonquin Power Income Fund		829,999		902,700	
			2,183,355		2,513,400	2.9%
No. of Shares	**Equity Investments**					
60,000	BCE Inc.		1,713,354		1,735,200	2.0%

The accompanying notes are an integral part of these financial statements.

As at December 31, 2004		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value ($)	Fixed Income Investments					
US 695,000	Charter Communications Holdings *10.25%, due September 15, 2010*	$ 713,584	$ 904,942	$ 740,175	$ 886,841	
CDN 470,000	BC Telecom Inc. *11.9%, due November 22, 2015*	—	718,395	—	730,125	
US 535,000	Brand Services Inc. *12%, due October 15, 2012*	618,310	821,760	601,875	721,137	
US 500,000	CP Ships Limited *10.375%, due July 15, 2012*	537,345	822,335	579,375	694,178	
CDN 550,000	Avenor Inc. 10.85%, *due November 30, 2014*	—	619,336	—	665,365	
US 500,000	Allied Waste Industries, Inc. *9.25%, due September 1, 2012*	537,110	674,234	543,750	651,494	
US 445,000	Western Financial Bank *9.625%, due May 15, 2012*	429,323	676,011	509,525	610,487	
US 460,000	Rite Aid Corporation *8.125%, due May 1, 2010*	493,304	603,360	488,750	585,596	
US 400,000	United Surgical Partners Holdings, Inc. *10%, due December 15, 2011*	414,000	656,107	458,000	548,753	
US 350,000	Lyondell Chemical Company *11.125%, due July 15, 2012*	344,796	524,386	417,375	500,078	
US 400,000	Nextel Communications Inc. *5.95%, due March 15, 2014*	408,784	499,206	416,000	498,430	
US 375,000	CITGO Petroleum Corporation *7.875%, due May 15, 2006*	379,091	535,351	393,750	471,772	
US 350,000	Healthsouth Corporation *7%, due June 15, 2008*	354,435	457,788	364,875	437,175	
US 350,000	Calpine Corporation *8.25%, due August 15, 2005*	341,250	454,920	355,250	425,643	
US 300,000	Georgia Pacific Corp. *8.125%, due May 15, 2011*	286,296	447,583	346,500	415,159	
US 400,000	Calpine Corporation *8.75%, due July 15, 2013*	371,000	493,727	332,000	397,786	
US 300,000	Ingram Micro Inc. *9.875%, due August 15, 2008*	321,054	468,593	327,750	392,694	
US 300,000	Tembec Industries Inc. *8.5%, due February 1, 2011*	303,000	476,831	303,000	363,039	
US 250,000	Western Oil Sands Inc. *8.375%, due May 1, 2012*	251,088	390,593	293,438	351,582	
US 250,000	Owens Brockway Glass Container Inc. *8.75%, due November 15, 2012*	262,558	377,707	283,125	339,226	
US 250,000	Amkor Technology Inc. *9.25%, due February 15, 2008*	266,668	384,156	256,875	307,775	
US 250,000	Iron Mountain Inc. *7.75%, due January 15, 2015*	260,000	378,898	255,000	305,528	
US 225,000	Foot Locker Inc. *8.5%, due January 15, 2022*	220,734	327,192	248,625	297,890	
US 202,000	Columbia/HCA Healthcare Corporation *9%, due December 15, 2014*	239,435	322,854	238,952	286,300	
US 200,000	Teekay Shipping Corporation *8.875%, due July 15, 2011*	221,242	300,799	233,000	279,169	
CDN 250,000	Shaw Communications Inc. *7.5%, due November 20, 2013*	—	250,000	—	272,958	
CDN 250,000	Dundee Bancorp Inc. *6.7%, due September 24, 2007*	—	249,375	—	257,651	
US 200,000	Thornburg Mortgage *8%, due May 15, 2013*	214,202	256,914	213,500	255,805	
US 170,000	Dollar Financial Group *9.75%, due November 15, 2011*	182,283	238,052	185,300	222,017	
CDN 200,000	Hudson's Bay Company *7.5%, due June 15, 2007*	—	200,000	—	207,000	
CDN 200,000	Intrawest Corporation *6.875%, due October 15, 2009*	—	200,000	—	203,514	
US 150,000	Refco Group, Ltd: *9%, due August 01, 2012*	162,681	201,073	165,000	197,695	
US 165,000	Mueller Industries *6%, due November 1, 2014*	164,964	201,734	162,525	194,729	
US 160,000	United Rentals Inc. *7%, due February 15, 2014*	160,000	210,496	150,400	180,202	
US 125,000	Cogentrix Energy Inc. 8.75%, *due October 15, 2008*	126,573	165,090	143,510	171,946	
US 125,000	Las Vegas Sands, Inc. *11%, due June 15, 2010*	142,736	195,563	143,281	171,672	
CDN 200,000	Calpine Canada Energy Finance ULC *8.75%, due October 15, 2007*	—	129,250	—	166,000	
US 124,000	Columbia/HCA Healthcare Corporation *8.36%, due April 15, 2024*	137,969	201,062	135,761	162,663	
US 150,000	Revlon Consumer Products Corporation *8.625%, due February 1, 2008*	140,330	190,763	134,625	161,301	
US 125,000	Rogers Wireless Inc. *6.375%, due March 01, 2014*	125,000	164,475	124,375	149,020	
US 107,000	IPC Acquisition Corp. *11.5%, due December 15, 2009*	92,555	147,616	117,700	141,022	
US 100,000	Mueller Group *10%, due May 1, 2012*	108,500	133,368	109,500	131,197	
US 100,000	Royal Caribbean Cruises *6.875%, due December 1, 2013*	101,193	133,119	108,500	129,999	
US 100,000	Iron Mountain Inc. *8.625%, due April 1, 2013*	104,757	163,273	106,750	127,903	
US 100,000	Healthsouth Corporation *8.375%, due October 1, 2011*	96,121	126,620	104,250	124,907	
US 125,000	Triton PCS Holdings Inc *8.75%, due November 15, 2011*	100,156	158,868	99,375	119,066	
US 90,000	Carmike Cinemas, Inc. 7.5%, *due February 15, 2014*	89,217	119,024	92,588	110,934	
US 169,000	Finova Group Inc. 7.5%, *due November 15, 2009*	22,555	36,256	83,655	100,231	
US 67,000	Resolution Perfomance Products LLC *8%, due December 15, 2009*	69,371	87,866	72,360	86,698	
US 33,000	Resolution Perfomance Products LLC *9.5%, due April 15, 2010*	33,184	43,305	35,888	42,999	
US 25,000	Legrand SA *8.5%, due February 15, 2025*	25,405	34,475	29,625	35,495	
US 25,000	AT & T Corp *7.3%, due November 15, 2011*	28,607	34,817	28,906	34,634	
US 15,000	Pep Boys - Manny, Moe & Jack *7.5%, due December 15, 2014*	15,000	18,420	15,281	18,309	
		11,017,766	17,627,938	11,549,620	16,340,789	18.6%
	Total	$ 11,017,766	$ 64,892,885	$ 11,549,620	$ 87,553,683	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004 and 2003

1. OPERATIONS

Brompton MVP Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on May 22, 2002 pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton MVP Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on July 17, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**

The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**

Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds includes dividend income and income is recognized on the ex-distribution and ex-dividend dates, respectively. Net realized gains (losses) on sale of investments and futures contracts include net realized gains or losses from foreign currency changes.

c) **Futures Contracts**

Futures contracts are valued on each business day according to the gain or loss that would be realized if the contracts were closed out. This value is recorded as an unrealized gain or loss. When the contracts are closed out, gains and losses are included in realized gains and losses. Any payments made to satisfy initial and variation margin are reflected as a receivable balance.

d) **Income Taxes**

The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

e) **Foreign Exchange**

The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments, are translated at the rate of exchange prevailing at the time of such transactions.

f) **Fair Value of Financial Instruments**

The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, distributions and interest receivable, variation margin receivable on futures contracts, accounts payable and accrued liabilities, distributions payable to unitholders, and loans payable, approximate their carrying values due to their short-term nature.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during June of any year, but at least five business days prior to June 30. Redemption of surrendered units will be effected on June 30 of each year and will be settled on or before the tenth business day following such effective date.

Issued

	2004		2003	
	Number of Units	Amount	Number of Units	Amount
Units – beginning of year	6,825,739	$ 62,947,771	8,190,379	$ 77,010,854
Initial public offering, net	—	—	—	53,587
Units redeemed	(1,624,057)	(20,158,283)	(774,646)	(8,185,219)
Units issued under the distribution reinvestment plan (note 4)	2,564	30,738	8,706	84,469
Units repurchased pursuant to a normal course issuer bid	(52,700)	(612,448)	(598,700)	(6,015,920)
Units – end of year	5,151,546	$ 42,207,778	6,825,739	$ 62,947,771

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the periods from November 5, 2003 to November 4, 2004 and from November 5, 2004 to November 4, 2005. Pursuant to these issuer bid periods, the Fund is permitted to purchase up to 664,400 and 551,000 units, respectively, for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the year ended December 31, 2004, 52,700 (2003 – 598,700) units were purchased for cancellation.

The weighted average number of units outstanding for the year ended December 31, 2004 was 5,967,396 (2003 – 7,503,302).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2004, the Fund declared total distributions of $1.05004 per unit (2003 – $0.93334). Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2004, 2,564 (2003 – 8,706) units were issued from treasury by the Fund pursuant to the reinvestment plan.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.85% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT AND FUTURES TRANSACTIONS

Investment transactions for the year ended December 31 were as follows:

	2004	2003
Proceeds from sale of investments	$ 47,012,654	$ 45,552,731
Less cost of investments sold:		
Investments at cost – beginning of year	81,815,664	95,265,939
Investments purchased during the year	21,097,665	32,192,266
Investments at cost – end of year	(64,892,885)	(81,815,664)
Cost of investments sold during the year	38,020,444	45,642,541
Net realized gain (loss) on sale of investments	$ 8,992,210	$ (89,810)

Foreign exchange losses arising from the disposition of investments of $1,146,269 (2003 – $1,204,679) are included in the net realized gain (loss) of $8,992,210 (2003 – $(89,810)) above.

Brokerage commissions on investments purchased and sold during the year ended December 31, 2004 amounted to $90,393 (2003 – $115,027).

7. FUTURES CONTRACTS

During the year ended December 31, 2003, the Fund used currency futures contracts to hedge foreign exchange risk associated with its US dollar fixed income investments and realized gains in the amount of $1,931,679 on futures contracts that were closed out. During the year ended December 31, 2004, the Fund hedged its US dollar exposure by borrowing in US dollars.

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day revolving credit facility and a revolving term credit facility. The revolving credit facility provides for maximum borrowings of $9.5 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage. At December 31, 2004, the Fund had bankers' acceptances in the amount of $1.5 million and a US dollar loan equivalent to $1.2 million outstanding under this facility. On May 7, 2003, the Fund borrowed US$10.5 million under the term credit facility at a fixed rate of interest of 2.78% for the two-year period ending May 7, 2005, which represents $12.6 million at December 31, 2004. During the year ended December 31, 2004, the Fund realized a foreign exchange gain (loss) in the amount of ($98,030) (2003 – $166,200) on the repayment of borrowings in US dollars under the revolving credit facility. At December 31, 2004, borrowings in US dollars had an unrealized foreign exchange gain of $2,105,399 (2003 – $1,143,066). The credit facilities are secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facilities and renewal fees are deferred and amortized over the term of the facilities. For the year ended December 31, 2004, the Fund has recorded amortization of these costs in the amounts of $30,024 (2003 – $61,377).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.


BROMPTON STABLE INCOME FUND

The Fund

Brompton Stable Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol BSR.UN. The Fund invests in a diversified portfolio of income funds and investment-grade securities, and has been designed to have the lowest volatility and highest sustainability of distributions as compared to other income funds. The Fund has maintained Standard & Poor's highest stability rating of SR-1. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., actively manages the portfolio on behalf of the Fund. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

We are pleased to report that the Fund continued its strong performance in 2004. A total of $0.87 per unit was distributed to unitholders during the year, which when combined with an appreciation in net asset value of $1.72 per unit, represents a 22.7% total return for 2004. Since the inception of the Fund in December 2002, the Fund has generated a total return of 58.2%.

Distributions

During the year ended December 31, 2004, the Fund distributed $0.87 per unit comprised of $0.77 per unit in regular monthly distributions and $0.10 per unit in a special distribution. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objectives. Profits were realized from the sale of certain investments held by the Fund during the year, thereby converting the portion of the distributions paid by the Fund from return of capital for tax purposes to capital gains in 2004. Capital gains will represent about 9% of total distributions and will be taxable at the favourable capital gains rate. See the section titled 2004 Tax Information in this Annual Report for more information on the income tax characteristics of the distributions for 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2004, 7,671 units were acquired in the market at an average price of $11.55 per unit and 626 units were issued out of treasury at an average price of $11.15 per unit.

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 38 income funds and 39 investment grade securities which provide diversification by issuer, industry and asset class. The breakdown of the portfolio is shown in the accompanying pie chart and a detailed listing of the Fund's security holdings is provided in the financial statements.

The Fund recorded gains (realized and unrealized) of $14.5 million during the year as detailed in the table below. All sectors of the Fund's portfolio contributed to this excellent performance.


8%
27%
30%
19%
16%

Net Gains by Sector (millions)	Realized	Unrealized	Total
Business funds	$ 2.0	$ 5.9	$ 7.9
Oil and gas funds	0.5	1.0	1.5
Power and pipeline funds	0.1	2.0	2.1
Real estate investment trusts	0.3	2.1	2.4
Investment grade securities	0.1	0.5	0.6
Total	$ 3.0	$ 11.5	$ 14.5

Net Asset Value

During the year ended December 31, 2004, the net asset value of the Fund increased by $1.72 per unit or 15% to $13.13 per unit, broken down as follows:

		Per Unit
Net investment income	$	0.84
Net realized gain on investments		0.37
Net change in unrealized gain on investments		1.41
Results of operations		2.62
Capital transactions		(0.03)
Less: distributions		(0.87)
Increase in net asset value	$	1.72

Net Asset Value Since Inception



$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
Dec 02
Jan 04
Dec 04

Liquidity and Capital Resources

As of December 31, 2004, the Fund had borrowings of $13.5 million under its credit facility, which represented 11.3% of total assets. These borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. These borrowings are on a floating rate basis at the bankers' acceptance rate.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BSR.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 114,700 units were purchased during the year at an average price of $11.15 per unit.

Unitholders may also redeem units of the Fund on the last business day of March of each year at the then current net asset value. In December 2004, the Fund announced that it had amended the method by which it was determining the net asset value for redemption purposes. The securities in the portfolio that are listed or traded on a stock exchange will now be valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. This method of calculating the net asset value is intended to maintain a fair redemption price for the unitholders who redeem their units, while minimizing the likelihood that long-term unitholders will be adversely affected by unusual short-term increases in the values of the portfolio securities. On March 31, 2004, a total of 681,975 units were redeemed for total proceeds of $8.4 million ($12.29 per unit).

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.95% of net asset value per annum. Combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 1.66% based on net assets and 1.43% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. While we continue to believe in the long-term fundamentals of the sectors in which the Fund invests, values of the underlying investment and consequently the net asset value of the Fund may fluctuate over time. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its level of regular monthly distributions.

Portfolio Manager's Report

Income Trusts

The strategy for the Fund continues to be to focus on the generation of stable monthly distributions and the preservation of the Fund's capital through a strict focus on more stable cash flow generating investments. Income trusts with high quality cash flow and Canadian investment grade bonds are combined in an effort to achieve this. The portfolio composition is reviewed periodically by Standard & Poors to ensure that it meets the necessary requirements for an SR-1 rating.

Asset mix changes that occurred in the Fund during 2004 included a reduction in the weightings of more interest sensitive securities such as investment grade bonds (reduced by approximately 2%) and power and pipeline trusts (reduced by approximately 2%) and an increase in the business trust component (+5%).

Investment Grade Debt

The duration of the portfolio has continued to be maintained longer than the index. This has been beneficial to the portfolio as interest rates have continued to decline. Any changes to individual security holdings is a result of anticipated changes in market conditions.

The manager believes the market will continue to focus on the strength of the US labour market and the extent of foreign participation in North American capital markets. Foreign central banks, particularly in China and Japan, have been active buyers of North American bonds, especially on Canada, contributing to the outperformance of the Canadian bond market. The US Federal Reserve is expected to continue raising rates at a measured pace, while the Bank of Canada will probably remain on the sidelines in the near term.

MFC Global Investment Management

Management's Responsibility Statement

The financial statements of Brompton Stable Income Fund (the "Fund") have been prepared by Brompton SI Fund Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton SI Fund Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton SI Fund Management Limited

Auditors' Report

To the Unitholders of Brompton Stable Income Fund:

We have audited the statement of investments of Brompton Stable Income Fund (the "Fund") as at December 31, 2004 and the statements of net assets as at December 31, 2004 and 2003 and the statements of operations, changes in net assets and cash flows for the years then ended. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations, the changes in its net assets and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statements of Net Assets

As at December 31	2004	2003
Assets		
Investments, at market value (cost 2004 – $88,612,059; 2003 – $93,983,391)	$ 117,052,926	$ 110,944,783
Cash and short-term investments	1,343,759	1,730,999
Distributions and interest receivable	828,388	837,650
Deferred financing costs (note 7)	1,071	1,187
Total assets	119,226,144	113,514,619
Liabilities		
Accounts payable and accrued liabilities	276,106	301,007
Distributions payable to unitholders (note 4)	1,305,162	563,545
Loan payable (note 7)	13,493,115	13,090,629
Total liabilities	15,074,383	13,955,181
Net assets representing unitholders' equity	$ 104,151,761	$ 99,559,438
Units outstanding (note 3)	7,930,256	8,726,305
Net asset value per unit	$ 13.13	$ 11.41

Approved on behalf of Brompton Stable Income Fund, by the Board of Directors of Brompton SI Fund Management Limited, its Manager.

Peter A. Braaten
Director

James W. Davie
Director

Statements of Operations

For the year ended December 31	2004	2003
Income		
Distributions from income funds	$ 7,475,477	$ 6,438,170
Interest income	1,291,625	1,296,396
	8,767,102	7,734,566
Expenses		
Management fee (note 5)	983,829	808,330
Service fee (note 5)	387,397	334,988
General and administrative	206,245	224,042
Interest and bank charges (note 7)	406,929	428,915
	1,984,400	1,796,275
Net investment income	6,782,702	5,938,291
Net realized gain (loss) on sale of investments (note 6)	3,036,395	(42,844)
Net change in unrealized gain on investments	11,479,475	16,349,384
Results of operations	$ 21,298,572	$ 22,244,831
Results of operations per unit [1]	$ 2.62	$ 2.89

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the year ended December 31	2004	2003
Cash flows from operating activities:		
Results of operations	$ 21,298,572	$ 22,244,831
Adjustments to reconcile net cash used in operations:		
Net realized (gain) loss on sale of investments	(3,036,395)	42,844
Net change in unrealized gain on investments	(11,479,475)	(16,349,384)
Amortization of deferred financing costs	17,812	47,241
Decrease (increase) in distributions and interest receivable	9,262	(414,298)
Decrease in accounts payable and accrued liabilities	(24,901)	(354,570)
Purchase of investments (note 6)	(7,948,452)	(74,567,270)
Proceeds from sale of investments (note 6)	16,356,179	15,443,588
Cash provided by (used in) operating activities	15,192,602	(53,907,018)
Cash flows from financing activities:		
Proceeds from issuance of units, net (note 3)	—	31,958,750
Increase in loans payable	402,486	5,090,629
Deferred financing costs paid	(17,696)	(48,428)
Distributions paid to unitholders (note 4)	(6,309,956)	(5,561,742)
Proceeds from distribution reinvestment plan (note 4)	6,979	—
Repurchase of units (note 3)	(1,278,818)	—
Amounts paid for redemption of units (note 3)	(8,382,837)	—
Cash (used in) provided by financing activities	(15,579,842)	31,439,209
Net decrease in cash and short-term investments	(387,240)	(22,467,809)
Cash and short-term investments, beginning of period	1,730,999	24,198,808
Cash and short-term investments, end of period	$ 1,343,759	$ 1,730,999
Supplemental information:		
Interest paid	$ 375,535	$ 399,618

Statements of Changes in Net Assets

For the year ended December 31	2004	2003
Net assets – beginning of year	$ 99,559,438	$ 51,481,144
Operations:		
Results of operations	21,298,572	22,244,831
Unitholder transactions:		
Proceeds from issuance of units, net (note 3)	—	32,914,324
Distributions to unitholders (note 4)	(7,051,573)	(6,125,287)
Proceeds from distribution reinvestment plan (notes 3 & 4)	6,979	14,093
Repurchase of units (note 3)	(1,278,818)	(969,667)
Redemption of units (note 3)	(8,382,837)	—
	(16,706,249)	25,833,463
Net increase in net assets	4,592,323	48,078,294
Net assets – end of year	$ 104,151,761	$ 99,559,438
Distributions per unit	$ 0.87496	$ 0.76872

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost	Market Value	% of Portfolio
No. of Units	**Power and Pipeline Funds**			
261,900	Pembina Pipeline Income Fund	$ 2,900,788	$ 3,574,935	
247,700	Northland Power Income Fund	2,721,633	3,502,478	
375,000	Inter Pipeline Fund	2,363,250	3,435,000	
253,000	Fort Chicago Energy Partners, L.P.	2,122,555	2,884,200	
200,000	Innergex Power Income Fund	2,047,000	2,640,000	
215,600	Boralex Power Income Fund	2,189,685	2,440,592	
220,800	Algonquin Power Income Fund	2,020,480	2,344,896	
150,000	Enbridge Income Fund	1,500,000	2,092,500	
190,000	TransAlta Power, L.P.	1,787,694	1,945,600	
90,000	Great Lakes Hydro Income Fund	1,355,700	1,737,000	
152,000	Calpine Power Income Fund	1,474,486	1,716,080	
73,000	Gaz Metro	1,391,768	1,607,460	
31,500	TransCanada Power, L.P.	1,011,344	1,118,250	
		24,886,383	31,038,991	26.5%
No. of Units	**Business Funds**			
212,000	BFI Canada Income Fund	2,557,000	5,191,880	
225,500	Davis + Henderson Income Fund	2,920,651	5,118,850	
244,400	Energy Savings Income Fund	1,832,751	4,704,700	
311,982	Yellow Pages Income Fund	3,520,425	4,208,637	
100,000	Superior Plus Income Fund	2,090,000	3,002,000	
174,300	Bell Nordiq Income Fund	2,075,034	2,828,889	
155,500	Consumers' Waterheater Income Fund	1,754,527	2,371,375	
120,000	Connors Bros. Income Fund	1,840,000	2,238,000	
170,000	UE Waterheater Income Fund	1,700,000	2,235,500	
90,000	Chemtrade Logistics Income Fund	1,247,100	1,827,000	
45,923	Armtec Infrastructure Income Fund	459,230	631,441	
41,000	Hardwoods Distribution Income Fund	410,000	485,850	
		22,406,718	34,844,122	29.8%
No. of Units	**Real Estate Investment Trusts**			
280,000	RioCan REIT	3,663,433	4,970,000	
196,000	Summit REIT	2,942,720	3,531,920	
154,000	Northern Property REIT	1,956,645	2,504,040	
140,000	Canadian REIT	1,861,423	2,485,000	
129,300	H&R REIT	1,830,955	2,455,407	
150,000	Borealis Retail REIT	1,500,000	2,007,000	
104,520	O&Y REIT	1,154,252	1,473,732	
106,000	InnVest REIT	959,689	1,261,400	
64,000	Cominar REIT	891,740	1,104,640	
50,000	Chartwell Seniors Housing REIT	570,255	705,000	
		17,331,112	22,498,139	19.2%
No. of Units	**Oil & Gas Funds**			
295,000	ARC Energy Trust	3,615,990	5,280,500	
137,000	Shiningbank Energy Income Fund	2,219,453	2,944,130	
71,300	Advantage Energy Income Fund	925,630	1,569,313	
		6,761,073	9,793,943	8.4%

The accompanying notes are an integral part of these financial statements.

As at December 31, 2004		Cost	Market Value	% of Portfolio
Par Value ($)	**Investment Grade Securities**			
1,212,000	Sears Canada Inc. 7.45%, *due May 10, 2010*	$ 1,269,576	$ 1,342,327	
660,000	Nova Gas Transmission Ltd. 12.2%, *due February 28, 2016*	1,003,346	1,052,335	
1,013,000	Canadian Pacific Railway Company 4.9%, *due June 15, 2010*	994,455	1,040,075	
900,402	Alliance Pipeline Limited Partnership 7.23%, *due June 30, 2015*	993,143	1,027,277	
881,000	Scotiabank Capital Trust 6.282%, *due June 30, 2049*	922,864	963,411	
812,000	Royal Bank of Canada 5.45%, *due November 4, 2018*	809,618	850,743	
670,000	Westcoast Energy Inc. 8.3%, *due December 30, 2013*	801,293	827,116	
545,000	Newfoundland Light & Power Inc. 10.125%, *due June 15, 2022*	715,223	799,740	
450,000	BC Telecom Inc. 10.65%, *due June 19, 2021*	490,440	673,542	
500,000	Nova Scotia Power Inc. 8.85%, *due May 19, 2025*	590,650	660,858	
575,000	Investors Group Inc. 7%, *due December 31, 2032*	572,873	650,570	
450,000	Westcoast Energy Inc. 7.3%, *due December 18, 2026*	469,440	516,304	
429,000	Greater Toronto Airports Authority 6.98%, *due October 15, 2032*	427,541	481,597	
425,000	Renaissance Energy Ltd. 6.95%, *due July 14, 2009*	438,983	474,184	
325,000	Nova Scotia Power Inc. 9.75%, *due August 2, 2019*	414,570	462,258	
365,000	Alberta Energy Company Ltd 7.3%, *due September 2, 2014*	397,688	427,742	
275,000	BC Telecom Inc. 11.9%, *due November 22, 2015*	308,083	427,201	
300,000	Westcoast Energy Inc. 8.85%, *due July 21, 2025*	350,949	396,862	
300,000	AGT Limited 8.8%, *due September 22, 2025*	279,300	395,041	
300,000	Maritime Telegraph and Telephone Limited 8.3%, *due January 15, 2019*	344,190	383,313	
310,000	Westcoast Energy Inc. 7.15%, *due March 20, 2031*	300,040	354,037	
300,000	Precision Drilling Corporation 7.65%, *due October 27, 2010*	321,480	349,185	
300,000	Sears Canada Inc. 7.05%, *due September 20, 2010*	295,500	327,168	
225,000	Newfoundland Telephone Company Limited 10.75%, *due June 12, 2014*	298,013	319,533	
222,000	BC Gas Utility Ltd. 10.3%, *due September 30, 2016*	304,477	318,924	
300,000	TransCanada Pipelines Limited 6.28%, *due May 26, 2028*	263,190	313,895	
200,000	TransCanada Pipelines Limited 11.9%, *due August 20, 2015*	289,960	311,011	
275,000	EPCOR Utilities Inc. 6.6%, *due November 2, 2011*	274,725	305,039	
250,000	Union Gas Limited 7.9%, *due February 24, 2014*	280,200	303,794	
240,000	Molson Canada 8.4%, *due December 7, 2018*	289,032	298,270	
235,000	Scotiabank Capital Trust 6.626%, *due June 30, 2052*	244,894	261,926	
195,000	Centra Gas Ontario Inc. 8.65%, *due October 19, 2018*	234,643	256,752	
195,000	Interprovincial Pipe Line Inc. 8.2%, *due February 15, 2024*	228,950	252,330	
200,000	Molson Canada 9.1%, *due March 11, 2013*	244,060	251,096	
234,000	Cadbury Beverages Canada, Inc. 4.9%, *due December 1, 2008*	234,680	239,922	
229,000	Canadian Tire Corporation, Limited 6.32%, *due February 24, 2034*	228,879	234,030	
156,442	Alliance Pipeline Limited Partnership 7.181%, *due June 30, 2023*	164,467	183,121	
73,000	Gaz Metropolitain and Company L.P. 9%, *due May 16, 2025*	93,279	101,710	
42,000	Shoppers Drug Mart Corporation 4.97%, *due October 24, 2008*	42,079	43,492	
		17,226,773	18,877,731	16.1%
	Total	$ 88,612,059	$ 117,052,926	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004 and 2003

1. OPERATIONS

Brompton Stable Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on October 1, 2002 pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton SI Fund Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on December 9, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains (losses) on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments, are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, distributions and interest receivable, accounts payable and accrued liabilities, and loan payable, approximate their carrying values.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during March of any year, commencing in 2004, but at least five business days prior to March 31. Redemption of surrendered units will be effected at net asset value on March 31 of each year and will be settled on or before the tenth business day following such effective date.

Issued

	2004		2003	
	Number of Units	Amount	Number of Units	Amount
Units – beginning of year	8,726,305	$ 82,623,260	5,420,000	$ 50,664,510
Follow-on offering, net	—	—	3,400,000	32,914,324
Units redeemed	(681,975)	(8,382,837)	—	—
Units issued under the distribution reinvestment plan (note 4)	626	6,979	1,405	14,093
Units repurchased pursuant to normal course issuer bid	(114,700)	(1,278,818)	(95,100)	(969,667)
Units – end of year	7,930,256	$ 72,968,584	8,726,305	$ 82,623,260

On April 30, 2003, the Fund completed a follow-on offering of 3,400,000 units at $10.30 per unit for proceeds, net of agents' fees and issuance costs of $32,914,324.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from January 22, 2004 to January 21, 2005. Pursuant to the issuer bid, the Fund was permitted to purchase up to 859,000 of its units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the year ended December 31, 2004, 114,700 (2003 – 95,100) units were purchased for cancellation. The Fund renewed the issuer bid for the period from January 24, 2005 to January 23, 2006 which allows the Fund to purchase up to 789,000 units when the net asset value per unit exceeds its trading price.

The weighted average number of units outstanding for the year ended December 31, 2004 was 8,133,758 (2003 – 7,691,389).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2004, the Fund declared total distributions of $0.87496 (2003 – $0.76872) per unit. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2004, a total of 626 (2003 – 1,405) units were issued by the Fund pursuant to the reinvestment plan.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.95% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the years ended December 31 were as follows:

	2004	2003
Proceeds from sale of investments	$ 16,356,179	$ 15,443,588
Less cost of investments sold:		
Investments at cost – beginning of year	93,983,391	34,902,553
Investments purchased during the year	7,948,452	74,567,270
Investments at cost – end of year	(88,612,059)	(93,983,391)
Cost of investments sold during the year	13,319,784	15,486,432
Net realized gain (loss) on sale of investments	$ 3,036,395	$ (42,844)

Brokerage commissions on securities purchased and sold during the period ended December 31, 2004 amounted to $41,651 (2003 – $162,087)

7. LOAN PAYABLE

Pursuant to an agreement with a Canadian chartered bank (the "Bank"), the Fund maintains a 364-day revolving credit facility for up to a maximum amount of $17 million of which bankers' acceptances in the amount of $13.5 million were outstanding as at December 31, 2004. The credit facility is secured by a first-ranking and exclusive charge on all of the Fund's assets and is renewable annually at the option of the Fund with the approval of the Bank. The Fund has the option of borrowing at the prime rate of interest or at the bankers' acceptance rate plus a fixed percentage.

Costs incurred to establish the credit facility and renewal fees are deferred and amortized over the 364-day revolving term of the facility. For the year ended December 31, 2004, the Fund has recorded amortization of these costs in the amount of $17,812 (2003 – $47,241).

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.


BROMPTON
EQUAL WEIGHT INCOME FUND
EWI

The Fund

Brompton Equal Weight Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol EWI.UN. The Fund is designed to provide investors with high monthly cash distributions by investing on an equally weighted basis in a diversified portfolio of income trusts. It invests in those income trusts that have a float capitalization over $200 million at the time of investment, pay a regular distribution and are listed on the TSX. The Fund is rebalanced in August of each year. The Fund's passive investment strategy allows for a very low cost method of investing in the attractive income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

We are pleased to report that the Fund continued its strong performance in 2004. A total of $1.20 per unit was distributed in cash during the year, which when combined with an appreciation in net asset value of $1.52 per unit, represents a 25.4% total return for 2004. Since the inception of the Fund in July 2003, the Fund has generated a total return of 47.3%.

Distributions

During the year ended December 31, 2004 the Fund distributed $1.20 per unit in cash comprised of $1.00 per unit in regular monthly distributions and $0.20 per unit as a special distribution. In order for the Fund to remain non-taxable, it makes distributions each year in the amount of its net income and net realized capital gains. As a result of the strong performance in the value of the Fund's portfolio and the corresponding significant net capital gain it realized in 2004, the Fund declared to unitholders of record as at December 31, 2004 a special cash distribution in the amount of $0.20 per unit. Following the issue of units pursuant to the special distribution, the outstanding units of the Fund were automatically consolidated so that the number of units held by each unitholder equals the number of units held by them immediately prior to the payment of the distribution. The significant gains realized by the Fund also eliminated the return of capital component of the distributions in 2004. See the section titled 2004 Tax Information in this Annual Report for more information on the income tax characteristics of the distributions for 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2004, 75,663 units were acquired in the market at an average price of $10.83 per unit.

Annual Portfolio Rebalancing

The Fund's first rebalancing took place in August, 2004. The large number of newly qualifying income funds (43) required a major portion of the existing portfolio to be rebalanced which, when combined with the significant appreciation in market value of the Fund's investments, resulted in a substantial net realized capital gain ($32.6 million).

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 108 income funds. The new income trusts added to the portfolio provide further diversification by issuer and industry. The breakdown of the portfolio is shown in the accompanying pie chart and a detailed listing of the Fund's security holdings is provided in the financial statements.

The Fund recorded net gains (realized and unrealized) of $64.4 million during the year as detailed in the table below. Oil and gas funds provided the largest contribution, although all of the other sectors added to the Fund's excellent performance.



Net Gains (Losses) by Sector (millions)		Realized		Unrealized		Total
Consumer	$	(1.4)	$	10.8	$	9.4
Industrials		0.2		3.9		4.1
Oil and gas		18.3		4.0		22.3
Power		(0.4)		2.5		2.1
Real estate investment trusts		1.1		4.0		5.1
Resource		7.8		0.1		7.9
Utilities and infrastructure		7.0		6.5		13.5
Total	$	32.6	$	31.8	$	64.4

Net Asset Value

During the year ended December 31, 2004, the net asset value of the Fund increased by $1.52 per unit or 14.2% to $12.22 per unit, broken down as follows:

		Per Unit
Net investment income	$	1.00
Net realized gains on sale of investments		0.82
Increase in unrealized gains on investments		0.79
Results of operations		2.61
Capital transactions		0.11
Less: distributions		(1.20)
Increase in net asset value	$	1.52

Net Asset Value Since Inception



$13.00
$12.00
$11.00
$10.00
$9.00
Jul 03
Jan 04
June 04
Dec 04

Liquidity and Capital Resources

As of December 31, 2004, the Fund had borrowings of $44.1 million under its term credit facility, which represented 8.4% of total assets. The interest rate on the term credit facility is fixed until July 2008 at 5.06% which reduces the Fund's exposure to rising interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol EWI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 61,600 units were purchased under this bid at an average price of $10.34 per unit.

Unitholders may also redeem units of the Fund on the second last business day of July of each year at the then current net asset value. In December 2004, the Fund announced that it had amended the method by which it was determining the net asset value for redemption purposes. The securities in the portfolio that are listed or traded on a stock exchange will now be valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. This method of calculating the net asset value is intended to maintain a fair redemption price for the unitholders who redeem their units, while minimizing the likelihood that long-term unitholders will be adversely affected by unusual short-term increases in the values of the portfolio securities. In 2004, a total of 4.65 million units were redeemed for total proceeds of $50.5 million ($10.84 per unit).

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. Combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 0.89% based on net assets and 0.80% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Fund's principal objectives are to provide investors with high monthly cash distributions by investing on an equally weighted basis, in a diversified portfolio of income trusts and to receive the benefits of low management fees. The Fund has exceeded these objectives since inception, particularly when considering the substantial cumulative gains in net asset value that it has achieved. While we continue to believe in the long-term fundamentals of the sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time.

Management's Responsibility Statement

The financial statements of Brompton Equal Weight Income Fund (the "Fund") have been prepared by Brompton EWI Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton EWI Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton EWI Management Limited

Auditors' Report

To the Unitholders of Brompton Equal Weight Income Fund:

We have audited the statement of investments of Brompton Equal Weight Income Fund (the "Fund") as at December 31, 2004 and the statements of net assets as at December 31, 2004 and 2003 and the statements of operations, changes in net assets and cash flows for the year ended December 31, 2004 and for the period from July 16, 2003 (date of commencement of operations) to December 31, 2003. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations, the changes in its net assets and its cash flows for the year ended December 31, 2004 and for the period from July 16,2003 (date of commencement of operations) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statements of Net Assets

As at December 31	2004	2003
Assets		
Investments, at market value (cost 2004 – $416,603,422; 2003 – $441,127,002)	$ 500,308,143	$ 493,064,929
Cash and short-term investments	5,588,404	678,298
Distributions and interest receivable	3,741,395	4,403,133
Amount receivable for securities sold	13,860,144	—
Deferred financing costs (note 7)	166,284	239,078
Total assets	523,664,370	498,385,438
Liabilities		
Accounts payable and accrued liabilities	679,364	888,980
Amount payable for securities purchased	13,131,833	—
Distributions payable to unitholders (note 4)	10,612,080	3,523,800
Loans payable (note 7)	44,100,000	45,125,000
Total liabilities	68,523,277	49,537,780
Net assets representing unitholders' equity	$ 455,141,093	$ 448,847,658
Units outstanding (note 3)	37,235,367	41,950,000
Net asset value per unit	$ 12.22	$ 10.70

Approved on behalf of Brompton Equal Weight Income Fund, by the Board of Directors of Brompton EWI Management Limited, the Manager.

Peter A. Braaten
Director

James W. Davie
Director

Statements of Operations

For the year/period ended December 31	2004	2003*
Income		
Distributions from income funds	$ 46,180,328	$ 23,940,544
Interest income	51,514	162,831
	46,231,842	24,103,375
Expenses		
Management fee (note 5)	2,125,582	912,545
Service fee (note 5)	1,347,558	589,456
General and administrative	432,725	364,883
Interest and bank charges (note 7)	2,351,438	956,974
	6,257,303	2,823,858
Net investment income	39,974,539	21,279,517
Net realized gain (loss) on sale of investments (note 6)	32,620,574	(1,318)
Net change in unrealized gain on investments	31,766,794	51,937,927
Results of operations	$ 104,361,907	$ 73,216,126
Results of operations per unit [1]	$ 2.61	$ 1.75

* Period from July 16, 2003 (commencement of operations) to December 31, 2003.
[1] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the year/period ended December 31	2004	2003*
Cash flows from operating activities:		
Results of operations	$ 104,361,907	$ 73,216,126
Adjustments to reconcile net cash used in operations:		
Net realized (gain) loss on sale of investments (note 6)	(32,620,574)	1,318
Net change in unrealized gain on investments	(31,766,794)	(51,937,927)
Amortization of deferred financing costs	72,794	43,297
Decrease (increase) in distributions receivable	661,738	(4,403,133)
(Decrease) increase in accounts payable and accrued liabilities	(209,616)	888,980
Purchase of investments (note 6)	(180,732,969)	(441,342,117)
Proceeds from sale of investments (note 6)	237,148,812	213,797
Cash provided by (used in) operating activities	96,915,298	(423,319,659)
Cash flows from financing activities:		
Proceeds from issuance of units, net (note 3)	45,674	396,689,442
Decrease (increase) in loans payable	(1,025,000)	45,125,000
Repurchase of units (note 3)	(636,831)	—
Deferred financing costs paid	—	(282,375)
Amounts paid for redemption of units (note 3)	(50,454,698)	—
Distributions paid to unitholders (note 4)	(39,934,337)	(17,534,110)
Cash provided by (used in) financing activities	(92,005,192)	423,997,957
Net increase in cash and short-term investments	4,910,106	678,298
Cash and short-term investments, beginning of period	678,298	—
Cash and short-term investments, end of period	$ 5,588,404	$ 678,298
Supplemental information:		
Interest paid	$ 2,275,585	$ 716,947

Statements of Changes in Net Assets

For the year/period ended December 31	2004	2003*
Net assets – beginning of year	$ 448,847,658	$ —
Operations:		
Results of operations	104,361,907	73,216,126
Unitholder transactions:		
Proceeds from settlement of trust	—	10
Proceeds from issuance of units, net (note 3)	45,674	397,170,000
Distributions to unitholders (note 4)	(47,022,617)	(21,057,910)
Repurchase of units (note 3)	(636,831)	(480,568)
Redemption of units (note 3)	(50,454,698)	—
	(98,068,472)	375,631,532
Net increase in net assets	6,293,435	448,847,658
Net assets – end of year	$ 455,141,093	$ 448,847,658
Distributions per unit	$ 1.2010	$ 0.50168

* Period from July 16, 2003 (commencement of operations) to December 31, 2003.

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost	Market Value	% of Portfolio
No. of Units	**Consumer**			
388,636	ACS Media Income Fund	$ 4,090,394	$ 3,653,178	
333,230	Arctic Glacier Income Fund	4,090,398	3,998,760	
308,400	Bell Nordiq Income Fund	3,977,683	5,005,332	
229,604	Centerplate Inc.	3,635,779	3,632,335	
359,912	Cineplex Galaxy Income Fund	4,090,400	5,290,706	
368,234	Clearwater Seafoods Income Fund	4,765,912	3,233,095	
372,701	CML Healthcare Income Fund	4,090,393	4,975,558	
255,479	Connor Bros. Income Fund	3,739,579	4,764,683	
373,382	Custom Direct Income Fund	4,090,400	4,293,893	
238,410	Davis + Henderson Income Fund	3,689,830	5,411,907	
256,075	Energy Savings Income Fund	3,070,100	4,929,444	
226,301	Gateway Casinos Income Fund	4,090,391	4,876,787	
450,867	KCP Income Fund	5,707,057	5,112,832	
348,861	Medical Facilities Corporation	4,177,610	4,221,218	
274,431	Menu Foods Income Fund	4,090,394	4,075,300	
371,011	Movie Distribution Income Fund	5,318,443	5,286,907	
415,479	Osprey Media Income Fund	4,090,391	3,926,277	
1,018,747	Rogers Sugar Income Fund	3,944,096	4,584,362	
255,251	Sleep Country Canada Income Fund	4,090,397	6,097,946	
381,389	The Brick Group Income Fund	4,090,397	5,324,190	
357,084	Yellow Pages Income Fund	4,090,397	4,817,063	
		87,020,441	97,511,773	19.5%
No. of Units	**Industrials**			
209,586	Newalta Income Fund	2,182,150	4,684,247	
171,057	North West Company Fund	4,130,503	4,952,100	
158,677	Superior Plus Income Fund	3,536,991	4,763,484	
315,252	Tree Island Wire Income Fund	4,090,395	5,091,320	
418,455	Versacold Income Fund	4,090,398	3,816,310	
		18,030,437	23,307,461	4.7%
No. of Units	**Oil and Gas**			
278,059	Acclaim Energy Trust	3,141,542	4,004,050	
209,140	Advantage Energy Income Fund	3,335,400	4,603,171	
348,338	APF Energy Trust	4,029,543	4,082,521	
251,390	ARC Energy Trust	3,191,687	4,499,881	
316,471	Baytex Energy Trust	4,090,388	4,041,335	
171,325	Bonavista Energy Trust	2,825,023	4,642,908	
157,778	Bonterra Energy Income Trust	4,090,395	3,960,228	
340,724	Calpine Natural Gas Trust	4,090,392	4,592,960	
82,111	Canadian Oil Sands Trust	2,882,283	5,551,525	
271,877	Crescent Point Energy Trust	4,090,389	4,581,127	
102,251	Enerplus Resources Fund	3,414,595	4,458,144	
221,282	Enterra Energy Trust	4,090,398	5,020,889	
254,587	Focus Energy Trust	3,317,546	5,084,102	
274,040	Freehold Royalty Trust	3,639,601	4,781,998	
230,770	Harvest Energy Trust	4,090,398	5,296,172	
320,188	NAL Oil & Gas Trust	3,058,458	4,338,547	
381,389	NAV Energy Trust	4,090,397	3,867,284	
295,795	Paramount Energy Trust	2,768,571	4,714,972	
215,238	Pengrowth Energy Trust	3,649,410	3,981,903	
257,821	Petrofund Energy Trust	3,352,257	4,024,586	
118,556	Peyto Energy Trust	2,022,798	5,670,533	
165,478	PrimeWest Energy Trust	4,388,014	4,405,024	
312,841	Progress Energy Trust	4,090,396	4,229,610	
389,231	Provident Energy Trust	4,354,267	4,425,556	
204,443	Shiningbank Energy Income Fund	3,516,001	4,393,480	
217,961	Vermilion Energy Trust	3,021,046	4,385,375	
679,578	Viking Energy Royalty Trust	4,605,473	4,587,152	
213,319	Zargon Energy Trust	4,024,263	5,087,658	
		101,260,931	127,312,691	25.4%
No. of Units	**Power**			
446,526	Algonquin Power Income Fund	4,308,361	4,742,106	
208,004	AltaGas Income Trust	4,090,399	4,815,293	
396,563	Boralex Power Income Fund	3,893,277	4,489,093	
398,593	Calpine Power Income Fund	4,224,434	4,500,115	
454,429	Clean Power Income Fund	4,539,788	3,153,737	
352,772	Enbridge Income Fund	4,090,391	4,921,169	
255,390	Great Lakes Hydro Income Fund	3,893,070	4,929,027	
357,708	Innergex Power Income Fund	4,090,391	4,721,746	
332,417	KeySpan Facilities Income Fund	4,090,391	4,783,481	
405,995	Macquarie Power Income Fund	4,090,400	4,445,645	
362,553	Northland Power Income Fund	4,210,969	5,126,499	
457,008	TransAlta Power, L.P.	4,326,908	4,679,762	
126,912	TransCanada Power, L.P.	4,366,328	4,505,376	
		54,215,107	59,813,049	12.0%

The accompanying notes are an integral part of these financial statements.

As at December 31, 2004		Cost	Market Value	% of Portfolio
No. of Units	Real Estate Investment Trusts			
331,878	Alexis Nihon REIT	$ 4,090,396	$ 4,165,069	
249,795	Boardwalk REIT	4,090,393	4,608,718	
345,911	Borealis Retail REIT	4,090,398	4,628,289	
265,179	Calloway REIT	4,090,386	4,972,106	
317,640	Canadian Apartment Properties REIT	4,225,056	4,790,011	
400,730	Canadian Hotel Income Properties REIT	3,618,545	4,267,775	
265,373	Canadian REIT	3,862,334	4,710,371	
361,183	Chartwell Seniors Housing REIT	4,090,397	5,092,680	
279,026	Cominar REIT	3,936,385	4,815,989	
168,502	Dundee REIT	4,090,386	4,313,651	
247,038	H&R REIT	3,845,159	4,691,252	
368,006	InnVest REIT	3,446,366	4,379,271	
404,206	IPC US Income Commercial REIT	4,165,445	4,284,584	
574,091	Legacy Hotels REIT	4,090,398	4,144,937	
448,263	Morguard REIT	4,090,400	4,617,109	
318,939	O&Y REIT	4,090,393	4,497,040	
385,562	Retirement Residences REIT	4,273,598	3,971,289	
257,686	RioCan REIT	3,694,550	4,573,927	
239,130	Summit REIT	3,972,468	4,309,123	
429,438	TGS North American REIT	4,090,397	3,821,998	
		79,943,850	89,655,189	17.9%
No. of Units	Resource			
67,835	Fording Canadian Coal Trust	1,759,494	6,286,269	
379,619	Great Lakes Carbon Income Fund	4,090,395	4,099,885	
235,510	Labrador Iron Ore Royalty Income Fund	3,685,176	5,169,445	
370,937	Noranda Income Fund	3,643,677	4,655,259	
441,016	SFK Pulp Fund	3,483,212	3,197,366	
310,123	TimberWest Forest Corp.	3,513,777	4,676,655	
		20,175,731	28,084,879	5.6%
No. of Units	Utilities and Infrastructure			
215,957	BFI Canada Income Fund	2,866,402	5,288,787	
136,469	CCS Income Trust	3,278,042	5,995,083	
229,576	Chemtrade Logistics Income Fund	3,454,786	4,660,393	
299,503	Consumers' Waterheater Income Fund	3,663,376	4,567,421	
333,773	Contrans Income Fund	4,090,388	4,682,835	
421,747	Fort Chicago Energy Partners L.P.	3,882,532	4,807,916	
188,359	Gaz Metro	3,846,653	4,147,665	
386,127	Heating Oil Partners Income Fund	5,074,631	2,760,808	
540,938	Inter Pipeline Fund	3,531,019	4,954,992	
245,989	Livingston International Income Fund	3,622,851	5,522,453	
365,193	Pembina Pipeline Income Fund	4,423,587	4,984,884	
370,187	TransForce Income Fund	3,032,942	5,637,948	
500,967	Trinidad Energy Services Income Trust	4,090,396	5,230,095	
371,011	UE Waterheater Income Fund	4,090,396	4,878,795	
519,411	Westshore Terminals Income Fund	3,008,924	6,503,026	
		55,956,925	74,623,101	14.9%
	Total	$ 416,603,422	$ 500,308,143	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004 and 2003

1. OPERATIONS

Brompton Equal Weight Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on May 26, 2003 pursuant to an amended and restated declaration of trust. The Fund commenced operations on July 16, 2003. Computershare Trust Company of Canada is the Trustee and Brompton EWI Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on an annual basis in accordance with the terms of the declaration of trust.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains (losses) on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the closing rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments, are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during July of any year, commencing in 2004, but at least seven business days prior to the second last business day of July ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in August.

Issued

	2004		2003*	
	Number of Units	Amount	Number of Units	Amount
Units – beginning of year/period	41,950,000	$ 396,689,442	—	$ —
Settlement of the Fund	—	—	—	10
Initial public offering, net	—	45,674	40,000,000	378,220,000
Exercise of over-allotment option, net	—	—	2,000,000	18,950,000
Units redeemed	(4,653,033)	(50,454,698)	—	—
Repurchase of units	(61,600)	(636,831)	(50,000)	(480,568)
Units – end of year/period	37,235,367	$ 345,643,587	41,950,000	$ 396,689,442

* Period from July 16, 2003 (commencement of operations) to December 31, 2003.

On July 16, 2003, the Fund completed its initial public offering of 40,000,000 units at a price of $10.00 for proceeds, net of agents' fees and issuance costs, of $378,220,000.

On July 25, 2003, the Fund completed the issuance of an additional 2,000,000 units at a price of $10.00 for proceeds, net of agents' fees, of $18,950,000. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the periods from September 2, 2003 through to September 1, 2004 and from September 2, 2004 through to September 1, 2005. Pursuant to these issuer bids, the Fund may purchase up to 4,190,000 and 3,720,000 units, respectively, for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the year ended December 31, 2004, 61,600 units were purchased for cancellation at an average price of $10.34 per unit.

The weighted average number of units outstanding for the year ended December 31, 2004 was 39,920,905 (2003 – 41,872,189).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. During the year ended December 31, 2004, the Fund declared total distributions of $1.201 per unit (2003 – $0.50168). Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the years ended December 31 are as follows:

	2004	2003*
Proceeds from sale of investments	$ 251,008,956	$ 213,797
Less cost of investments sold:		
Investments at cost – beginning of period	441,127,002	—
Investments purchased during the period	193,864,802	421,079,318
Investments received in exchange for units	—	20,262,799
Investments at cost – end of period	(416,603,422)	(441,127,002)
Cost of investments sold during the period	218,388,382	215,115
Net realized gain (loss) on sale of investments	$ 32,620,574	$ (1,318)

* Period from July 16, 2003 (commencement of operations) to December 31, 2003.

Brokerage commissions on investments purchased and sold during the period ended December 31, 2004 amounted to $54,487 (2003 – $969,401).

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $9.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at December 31, 2004. The Fund has borrowed the maximum amount of $44.1 million under the term credit facility at a fixed rate of 5.06% for five years ending July 18, 2008. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2004, the Fund has recorded amortization of these costs in the amount of $72,794 (2003 – $43,297).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

BUSINESS TRUST

EQUAL WEIGHT INCOME FUND



The Fund

Business Trust Equal Weight Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol BWI.UN. The Fund is designed to provide investors with high monthly cash distributions by passively investing on an equally weighted basis in a diversified portfolio of business trusts. It invests in those business trusts that have a float capitalization over $150 million at the time of investment, pay a regular distribution and are listed on the TSX. The Fund is rebalanced on a quarterly basis. The Fund's passive investment strategy allows for a very low cost method of investing in the attractive income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

We are pleased to report that the Fund continued its strong performance in 2004. A total of $1.13 per unit was distributed in cash during the year, which when combined with an appreciation of net asset value of $1.80 per unit, represents a 28.1% total return for 2004. Since the inception of the Fund in October 2003, the Fund has generated a total return of 45.2%.

Distributions

During the year ended December 31, 2004, the Fund distributed $1.13 per unit in cash comprised of $0.93 per unit in regular monthly distributions and $0.20 per unit as a special distribution. The significant appreciation in the market value of the Fund's portfolio and the addition of newly qualifying income funds during the year has resulted in a realization of net capital gains during the four rebalancing periods in 2004. These realized gains reduced the tax deferred "return of capital" component of distributions to approximately 15% for 2004. Consequently there is a larger capital gains allocation, which will be taxable at the favourable capital gains rate. See the section titled 2004 Tax Information in this Annual Report for more information on the income tax characteristics of the distributions for 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2004, 5,456 units were issued from treasury pursuant to this plan at an average price of $11.18 per unit and 799 units were acquired in the market at an average price of $10.69 per unit.

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 48 business trusts. At the time of the last rebalancing, each investment represented 2.1% of the market value of the portfolio, providing diversification both by issuer and industry. The breakdown of the portfolio is shown in the accompanying pie chart and a detailed listing of the Fund's security holdings is provided in the financial statements.

The Fund recorded net gains (realized and unrealized) of $10.4 million during the year as detailed in the table below. All sectors of the Fund's portfolio contributed to this excellent performance.


21%
4%
12%
7%
6%
10%
39%

Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Commercial	$ 0.9	$ 2.1	$ 3.0
Consumer	(0.3)	2.5	2.2
Forest products	0.1	0.1	0.2
Manufacturing	(0.5)	1.0	0.5
Mining	0.7	0.7	1.4
Retail	0.3	1.0	1.3
Transportation and storage	0.5	1.3	1.8
Total	$ 1.7	$ 8.7	$ 10.4

Net Asset Value

During the year ended December 31, 2004, the net asset value of the Fund increased by $1.80 per unit or 17.2% to $12.24 per unit, broken down as follows:

	Per Unit
Net investment income	$ 0.88
Realized gains on investments	0.31
Increase in unrealized gains on investments	1.71
Results of operations	2.90
Capital transactions	0.03
Less: distributions	(1.13)
Increase in net asset value	$ 1.80

Net Asset Value Since Inception



$13.00
$12.00
$11.00
$10.00
$9.00
Oct 03
Jan 04
June 04
Dec 04

Liquidity and Capital Resources

As of December 31, 2004, the Fund had borrowings of $5.4 million under its credit facility, which represented 8% of total assets. The interest rate on this portion of the credit facility has been fixed at 5.34% until October 2008 to reduce the Fund's exposure to rising interest rates over the term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BWI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 57,300 units were purchased during the year under this bid at an average price of $10.47 per unit.

Unitholders may redeem units of the Fund on the second last business day of October of each year at the then current net asset value. In December 2004, the Fund announced that it had amended the method by which it was determining the net asset value for redemption purposes. The securities in the portfolio that are listed or traded on a stock exchange will now be valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. This method of calculating the net asset value is intended to maintain a fair redemption price for the unitholders who redeem their units, while minimizing the likelihood that the long-term unitholders will be adversely affected by unusual short-term increases in the values of the portfolio securities. No units were tendered for redemption during 2004.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. Combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 1.15% based on net assets and 1.04% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Fund's principal objectives are to provide investors with high monthly distributions by investing in an equally weighted diversified portfolio of business income funds and to receive the benefits of low management fees and the opportunity for capital appreciation. The Fund has exceeded these objectives since inception, particularly when considering the substantial cumulative gains in net asset value that it has achieved. While we continue to believe in the long-term fundamentals of the sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time.

Management's Responsibility Statement

The financial statements of Business Trust Equal Weight Income Fund (the "Fund") have been prepared by Brompton Business Trust Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton Business Trust Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Business Trust Management Limited

Auditors' Report

To the Unitholders of Business Trust Equal Weight Income Fund:

We have audited the statement of investments of Business Trust Equal Weight Income Fund (the "Fund") as at December 31, 2004 and the statements of net assets as at December 31, 2004 and 2003 and the statements of operations, changes in net assets and cash flows for the year ended December 31, 2004 and for the period from October 22, 2003 (date of commencement of operations) to December 31, 2003. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations, the changes in its net assets and its cash flows for the year ended December 31, 2004 and for the period from October 22, 2003 (date of commencement of operations) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statements of Net Assets

As at December 31	2004	2003
Assets		
Investments, at market value (cost 2004 – $54,664,080; 2003 – $54,797,940)	$ 68,922,663	$ 60,313,773
Cash	197,750	67,392
Distributions receivable	536,711	575,869
Deferred financing costs (note 7)	27,122	31,535
Total assets	69,684,246	60,988,569
Liabilities		
Accounts payable and accrued liabilities	143,849	337,671
Distributions payable to unitholders (note 4)	1,409,488	438,121
Loans payable (note 7)	5,400,000	6,400,000
Total liabilities	6,953,337	7,175,792
Net assets representing unitholders' equity	$ 62,730,909	$ 53,812,777
Units outstanding (note 3)	5,125,412	5,154,364
Net asset value per unit	$ 12.24	$ 10.44

Approved on behalf of Business Trust Equal Weight Income Fund, by the Board of Directors of Brompton Business Trust Management Limited, the Manager.

Peter A. Braaten
Director

James W. Davie
Director

Statements of Operations

For the year/period ended December 31	2004	2003*
Income		
Distributions from income funds	$ 5,510,497	$ 1,366,697
Interest income	462	12,700
	5,510,959	1,379,397
Expenses		
Management fee (note 5)	272,629	47,134
Service fee (note 5)	174,892	31,167
General and administrative	200,830	89,993
Interest and bank charges (note 7)	335,110	51,168
	983,461	219,462
Net investment income	4,527,498	1,159,935
Net realized gain on sale of investments (note 6)	1,608,910	669
Net change in unrealized gain on investments	8,742,750	5,515,833
Results of operations	$ 14,879,158	$ 6,676,437
Results of operations per unit [(1)]	$ 2.90	$ 1.30

* Period from October 22, 2003 (commencement of operations) to December 31, 2003.
[(1)] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the year/period ended December 31	2004	2003*
Cash flows from operating activities:		
Results of operations	$ 14,879,158	$ 6,676,437
Adjustments to reconcile net cash used in operations:		
Net realized gain on sale of investments	(1,608,910)	(669)
Net change in unrealized gain on investments	(8,742,750)	(5,515,833)
Amortization of deferred financing costs	22,122	3,065
Decrease (increase) in distributions receivable	39,158	(575,869)
(Decrease) increase in accounts payable and accrued liabilities	(193,822)	337,671
Purchase of investments (note 6)	(19,446,980)	(54,821,085)
Proceeds from sale of investments (note 6)	21,189,750	23,814
Cash provided by (used in) operating activities	6,137,726	(53,872,469)
Cash flows from financing activities:		
Proceeds from issuance of units, net (note 3)	363,846	48,290,311
(Decrease) increase in loans payable	(1,000,000)	6,400,000
Deferred financing costs paid	(17,709)	(34,600)
Distributions paid to unitholders (note 4)	(4,814,555)	(715,850)
Proceeds from distribution reinvestment plan (note 4)	60,992	—
Repurchase of units (note 3)	(599,942)	—
Cash (used in) provided by financing activities	(6,007,368)	53,939,861
Net increase in cash	130,358	67,392
Cash, beginning of period	67,392	—
Cash, end of period	$ 197,750	$ 67,392
Supplemental information:		
Interest paid	$ 312,893	$ 36,132

Statements of Changes in Net Assets

For the year/period ended December 31	2004	2003*
Net assets – beginning of year	$ 53,812,777	$ —
Operations:		
Results of operations	14,879,158	6,676,437
Unitholder transactions:		
Proceeds from settlement of trust	—	10
Proceeds from issuance of units, net (note 3)	363,846	48,290,301
Distributions to unitholders (note 4)	(5,785,922)	(1,153,971)
Proceeds from distribution reinvestment plan	60,992	—
Repurchase of units (note 3)	(599,942)	—
	8,918,132	53,812,777
Net increase in net assets	8,918,132	53,812,777
Net assets – end of year	$ 62,730,909	$ 53,812,777
Distributions per unit	$ 1.129	$ 0.224

* Period from October 22, 2003 (commencement of operations) to December 31, 2003.

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost	Market Value	% of Portfolio
No. of Units	**Commercial**			
89,395	Bell Nordiq Income Fund	$ 1,194,376	$ 1,450,881	
57,494	BFI Canada Income Fund	830,413	1,408,028	
35,589	CCS Income Fund	866,276	1,563,425	
67,865	Chemtrade Logistics Income Fund	1,129,947	1,377,659	
109,313	CML Healthcare Income Fund	1,244,492	1,459,328	
123,378	Custom Direct Income Fund	1,346,705	1,418,847	
66,499	Davis + Henderson Income Fund	1,035,273	1,509,527	
95,893	Home Equity Income Trust	1,368,457	1,348,256	
61,388	Livingston International Income Fund	878,004	1,378,161	
59,586	Newalta Income Fund	792,758	1,331,747	
		10,686,701	14,245,859	20.7%
No. of Units	**Consumer**			
130,589	ACS Media Income Fund	1,299,807	1,227,537	
102,797	Cineplex Galaxy Income Fund	1,052,682	1,511,116	
132,965	Clearwater Seafoods Income Fund	1,511,594	1,167,433	
81,992	Connors Bros. Income Fund	1,161,442	1,529,151	
88,980	Consumers' Waterheater Income Fund	1,130,329	1,356,945	
81,072	Energy Savings Income Fund	1,001,649	1,560,636	
72,989	Gateway Casinos Income Fund	951,948	1,572,913	
163,039	Heating Oil Partners Income Fund	1,855,788	1,165,729	
143,464	KCP Income Fund	1,508,021	1,626,882	
96,305	Menu Foods Income Fund	1,389,411	1,430,129	
112,163	Movie Distribution Income Fund	1,126,313	1,598,323	
136,355	Osprey Media Income Fund	1,357,229	1,288,555	
103,213	Priszm Canadian Income Fund	1,102,315	1,525,488	
115,163	ROW Entertainment Income Fund	1,319,532	1,368,136	
46,369	Superior Plus Income Fund	1,078,122	1,391,997	
113,746	The Brick Group Income Fund	1,137,460	1,587,894	
138,349	Trinidad Energy Services Income Trust	954,842	1,444,364	
107,495	UE Waterheater Income Fund	1,158,469	1,413,559	
105,149	Yellow Pages Income Fund	1,233,493	1,418,460	
		23,330,446	27,185,247	39.4%
No. of Units	**Forest Products**			
182,353	SFK Pulp Fund	1,279,617	1,322,059	
92,866	TimberWest Forest Corp.	1,059,079	1,400,419	
		2,338,696	2,722,478	3.9%
No. of Units	**Manufacturing**			
110,256	Arctic Glacier Income Fund	1,091,718	1,323,072	
128,499	Great Lakes Carbon Income Fund	1,247,151	1,387,789	
121,253	Hardwoods Distribution Income Fund	1,295,588	1,436,848	
332,925	Rogers Sugar Income Fund	1,244,519	1,498,162	
161,937	Sun Gro Horticulture Income Fund	1,216,821	1,319,787	
86,701	Tree Island Wire Income Fund	875,239	1,400,221	
		6,971,036	8,365,879	12.1%
No. of Units	**Mining**			
17,818	Fording Canadian Coal Trust	544,858	1,651,194	
69,316	Labrador Iron Ore Royalty Income Fund	1,147,713	1,521,486	
113,541	Noranda Income Fund	1,155,312	1,424,940	
		2,847,883	4,597,620	6.7%
No. of Units	**Retail**			
51,842	North West Company Fund	1,233,056	1,500,826	
59,500	Parkland Income Fund	1,063,191	1,297,100	
69,446	Sleep Country Canada Income Fund	851,957	1,659,065	
		3,148,204	4,456,991	6.5%
No. of Units	**Transportation and Storage**			
95,588	Contrans Income Fund	838,644	1,341,100	
68,099	PBB Global Logistics Income Fund	1,295,583	1,157,683	
110,813	Transforce Income Fund	943,565	1,687,682	
149,217	Versacold Income Fund	1,295,071	1,360,859	
143,871	Westshore Terminals Income Fund	968,251	1,801,265	
		5,341,114	7,348,589	10.7%
	Total	$ 54,664,080	$ 68,922,663	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004 and 2003

1. OPERATIONS

Business Trust Equal Weight Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 25, 2003 pursuant to a declaration of trust. The Fund commenced operations on October 22, 2003. Computershare Trust Company of Canada is the Trustee and Brompton Business Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on an quarterly basis in accordance with the terms of the declaration of trust.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during October of any year, commencing in 2004, but at least fifteen business days prior to the second last business day of October ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in November.

Issued

	2004		2003*	
	Number of Units	Amount	Number of Units	Amount
Units – beginning of year/period	5,154,364	$ 48,290,311	—	$ —
Settlement of the Fund	—	—	—	10
Initial public offering, net	—	109,053	5,000,000	46,825,000
Exercise of over-allotment option, net	—	—	150,000	1,421,250
Issued for services (note 5)	22,892	254,793	4,364	44,051
Units issued pursuant to distribution reinvestment plan (note 4)	5,456	60,992	—	—
Units repurchased pursuant to normal course issuer bid	(57,300)	(599,942)	—	—
Units – end of year/period	5,125,412	$ 48,115,207	5,154,364	$ 48,290,311

* Period from October 22, 2003 (commencement of operations) to December 31, 2003.

On October 22, 2003, the Fund completed its initial public offering of 5,000,000 units at a price of $10.00 for proceeds, net of agents' fees and issuance costs, of $46,825,000.

On October 31, 2003, the Fund completed the issuance of an additional 150,000 units at a price of $10.00 for proceeds, net of agents' fees, of $1,421,250. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

During the year, the Fund issued 22,892 units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from November 7, 2003 through to November 6, 2004. Pursuant to the issuer bid, the Fund could purchase up to 510,000 of its units for cancellation when the net asset value per unit exceeds its trading price. The Fund renewed the issuer bid for the period from November 8, 2004 to November 7, 2005, which allows the Fund to purchase up to 506,000 units. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the year ended December 31, 2004, 57,300 (2003 – nil) units were purchased.

The weighted average number of units outstanding for the year ended December 31, 2004 was 5,125,824 (2003 – 5,131,118).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2004, the Fund declared total distributions of $1.129 per unit (2003 – $0.224). Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2004, 5,456 (2003 – nil) units were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During 2004, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the years ended December 31 are as follows:

	2004	2003
Proceeds from sale of investments	$ 21,189,750	$ 23,814
Less cost of investments sold:		
Investments at cost – beginning of period	54,797,940	—
Investments purchased during the period	19,446,980	54,821,085
Investments at cost – end of period	(54,664,080)	(54,797,940)
Cost of investments sold during the period	19,580,840	23,145
Net realized gain on sale of investments	$ 1,608,910	$ 669

Brokerage commissions on investments purchased and sold during the period ended December 31, 2004 amounted to $75,149 (2003 – $153,683).

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $2.8 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at December 31, 2004. The Fund has borrowed the maximum amount of $5.4 million under the term credit facility at a fixed rate of 5.34% for five years ending October 23, 2008. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2004, the Fund has recorded amortization of these costs in the amount of $22,122 (2003 – $3,065).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.


BROMPTON
EQUITY SPLIT CORP.



The Fund

Brompton Equity Split Corp. commenced operations on April 16, 2004 when its Class A and Preferred shares were listed on the Toronto Stock Exchange, under the symbols BE and BE.PR.A respectively, for gross proceeds of $83.25 million. The net proceeds were invested in a portfolio consisting primarily of Canadian common shares with a market capitalization of at least $500 million at the time of investment. Highstreet Asset Management Inc., the Company's portfolio manager, actively manages the portfolio using its proprietary quantitative methodology of identifying securities with attractive growth, value, quality and risk profile for the portfolio. Highstreet also writes covered call options or cash covered put options on a portion of the securities held in the portfolio to generate additional returns when it determines it is in the interest of the Company to do so.

The Company's investment objectives are to provide the Preferred shareholders with fixed cumulative preferential quarterly cash distributions of $0.13125 per Preferred share and to provide the Class A shareholders with regular monthly distributions targeted to be $0.10 per Class A share. The Preferred and Class A shares are RRSP, DPSP, RRIF or RESP eligible and do not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Company and it should be read in conjunction with the financial statements and accompanying notes.

We are pleased to report that the Company demonstrated strong performance in its 8½ months of operations in 2004. During that period, the Company paid out $0.328 per Preferred share and $0.85 per Class A share which, when combined with the $0.36 per share increase in net asset value per share, represents an 8.9% total return on the Class A shares in 2004.

Distributions

During the year ended December 31, 2004, the Company distributed $0.85 per Class A share and $0.328 per Preferred share. Distributions on the Preferred shares are comprised primarily of dividend income along with capital gains and/or return of capital. Distributions on the Class A shares will be comprised of a combination of return of capital and capital gains. See the section titled 2004 Tax Information in this Annual Report for information on the income tax characteristics of the distributions for 2004.

Investment Portfolio

As of December 31, 2004, the Company's investments included a total of 46 Canadian common stocks and nine US common stocks, which provide diversification by issuer and industry. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Company's security holdings is provided in the financial statements.

Net realized and unrealized gains for the year equalled $5 million. The table below provides a breakdown of these gains or losses by sector.


20%
16%
37%
9%
18%

Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Financials	$ (0.1)	$ 1.9	$ 1.8
Energy & utilities	—	1.6	1.6
Mining & forestry	0.6	2.2	2.8
Communications & technology	(1.3)	1.1	(0.2)
Consumer & miscellaneous	(1.1)	0.1	(1.0)
Total for the period	(1.9)	6.9	5.0
Cumulative gains, beginning of period	—	—	—
Cumulative gains (losses), end of period	$ (1.9)	$ 6.9	$ 5.0

Net Asset Value

During the year ended December 31, 2004, the net asset value of the Class A shares increased by $0.36 or 2.6% to $14.05 per unit, broken down as follows:

		Per Unit
Net investment loss	$	(0.29)
Net realized loss on investments and options		(0.57)
Net realized loss on foreign currency transactions		(0.02)
Net change in unrealized gain on investments		2.08
Results of operations		1.20
Less: distributions on Class A shares		(0.85)
Capital transactions		0.01
Increase in net asset value	$	0.36

Net Asset Value Since Inception



$15.00
$14.00
$13.00
$12.00
$11.00
Apr 04
July 04
Oct 04
Dec 04

Liquidity

To provide liquidity, shares of the Company are listed on the TSX under the symbols BE for the Class A shares and BE.PR.A for the Preferred shares. In addition, on an annual basis, in April of each year, holders of Preferred and Class A shares may request that the Company retract an equal number of Class A shares and Preferred shares at a price equal to the net asset value per unit of Class A and Preferred shares.

Management Expense Ratio

The Company has a low management fee for an actively managed fund of 1.0% of net asset value per annum. Combined with the 0.40% service fee that is paid to the investment dealers and the general and administrative expenses of the Company, the management expense ratio for 2004 was 1.64% based on net assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Canadian equity markets have continued to appreciate through to the time of writing. While we believe in the long-term fundamentals of the equity markets and the investing skills of our portfolio manager, investors are cautioned that net asset values will fluctuate over time. The Company pays out distributions and expenses which in aggregate exceed its dividend revenue and therefore relies on future capital appreciation in the portfolio and, to a lesser extent, revenue from writing options, to maintain distributions.

Portfolio Manager's Report

Portfolio Results

The investment results of the Brompton Equity Split Corp. have been favourable. The portfolio return was 7.7% from April 16, 2004 (inception date) to December 31, 2004.

To December 31, 2004, the Canadian equity portfolio (approximately 91% of the total portfolio) was up 9.3% versus 7.8% for the TSX Composite Index. The performance of the US equity portfolio contributed less but still offered important diversification benefits. Both portfolios did well during the first two months of 2005. The Canadian portfolio was up 4.9% versus 4.8% for the TSX. The US equity portfolio was up 7.2% in Canadian dollar terms versus 1.9% for the S&P 500 over the same two month period.

Canadian Portfolio

Highstreet's strategy for the management of the Canadian portfolio is to have better earnings growth (Growth), more attractive valuations (Value), above average quality (Quality), and market-like risk (Risk).

Our quantitative process is founded on building a portfolio that always has these characteristics.

Growth. We believe that earnings growth drives stock prices. Companies that are growing their earnings at a faster rate than the market are likely to be rewarded with a stock price that appreciates faster than the market. Since the inception of the Brompton Equity Split Corp. we have continuously maintained an earnings growth rate in excess of the TSX. The Canadian equity portfolio ended the year with a 13.3% earnings growth rate versus 7.8% for the TSX. Earnings growth has been maintained at a relatively strong level throughout 2004. Although growth has moderated slightly since the summer, it remains strong due to contributions from the energy and the materials sectors.

Value. We do not overpay for earnings growth. We maintain a P/E ratio that is lower than the TSX. Since April 2004 the portfolio has had a lower valuation profile than the market. At the end of December the price to earnings ratio of the portfolio was 12.8 times versus 14.5 times for the TSX.

Quality. We construct a quality portfolio – a portfolio with sustainable earnings growth. To achieve this goal, we focus on each company's reinvestment rate because it is a strong indicator of future earnings growth. The reinvestment rates of the portfolio and the TSX have been increasing since the inception of the portfolio. At the end of December, the reinvestment rate for the portfolio was 14.2% versus 12.3% for the TSX.

Risk. Our goal is that the risk profile of the portfolio remains within 80% and 120% of the TSX's volatility. Since the portfolio's inception, this has been the case and at the end of 2004, the portfolio's volatility was 115% of the volatility of the TSX.

Overall, the Canadian equity portfolio has been managed according to Highstreet's strategy.

Enhancement Strategies

US Equities. We have invested 9% of the total portfolio in the US equity market. The US portfolio has an attractive growth, value and quality profile and complements the Canadian portfolio. As well, it lowers the overall risk level of the Fund.

Options. For the first time since the inception of the fund, we sold call options during the fourth quarter. The call option strategy provides the portfolio with additional income from option premiums. Although volatility levels are relatively low, we believe the opportunity to add value with call options is available.


HIGHSTREET
ASSET MANAGEMENT INC.

Management's Responsibility Statement

The financial statements of Brompton Equity Split Corp. (the "Company") have been prepared and approved by the Board of Directors of the Company. The Company is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Company maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Company are described in Note 2 to the financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Company, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Company. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton Equity Split Corp.
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Equity Split Corp.

Auditors' Report

To the Shareholders of Brompton Equity Split Corp.:

We have audited the statement of investments of Brompton Equity Split Corp. (the "Company") as at December 31, 2004 and the statement of net assets as at December 31, 2004 and the statements of operations, changes in net assets and cash flows for the period from April 16, 2004 (date of commencement of operations) to December 31, 2004. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations, the changes in its net assets and its cash flows for the period from April 16, 2004 (date of commencement of operations) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statement of Financial Position

As at December 31	2004
Assets	
Investments, at market value (cost – $72,697,967)	$ 79,607,767
Cash and short-term investments	899,632
Dividends and interest receivable	211,939
Total assets	80,719,338
Liabilities	
Accounts payable and accrued liabilities	148,114
Distributions payable to shareholders (note 5)	475,521
Preferred shares (note 4)	33,300,000
Total liabilities	33,923,635
Shareholders' equity	
Class J shares (note 3)	100
Class A shares (note 3)	45,646,020
Retained earnings	1,149,583
Total shareholders' equity	46,795,703
Liabilities and shareholders' equity	$ 80,719,338
Units outstanding (note 3)	3,330,000
Net asset value per unit	$ 24.05
Net asset value per Preferred share	$ 10.00
Net asset value per Class A share	$ 14.05

Approved by the Board of Directors of Brompton Equity Split Corp.

Peter A. Braaten
Director

James W. Davie
Director

Statement of Operations and Retained Earnings

For the period from April 16 (commencement of operations) to December 31	2004
Income	
Dividends (net of withholding taxes of $21,167)	$ 1,167,267
Interest	22,461
	1,189,728
Expenses	
Management fee (note 6)	576,377
Service fee (note 6)	124,973
General and administrative	222,236
	923,586
Net investment income before distributions	266,142
Distributions on Preferred shares (note 5)	(1,235,193)
Net investment loss	(969,051)
Net realized loss on investments and options (note 7)	(1,885,221)
Net realized loss on foreign currency transactions	(75,442)
Net change in unrealized gain on investments, options and foreign currencies	6,909,797
Results of operations	$ 3,980,083
Retained earnings – beginning of period	—
Distributions on Class A shares (note 5)	(2,830,500)
Retained earnings – end of period	$ 1,149,583
Results of operations per Class A share	$ 1.20

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the period from April 16 (commencement of operations) to December 31	2004
Cash flows from operating activities:	
Results of operations	$ 3,980,083
Adjustments to reconcile net cash provided by (used in) operations:	
Net realized loss on investments and options (note 7)	1,885,221
Net change in unrealized gain on investments and options	(6,909,800)
Increase in dividends and interest receivable	(211,939)
Increase in distributions payable	142,521
Increase in accounts payable and accrued liabilities	148,114
Purchase of investments and options (note 7)	(103,347,958)
Proceeds from sale of investments and options (note 7)	28,764,770
Cash used in operating activities	(75,548,988)
Cash flows from financing activities:	
Proceeds from issuance of Class J shares	100
Proceeds from issuance of Class A shares, net	45,646,020
Proceeds from issuance of Preferred shares	33,300,000
Distributions paid to Class A shareholders (note 5)	(2,497,500)
Cash provided by financing activities	76,448,620
Net increase in cash and short-term investments	899,632
Cash and short-term investments, beginning of period	—
Cash and short-term investments, end of period	$ 899,632

Statement of Changes in Net Assets

For the period from April 16 (commencement of operations) to December 31	2004
Shareholders' equity – beginning of period	$ —
Operations:	
Results of operations	3,980,083
Shareholder transactions:	
Proceeds from issuance of Class A shares, net (note 3)	45,646,020
Proceeds from issuance of Class J shares (note 3)	100
Distributions to shareholders (note 5)	(2,830,500)
Net increase in shareholders' equity	42,815,620
Shareholders' equity – end of period	$ 46,795,703

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost	Market Value	% of Portfolio
No. of Shares	**Financials**			
100,600	Bank of Nova Scotia	$ 3,660,605	$ 4,094,420	
62,750	Manulife Financial Corporation	3,214,341	3,476,350	
53,400	Bank of Montreal	2,883,380	3,084,384	
61,300	Toronto Dominion Bank	2,801,214	3,060,096	
41,900	Canadian Imperial Bank of Commerce	2,868,361	3,026,437	
46,700	Royal Bank of Canada	2,957,044	3,000,475	
50,000	Sun Life Financial Inc.	1,830,500	2,007,500	
49,300	Great-West Lifeco Inc.	1,282,232	1,316,310	
38,700	Power Corporation of Canada	1,073,480	1,199,700	
60,300	CI Fund Management Inc.	938,039	1,086,003	
21,500	National Bank of Canada	992,225	1,065,540	
25,600	Power Financial Corporation	731,036	818,944	
11,200	Wachovia Corporation	690,028	705,854	
11,300	Citigroup Inc.	760,665	652,314	
11,200	Industrial Alliance Insurance and Financial Services Inc.	605,248	615,888	
		27,288,398	29,210,215	36.7%
No. of Shares	**Energy & Utilities**			
48,200	Encana Corporation	2,840,996	3,296,880	
44,500	Suncor Energy Inc.	1,646,728	1,886,800	
32,900	Canadian Natural Resources Limited	1,331,503	1,686,125	
42,500	Husky Energy Inc.	1,172,792	1,455,625	
47,300	TransCanada Corporation	1,301,516	1,409,540	
42,900	Talisman Energy Inc.	1,295,105	1,387,815	
17,300	Precision Drilling Corporation	1,142,492	1,306,496	
23,600	Nexen Inc.	1,322,308	1,149,320	
11,300	Occidental Petroleum Corporation	781,897	790,142	
11,200	ChevronTexaco Corp.	724,706	704,646	
25,800	Ensign Resource Service Group Inc.	605,820	647,322	
		14,165,863	15,720,711	19.7%
No. of Shares	**Mining & Forestry**			
36,400	Alcan Inc.	2,169,471	2,140,320	
20,700	Potash Corporation of Saskatchewan Inc.	1,227,107	2,064,825	
30,600	Ipsco Inc.	822,699	1,753,686	
40,700	Teck Cominco Limited	929,588	1,502,644	
41,700	Falconbridge Limited	1,364,007	1,296,870	
24,300	Dofasco Inc.	914,552	1,103,220	
24,100	Inco Limited	1,087,874	1,060,400	
103,800	Kinross Gold Corporation	1,028,762	877,110	
48,900	Canfor Corporation	737,901	765,285	
38,500	Agnico-Eagle Mines Limited	685,011	636,020	
		10,966,972	13,200,380	16.6%
No. of Shares	**Communications & Technology**			
88,900	BCE Inc.	2,484,364	2,570,988	
22,000	Research in Motion Limited	1,528,148	2,173,160	
45,800	TELUS Corporation	1,278,222	1,658,876	
6,100	International Business Machines Corporation	756,067	720,493	
		6,046,801	7,123,517	9.0%
No. of Shares	**Consumer & Miscellaneous**			
32,900	Canadian National Railway Company	1,961,822	2,404,003	
26,300	Canadian Tire Corporation, Limited	1,162,102	1,478,323	
23,000	Nova Chemicals Corporation	938,899	1,304,100	
29,400	Rona Inc.	878,766	1,199,520	
10,500	Magna International Inc.	1,167,109	1,034,985	
48,200	QLT Inc.	1,801,730	926,886	
57,600	Extendicare Inc	893,287	889,920	
23,900	Alimentation Couche-Tard Inc.	721,300	848,450	
13,600	The Dow Chemical Company	761,070	806,757	
10,000	Altria Group, Inc.	762,763	732,070	
34,800	Agrium Inc.	707,432	704,700	
6,700	3M Company	759,249	658,826	
5,300	George Weston Limited	601,195	581,463	
15,100	Pfizer Inc.	762,970	486,496	
27,900	TLC Vision Corporation	402,884	351,540	
		14,282,578	14,408,039	18.1%
No. of Contracts	**Call Options Written**			
(50)	Altria Group, Inc., January 2005 @ $60	(12,183)	(13,779)	
(33)	3M Company, January 2005 @ $80	(8,416)	(11,664)	
(57)	Citigroup Inc., January 2005 @ $48	(4,424)	(7,854)	
(68)	The Dow Chemical Company, January 2005 @ $50	(8,126)	(6,192)	
(56)	ChevronTexaco Corp., January 2005 @ $53	(6,416)	(6,039)	
(31)	International Business Machines Corporation, January 2005 @ $100	(3,705)	(4,271)	
(55)	Occidental Petroleum Corporation, January 2005 @ $60	(7,583)	(3,954)	
(112)	Wachovia Corporation, January 2005 @ $55	(1,792)	(1,342)	
		(52,645)	(55,095)	(0.1)%
	Total	$ 72,697,967	$ 79,607,767	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004

1. OPERATIONS

Brompton Equity Split Corp. (the "Company") is a mutual fund corporation established under the laws of the Province of Ontario on February 13, 2004. Brompton Equity Split Management Limited (the "Manager") is responsible for managing the affairs of the Company. Highstreet Asset Management Inc. manages the Company's portfolio. The Company commenced operations on April 16, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Company's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value. Listed options are valued at market values as reported on recognized exchanges.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Dividend income is recognized on the ex-dividend date. Net realized gains (losses) on investments include net realized gains or losses from foreign currency changes.

Option premiums paid or received by the Company are, so long as the options are outstanding, reflected as an asset or liability, respectively, in the Statement of Investments and are valued at an amount equal to the current market value of an option that would have the effect of closing the position. Any difference resulting from revaluation is treated as an unrealized gain (loss) in the value of the portfolio. Gains or losses realized upon expiration, repurchase or exercise of the options are included in net realized gain (loss) on investments and options.

c) **Income Taxes**
The Company is a mutual fund corporation as defined in the Income Tax Act (Canada) ("the Act") and is subject to tax in respect of its net realized capital gains. This tax is refundable in certain circumstances. Also, the Company is generally subject to tax of 33⅓% under Part IV of the Act on taxable dividends received in the year. This tax is fully refundable upon payment of sufficient dividends.

The Company is also a financial intermediary corporation as defined in the Act and, as such, is not subject to tax under Part IV.1 of the Act on dividends received nor is it generally liable to tax under Part IV.1 on dividends paid by the Company.

Given the investment and dividend policy of the Company and taking into account the deduction of expenses and taxable dividends on shares of taxable Canadian corporations, the Company does not expect to be subject to any appreciable amount of non-refundable Canadian income tax. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair value of the Company's financial instruments, which are composed of cash and short-term investments, dividends and interest receivable, accounts payable and accrued liabilities, approximates their carrying value.

3. SHARE CAPITAL

Class J Shares

The Company is authorized to issue an unlimited number of Class J shares.

On February 19, 2004, the Company issued 100 Class J shares to a trust for cash consideration of $100. As of December 31, 2004, 100 Class J shares are outstanding.

Class J shares are not entitled to receive dividends but are entitled to one vote per share. The Class J shares are redeemable and retractable at a price of $1.00 per share. The Class J shares rank subsequent to both the Preferred shares and the Class A shares with respect to distributions on the dissolution, liquidation or winding-up of the Company.

Class A Shares

Authorized

The Company is authorized to issue an unlimited number of Class A shares.

Issued

		2004
	Number of Shares	Amount
Class A shares – beginning of period	—	$ —
Initial public offering	3,200,000	43,837,395
Exercise of over-allotment option	130,000	1,808,625
Class A shares – end of period	3,330,000	$ 45,646,020

On April 16, 2004, the Company completed its initial public offering of 3,200,000 Class A shares at a price of $15.00 per share for proceeds, net of agents' fees and issuance costs, of $43,837,395.

On April 28, 2004, the Company completed the issuance of an additional 130,000 Class A shares at a price of $15.00 per share for proceeds, net of agents' fees, of $1,808,625. The issuance of these additional shares was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

The weighted average number of Class A shares outstanding for the period ended December 31, 2004 was 3,324,000.

The Company intends to pay monthly, non-cumulative distributions to the holders of Class A shares. No distributions will be paid on Class A shares if (i) distributions payable on the Preferred shares are in arrears or (ii) after the payment of the distributions by the Company, the net asset value ("NAV") per unit would be less than $15.00. A unit means a notional unit consisting of one Preferred share and one Class A share. The Class A shares rank subsequent to the Preferred shares but in priority to the Class J shares with respect to the payment of distributions and the repayment of capital on the dissolution, liquidation or winding-up of the Company. Each Class A share is entitled to one vote.

All Class A shares outstanding on May 31, 2011 will be redeemed by the Company on that date. The redemption price payable by the Company for a Class A share on that date will be equal to the greater of (i) the NAV per unit less $10.00, and (ii) nil.

Class A shares may be surrendered at any time for retraction by the Company but at least ten business days prior to the second last business day of a month ("Retraction Date"). Holders of Class A shares whose Class A shares are surrendered for retraction will be entitled to receive a price per Class A share equal to 96% of the difference between (i) the NAV per unit determined as of the second last business day of the month ("Retraction Date"), and (ii) the cost to the Company of the purchase of a Preferred share for cancellation. If the NAV per unit is less than $10.00, plus any accrued and unpaid distributions on a Preferred share, the retraction price of a Class A share will be nil.

A holder of Class A shares may concurrently retract an equal number of Class A and Preferred shares on the April Retraction Date of each year, commencing on the April 2005 Retraction Date, at a price per unit equal to the NAV per unit on that date. The Class A shares and the Preferred shares must both be surrendered for retraction at least ten business days prior to the April Retraction Date.

4. PREFERRED SHARES

Authorized
The Company is authorized to issue an unlimited number of Preferred shares.

Issued

		2004
	Number of Shares	Amount
Preferred shares – beginning of period	—	$ —
Initial public offering	3,200,000	32,000,000
Exercise of over-allotment option	130,000	1,300,000
Preferred shares – end of period	3,330,000	$ 33,300,000

On April 16, 2004, the Company completed its initial public offering of 3,200,000 Preferred shares at a price of $10.00 per share for proceeds of $32,000,000.

On April 28, 2004, the Company completed the issuance of an additional 130,000 Preferred shares at a price of $10.00 per share for proceeds of $1,300,000. The issuance of these additional shares was pursuant to the exercise of the over-allotment option.

Holders of Preferred shares are entitled to receive fixed, cumulative preferential quarterly cash distributions of $0.13125 per share. The Preferred shares rank in priority to the Class A shares with respect to the payment of distributions and the repayment of capital on the dissolution, liquidation, or winding up of the Company. Each Preferred share is entitled to one vote.

All Preferred shares outstanding on May 31, 2011 will be redeemed by the Company on that date. The redemption price payable by the Company for a Preferred share will be equal to the lesser of (i) $10.00 plus any accrued and unpaid distributions thereon and (ii) the NAV of the Company on that date divided by the number of Preferred shares then outstanding.

Preferred shares may be surrendered at any time for retraction by the Company but at least ten business days prior to the second last business day of a month ("Retraction Date"). Shareholders whose Preferred shares are retracted will be entitled to receive a price per share equal to 96% of the lesser of (i) the NAV per unit determined as of the relevant Retraction Date less the cost to the Company of the purchase of a Class A share for cancellation, and (ii) $10.00. The cost of the purchase of a Class A share will include the purchase price of the Class A share, commission and other costs, if any, related to the liquidation of any portion of the portfolio required to fund such purchase.

A holder of Preferred shares may also concurrently retract an equal number of Preferred shares and Class A shares on the April Retraction Date of each year, commencing on the April 2005 Retraction Date, at a price per unit equal to the NAV per unit on that date. The Preferred shares and Class A shares must both be surrendered for retraction at least ten business days prior to the April Retraction Date.

The Preferred shares have been presented as financial liabilities in the financial statements in accordance with Section 3860 of the CICA Handbook.

5. DISTRIBUTIONS TO SHAREHOLDERS

Distributions, as declared by the Manager, are made on a quarterly basis on the Preferred shares and on a monthly basis on the Class A shares. Distributions are payable no later than the tenth business day of the following month.

For the period ended December 31, 2004, the Company declared distributions of $0.32813 per Preferred share and $0.85 per Class A share.

6. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Company, for which it is paid a management fee equal to 1.00% per annum of the net asset value of the Company, plus applicable taxes. The Manager is responsible for paying fees to Highstreet Asset Management Inc., the portfolio manager for the Company. These fees are calculated and payable monthly. The Company also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Class A shares. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of shares held by clients of each dealer at the end of each calendar quarter.

7. INVESTMENT TRANSACTIONS

Investment transactions for the period from April 16 to December 31 were as follows:

	2004
Proceeds from sale of investments and options	$ 28,764,770
Less cost of investments sold:	
Investments at cost – beginning of period	—
Investments and options purchased during the period	103,347,958
Investments at cost – end of period	(72,697,967)
Cost of investments sold during the period	30,649,991
Net realized loss on investments and options	$ (1,885,221)

Brokerage commissions on investments purchased and sold during the period ended December 31, 2004 amounted to $170,026.

8. INCOME TAXES

	2004
Future income tax assets:	
Losses carried forward	$ 1,086,087
Share issue expenses	1,528,429
Premiums received on written options	11,350
Future income tax assets	2,625,866
Future income tax liability:	
Dividends receivable	$ 84,780
Future income tax liability	84,780
Less: valuation allowance	(2,541,086)
Net future income taxes	$ —

As at December 31, 2004, the Company has non-capital and capital loss carry-forwards for income tax purposes of $1,555,891 (expiry – 2014) and $962,863, respectively.


Flaherty & Crumrine
INVESTMENT GRADE
PREFERRED FUND

Flaherty & Crumrine Investment Grade Preferred Fund commenced operations on May 17, 2004 when it was listed on the Toronto Stock Exchange under the symbol FAC.UN and issued 7 million units at $25 per unit for gross proceeds of $175 million. An additional 0.4 million units were issued on May 27, 2004 bringing the total gross proceeds from the offering to $185 million.

The Fund

The Fund invests in a portfolio of hybrid preferred securities and various debt instruments of North American issuers with a focus on hybrid preferred securities. All securities purchased by the Fund are rated investment grade at the time of investment. The units of the Fund have received a rating of P-2(low)f by Standard & Poor's. Substantially all of the US dollar foreign exchange exposure of the Fund's portfolio is hedged to the Canadian dollar at all times. Also, under normal market condition, 100% of the portfolio will be hedged using the "safety net hedge" strategy, which is intended to mitigate the impact of significant interest rate increases on the net asset value of the portfolio, while permitting it to benefit from declines in interest rate.

The Fund is managed by Brompton Preferred Management Limited and the portfolio is actively managed by Flaherty & Crumrine Incorporated, which is headquartered in Pasadena, California.

The Fund's investment objectives are to provide unitholders with a stable stream of monthly distributions equal to $1.75 per annum; to mitigate the impact of significant interest rate increases on the value of the portfolio through the use of the "safety net hedge" and to preserve the net asset value per unit.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

Beginning in June 2004, the Fund declared its first monthly distribution of $0.14583 per unit. The Fund declared total distributions of $1.02081 per unit for the period since inception to December 31, 2004. See the section titled 2004 Tax Information in this Annual Report for information on the income tax characteristics of the distributions for 2004.

The Fund also has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. During 2004, a total of 416 units were issued out of treasury at an average price of $24.67 per unit.

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 65 hybrid preferred securities and 18 debt securities which are diversified by issuer and industry. All of the securities of the Fund are rated investment grade by at least one rating agency. 92.7% of the portfolio is invested in the banking, finance, insurance and utilities sectors, industries that are subject to regulatory oversight. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Portfolio Mix


Banking 42%
Financial 11%
Insurance 17%
Utilities 23%
Telecommunications 4%
Miscellaneous 3%

Net Asset Value

During the period ended December 31, 2004, the net asset value per unit of the Fund increased by $0.97 per unit or 4.1% to $24.52 per unit, broken down as follows:

		Per Unit
Net investment income	$	0.76
Net realized loss on investments, options and foreign currency transactions		(0.80)
Net realized gain on forward contracts		0.93
Net change in unrealized loss on investments, options and foreign currency transactions		(1.50)
Net change in unrealized gain on forward contracts		2.61
Results of operations		2.00
Capital transactions		(0.01)
Less: distributions		(1.02)
Increase in net asset value	$	0.97

Net Asset Value Since Inception



$25.00
$24.50
$24.00
$23.50
$23.00
May 04
Jul 04
Oct 04
Dec 04

Hedging

The Fund's portfolio is comprised of securities denominated in US dollars. The Fund hedges its foreign currency exposure in two ways: by borrowing in US dollars and by entering into foreign currency forward contracts. Following the initial public offering, the Fund entered into three forward contracts hedging approximately 75% of the portfolio's US dollar exposure. The remaining 25% of the Fund's portfolio is hedged by its US dollar borrowings. On a regular basis, the total notional amount of these forwards is adjusted to match the Fund's net US dollar exposure. During the period from May 17, 2004 to December 31, 2004 the Canadian dollar appreciated by 6.7% versus the US dollar, resulting in significant unrealized and realized gains on the Fund's forward contracts. These gains offset foreign exchange losses on the Fund's US dollar assets. In addition, the Fund has entered into currency forwards which represent approximately the Fund's foreign exchange exposure for 12 months of distributions.

During the period ended December 31, 2004, the Fund implemented the safety net hedge, using various put options on US Treasury bond futures. Losses of $2.3 million were realized on the sale and expiration of options during the period from May 17, 2004 to December 31, 2004 and the Fund had unrealized losses of $0.6 million on the put options and unrealized losses in the investment portfolio (excluding options), which at December 31, 2004 amounted to $10.8 million.

When long-term interest rates decline, we expect to lose money on the Fund's safety net hedge, while earning extra returns on the preferred securities in the portfolio. Since the hedge is constructed primarily by purchasing put options on US Treasury bond futures, the Fund's loss on the hedge is limited to the cost of the puts. Typically, it takes only a 10-15 basis point rally in preferred yields to overcome the cost of hedging.

It is important to remember that the safety net hedge will not perfectly protect the Fund against increases in interest rates. To reduce the ongoing cost of hedging, the hedge is typically structured so that unitholders bear some initial risk to their net asset value as interest rates increase. In addition, the Fund's preferred securities may not track perfectly with the hedge instrument as interest rates change. However, even if the hedge results are less than perfect, any gains realized on the hedge may permit the Fund to increase its distribution rate if interest rates rise significantly.

Liquidity and Capital Resources

As of December 31, 2004, the Fund had borrowings of $50.0 million (US$41.7 million) under its revolving credit facility, which represented 21.4% of total assets. These borrowings are on a floating rate basis priced against LIBOR. The borrowings have been used to invest in additional portfolio investments to enhance the distributions paid by the Fund.

To provide liquidity, the Fund's units are listed on the TSX under the symbol FAC.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the period ended December 31, 2004.

Unitholders may also redeem units of the Fund on the second last business day of May of each year at the then current net asset value, commencing in May 2005.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 1.00% of net asset value per annum. Combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 1.53% based on net assets and 1.15% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

Since year end to the time of writing, the Fund's net asset value has appreciated 4.2% aided by favourable movements in long-term interest rates. While we believe in the long term fundamentals of the investment strategy and the skill of our portfolio manager, investors are cautioned that net asset values will fluctuate over time, particularly with movements in long term interest rates.

Portfolio Manager's Report

December 31, 2004 completes the first (partial) year for the Flaherty & Crumrine Investment Grade Preferred Fund (FAC.UN). In the months following the Fund's inception on May 17, 2004, proceeds from both the initial public offering of units and loans constituting the leverage of the Fund were invested primarily in preferred securities, allocated to various industry groups in line with our expectations.

Although yields on long-term US fixed income securities in which FAC.UN invests declined almost continuously during the Fund's initial investment period and could have threatened its initial dividend rate, the purchase in May of long-term US Treasury bonds served to lock-in existing market yields and allowed patience in the purchase of the most attractive preferred securities for the Fund. As a result, the initial monthly distribution was paid to unitholders of record on June 30, 2004 at an annual rate of $1.75, equating to the anticipated yield of 7.00% based upon the initial issue price of $25. Distributions were continued at this rate for the balance of 2004 and the first quarter of 2005.

The investment results of FAC.UN have been favourable. During the fourth quarter ending December 31, 2004, the Fund produced a +2.2% total return on net asset value ("NAV"). Since inception of the Fund, the total return on NAV has been +8.45%. The preferred securities in the portfolio produced respectable returns as long-term interest rates fell and credit spreads generally narrowed since May. Of course, the Fund's results would have improved without unitholders incurring the cost of hedging against higher interest rates, which turned out to be unnecessary as rates declined since FAC.UN's inception. However, please remember our philosophy that even if the hedge isn't perfect, *it's better to have the hedge in place and not need it than to need the hedge insurance and not have it at all!* Consequently, we never try to "time" the hedge; it's in place 100% of the time.

For investors in US dollar denominated fixed income securities, the past year turned out to be one of the more perplexing periods in recent memory. Signs of a pick-up in US economic activity were tempered by high oil (and other commodity) prices, the declining value of the US dollar, and the "twin deficits" (of the federal government budget and the trade balance) in the US.

After 3½ years of lowering short-term interest rates, the US Federal Reserve reversed course in June and began raising them. By the end of 2004, the Federal Funds rate (the rate controlled by the Federal Reserve to set the level of short-term interest rates) stood at 2.25%, up from the low of 1.00% (followed by a further increase of 0.25% so far this year). Despite the rise in short-term rates, long-term US Treasury yields actually fell by about 0.25% during 2004, finishing the year at 4.82% and declined an additional 0.35% since December 31. This marks the first time in more than 30 years that long-tem interest rates fell in the early stages of a Federal Reserve tightening.

By increasing the Federal Funds rate, the Federal Reserve hopes to prevent the US economy from expanding too quickly, which in turn could result in an undesirable increase in the rate of inflation. At the same time, the Federal Reserve does not want to raise rates too quickly and derail the economy, which in turn would have negative consequences for corporate credit quality. Because credit quality and inflation represent the biggest risks to the prices of the long-term fixed income securities held in the Fund's portfolio, FAC.UN's performance is strongly impacted by Federal Reserve policy.

Although the interest rate environment proved challenging for our hedging strategy, the market for preferred securities continues to have a favourable tone. We have observed steady improvement in the financial condition of most US corporations for some time now. As an issuer's credit quality improves, the prices for its preferred securities typically outperform the prices of other benchmark securities, such as US Treasury bonds. We expect credit quality will continue to improve in 2005, although we are cautious on the outlook for preferred yields, which already reflect much of the balance sheet improvement that companies have achieved.

As discussed above, we are pleased with the success in getting the Fund fully invested and in achieving the anticipated dividend yield in an environment of declining long-term interest rates. Further details on any individual holdings in the Fund can be found using the "search" function by visiting a website maintained by Flaherty & Crumrine, www.preferredstockguide.com.


Flaherty &
Crumrine
Incorporated

Management's Responsibility Statement

The financial statements of Flaherty & Crumrine Investment Grade Preferred Fund (the "Fund") have been prepared by Brompton Preferred Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton Preferred Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Preferred Management Limited

Auditors' Report

To the Unitholders of Flaherty & Crumrine Investment Grade Preferred Fund:

We have audited the statement of investments of Flaherty & Crumrine Investment Grade Preferred Fund (the "Fund") as at December 31, 2004 and the statement of net assets as at December 31, 2004 and the statements of operations, changes in net assets and cash flows for the period from May 17, 2004 (date of commencement of operations) to December 31, 2004. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations, the changes in its net assets and its cash flows for the period from May 17, 2004 (date of commencement of operations) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statement of Net Assets

As at December 31	2004
Assets	
Investments, at market value (cost – $220,989,277)	$ 209,642,781
Cash	2,484,003
Dividends and interest receivable	1,996,895
Unrealized gain on forward contracts (note 7)	19,308,673
Deferred financing costs (note 8)	32,155
Total assets	233,464,507
Liabilities	
Accounts payable and accrued liabilities	544,386
Distributions payable to unitholders (note 4)	1,081,560
Loans payable (note 8)	49,962,857
Total liabilities	51,588,803
Net asset representing unitholders' equity	$ 181,875,704
Units outstanding (note 3)	7,416,581
Net asset value per unit	$ 24.52

Approved on behalf of Flaherty & Crumrine Investment Grade Preferred Fund, by the Board of Directors of Brompton Preferred Management Limited, the Manager.



Peter A. Braaten
Director

James W. Davie
Director

Statement of Operations

For the period from May 17, 2004 (commencement of operations) to December 31	2004
Income	
Interest income	$ 4,719,804
Dividends	3,394,192
	8,113,996
Expenses	
Advisor fee (note 5)	733,590
Management fee (note 5)	417,987
Service fee (note 5)	337,074
General and administrative	261,579
Interest and bank charges (note 8)	771,491
	2,521,721
Net investment income	5,592,275
Net realized loss on investments, options, and foreign currency transactions (notes 6 & 8)	(5,892,046)
Net realized gain on forward contracts (note 7)	6,867,192
Net change in unrealized loss on investments, options, and foreign currency transactions (note 8)	(11,126,682)
Net change in unrealized gain on forward contracts (note 7)	19,308,673
Results of operations	$ 14,749,412
Results of operations per unit [1]	$ 2.00

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the period from May 17, 2004 (commencement of operations) to December 31	2004
Cash flows from operating activities:	
Results of operations	$ 14,749,412
Adjustments to reconcile net cash provided by (used in) operations:	
Net realized loss on sale of investments, options and foreign currency transactions	6,704,076
Net change in unrealized loss on investments, options and foreign currency transactions	11,090,171
Net change in unrealized gain on foreign currency forward contracts	(19,308,673)
Amortization of deferred financing costs	54,543
Increase in dividends and interest receivable	(1,996,895)
Increase in accounts payable and accrued liabilities	544,386
Purchase of investments (note 6)	(506,207,596)
Proceeds from sale of investments (note 6)	271,092,921
Cash used in operating activities	(223,277,655)
Cash flows from financing activities:	
Proceeds from issuance of units, net (note 3)	174,678,142
Increase in loans payable	57,640,504
Deferred financing costs paid	(86,698)
Distributions paid to unitholders	(6,480,552)
Proceeds from distribution reinvestment plan (note 4)	10,262
Cash provided by financing activities	225,761,658
Net increase in cash and short-term investments	2,484,003
Cash and short-term investments, beginning of period	—
Cash and short-term investments, end of period	**$ 2,484,003**
Supplemental information:	
Interest paid	$ 531,704

Statement of Changes in Net Assets

For the period from May 17, 2004 (commencement of operations) to December 31	2004
Net assets – beginning of period	**$ —**
Operations:	
Results of operations	14,749,412
Unitholder transactions:	
Proceeds from issuance of units, net (note 3)	174,678,142
Distributions to unitholders (note 4)	(7,562,112)
Proceeds from distribution reinvestment plan (note 4)	10,262
	167,126,292
Net increase in net assets	181,875,704
Net assets – end of period	$ 181,875,704
Distributions per unit	**$ 1.02081**

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Shares/ Par Value ($US)	Preferred Securities					
	Banking					
750,000	Astoria Capital Trust I, *9.75% November 1, 2029 Capital Security, Series B*	$ 920,907	$ 1,138,592	$ 939,978	$ 1,126,234	
32,600	BAC Capital Trust I, *7% Pfd.*	821,060	1,118,515	858,684	1,028,832	
22,600	BAC Capital Trust II, *7% Pfd.*	574,424	768,015	603,872	723,529	
65,000	Bank One Capital Trust VI, *7.2% Pfd.*	1,649,180	2,263,650	1,726,400	2,068,486	
1,800,000	BankAmerica Institutional – BAC, *7.7% December 31, 2026*	1,921,086	2,607,974	1,986,298	2,379,883	
137,000	BankAmerica Corp., *8% December 15, 2026 Capital Security*	149,330	184,892	153,284	183,657	
500,000	BankBoston Capital Trust II, *7.75% December 15, 2026*	520,015	724,255	553,593	663,288	
40,000	BankWest Capital I, *9.5% December 1, 2030 QUIPS*	1,085,000	1,485,528	1,058,000	1,267,643	
10,000	BNY Capital IV, *6.875% Pfd., Series E*	251,400	330,955	252,800	302,892	
4,170,000	Chase Capital I, *7.67% Series A December 1, 2026 Capital Security*	4,461,757	5,798,147	4,604,148	5,516,460	
12,473	Citigroup Capital VIII, *6.95% Pfd.*	311,201	428,121	327,292	392,144	
13,500	Citigroup Capital X, *6.10% Pfd.*	301,050	416,442	339,795	407,125	
24,900	Comerica (Imperial) Capital Trust I, *7.60% Pfd.*	634,455	877,503	654,372	784,036	
2,500,000	Dime Capital Trust I, *9.33% Series A May 6, 2027 Capital Security*	2,870,050	3,803,406	2,915,317	3,492,987	
1,500,000	First Midwest Capital Trust I, *6.95% December 1, 2033 Capital Security*	1,606,110	2,041,034	1,639,081	1,963,865	
2,500,000	First Union Institutional Capital I, *8.04% December 1, 2026 Capital Security*	2,690,250	3,721,418	2,788,261	3,340,755	
3,265,000	Great Western Finance Trust II, *8.206% February 1, 2027 Capital Security, Series A*	3,502,594	4,712,729	3,624,362	4,342,530	
490,000	GreenPoint Capital Trust I, *9.10% June 1, 2027 Capital Security*	559,825	735,161	565,418	677,456	
1,442,000	J.P. Morgan Capital Trust I, *7.54% January 15, 2027 Capital Security*	1,507,250	2,052,804	1,580,043	1,893,129	
92,500	J.P. Morgan Capital Trust XI, *5.875% Pfd.*	2,029,925	2,723,675	2,267,175	2,716,416	
90,000	J.P. Morgan Capital Trust XIV, *6.20% Pfd.*	2,247,087	2,867,156	2,299,500	2,755,146	
10,000	J.P. Morgan Chase Capital Trust X, *7% Pfd.*	250,600	344,037	267,300	320,266	
19,900	National Commerce Capital Trust II, 7.70%	514,067	699,213	533,320	638,997	
5,000,000	NB Capital Trust IV, *8.25% April 15, 2027 Capital Security*	5,559,500	6,575,244	5,645,757	6,764,464	
3,000,000	North Fork Capital Trust I, *8.7% December 15, 2026 Capital Security*	3,317,850	4,420,205	3,390,402	4,062,210	
3,375,000	Republic New York Capital II, *7.53% December 4, 2026 Capital Security*	3,650,332	4,318,201	3,693,310	4,425,140	
10,900	Royal Bank of Scotland Plc, *7.85% Pfd., Series K*	284,490	390,563	287,869	344,910	
2,000,000	Sun Trust Capital II, *7.9% June 15, 2027 Capital Security*	2,230,500	2,801,749	2,250,760	2,696,748	
11,100	Sun Trust Capital IV, *7.125% Pfd.*	282,273	387,897	292,041	349,909	
5,033,000	UNB Capital Capital Trust I, *10.01% March 15, 2027*	5,831,586	7,437,014	5,896,964	7,065,448	
24,700	USB Capital III, *7.75% Pfd.*	632,598	869,120	656,032	786,025	
15,700	USB Capital IV, *7.35% Pfd.*	396,111	544,932	417,777	500,560	
22,100	USB Capital V, *7.25% Pfd.*	562,904	769,587	585,871	701,961	
30,000	VNB Capital Trust I, *7.75% Pfd.*	768,900	1,045,980	798,600	956,843	
1,375,000	Wachovia Capital Trust I, *7.64% January 15, 2027 Capital Security*	1,497,389	1,876,521	1,522,342	1,823,995	
1,180,000	Wachovia Capital Trust V, *7.965% June 1, 2027 Capital Security*	1,312,479	1,600,701	1,326,251	1,589,048	
56,050	Wells Fargo Capital Trust IX, *5.625% Pfd.*	723,495	1,000,809	836,964	1,002,808	
34,700	Wells Fargo Capital Trust VII, *5.85% Pfd.*	1,241,507	1,685,412	1,396,766	1,673,535	
3,000,000	Zions Institutional Capital Trust A, *8.536% December 15, 2026*	3,286,710	4,467,156	3,383,813	4,054,316	
		62,957,247	82,034,313	64,919,812	77,783,676	37.1%
	Financial Services					
14,400	Bear Stearns Capital Trust III, *7.8% Pfd.*	378,000	517,539	381,600	457,214	
45,000	Lehman Capital Trust IV, *6.375% Pfd. Series L*	1,001,250	1,385,027	1,160,100	1,389,974	
5,700	Merrill Lynch Capital Trust I, *7.75% TOPRS*	147,915	203,066	152,475	182,688	
20,000	Merrill Lynch Capital Trust III, *7%*	507,600	699,097	536,400	642,688	
44,300	Merrill Lynch Capital Trust IV, *7.12%*	1,147,090	1,537,993	1,191,227	1,427,269	
127,100	Merrill Lynch Capital Trust V, *7.28% Series F*	3,280,743	4,376,504	3,450,765	4,134,534	
60,000	Morgan Stanley Capital Trust II, *7.25% Pfd.*	1,527,800	2,082,241	1,587,600	1,902,183	
158,000	Morgan Stanley Capital Trust III, *6.25% Pfd.*	3,579,500	4,871,352	4,017,940	4,814,095	
44,655	Morgan Stanley Capital Trust IV, *6.25% Pfd.*	1,069,630	1,374,563	1,131,111	1,355,241	
		12,639,528	17,047,382	13,609,218	16,305,886	7.8%

The accompanying notes are an integral part of these financial statements.

As at December 31, 2004		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Shares/ Par Value ($US)	**Preferred Securities (cont'd)**					
	Insurance					
14,500	ACE Ltd., *7.80% Pfd., Series C*	$ 374,825	$ 518,495	$ 386,860	$ 463,516	
1,000,000	AllState Financing II, *7.83% December 1, 2045*	1,067,900	1,451,444	1,105,943	1,325,085	
5,000,000	AON Capital Trust A, *8.205% January 1, 2027 Capital Security*	5,552,330	7,375,476	5,292,140	6,340,777	
153,237	Everest Capital Trust II, *6.2% Pfd., Series B*	3,334,092	4,511,027	3,591,875	4,303,606	
100,000	ING Groep NV, *7.20% Pfd.*	2,555,000	3,378,110	2,717,000	3,255,374	
126,600	Renaissancere Holding, *6.08% Pfd., Series C*	2,752,459	3,736,772	3,021,942	3,620,740	
40,000	Renaissancere Holding, *7.30% Pfd., Series B*	1,008,000	1,370,031	1,073,600	1,286,334	
4,100,000	USF&G Capital I, *8.50% December 15, 2045 Capital Security*	4,709,178	6,514,197	5,092,337	6,101,384	
10,780	XL Capital Ltd., *7.625% Pfd., Series B*	278,663	378,300	290,305	347,829	
		21,632,447	29,233,852	22,572,002	27,044,645	12.9%
	Utilities					
3,372,000	COMED Financing II, *8.50% January 15,2027 Capital Security, Series B*	3,706,657	5,047,609	3,791,047	4,542,243	
1,600,000	Dominion Resources Cap Trust I, *7.83%, December 1, 2027*	1,729,622	2,249,045	1,779,399	2,131,987	
100,000	DTE Energy Trust II, *7.50% Pfd.*	2,475,000	3,358,710	2,667,000	3,195,466	
48,000	Energy East Capital Trust I, *8.25% TOPRS*	1,264,660	1,673,131	1,287,840	1,543,026	
150,000	Florida Power & Light Group Inc, Capital Trust I, *5.875% Pfd.*	3,262,500	4,488,238	3,723,000	4,460,713	
9,500	FPC Capital I, *7.10% Pfd., Series A*	235,125	320,229	240,540	288,203	
21,700	Georgia Power Capital Trust V, *7.125% Pfd.*	548,375	751,759	582,645	698,096	
110,900	Virginia Power Capital Trust, *7.375% July 30, 2042*	2,795,789	3,834,260	2,988,755	3,580,977	
		16,017,728	21,722,981	17,060,226	20,440,711	9.7%
	Total Preferred Securities	$ 113,246,950	$ 150,038,528	$ 118,161,258	$ 141,574,918	67.5%
Shares/ Par Value ($US)	**Corporate Debt Securities**					
	Banking					
5,000,000	Citigroup Inc., *5.85% December 11, 2034, Senior Notes*	$ 4,988,050	$ 5,925,809	$ 5,138,167	$ 6,156,295	
121,200	HSBC Finance Corporation, *6.875%*	3,011,820	4,194,735	3,293,004	3,945,513	
		7,999,870	10,120,544	8,431,171	10,101,808	4.8%
	Insurance					
5,800	American Financial Group, *7.125% Pfd.*	139,954	189,925	149,872	179,569	
1,000,000	Assurant Inc., *6.75% February 15, 2034 Senior Notes*	1,084,780	1,335,475	1,084,753	1,299,696	
4,495,000	Oneamerica Financial Partners, *7% October 15, 2033*	4,524,458	5,945,993	4,845,736	5,805,919	
1,885,000	Western & Southern Financial, *5.75% July 15, 2033*	1,670,694	2,285,179	1,853,289	2,220,518	
		7,419,886	9,756,572	7,933,650	9,505,702	4.5%
	Financial Services					
5,000,000	General Motors Acceptance Corporation, *8% November 1, 2031, Senior Bonds*	5,108,450	6,771,720	5,149,761	6,170,186	2.9%
	Oil & Gas					
5,000	Nexen, Inc. *7.35% Subordinated Notes*	125,500	172,293	134,650	161,331	0.1%
	Telecommunications					
6,500,000	Verizon Maryland Inc., *7.15% May 1, 2023*	6,987,500	8,574,040	7,000,876	8,388,100	4.0%
	Utilities					
4,000,000	Constellation Energy Group, *7.60% April 1, 2032, Senior Notes*	4,664,520	6,032,123	4,848,567	5,809,311	
5,000,000	Duke Capital Corporation, *6.75% February 15, 2032 Capital Security, Senior Notes*	4,731,000	6,471,071	5,440,487	6,518,519	
41,000	Entergy Louisiana, Inc. 7.60% *Pfd.*	1,066,000	1,424,016	1,095,930	1,313,089	
157,300	Georgia Power Company, *5.90% April 15, 2033, Senior Notes*	3,515,655	4,883,116	3,963,960	4,749,419	
235,000	Georgia Power Company, *6% October 15, 2033, Senior Notes*	5,860,500	7,768,631	6,142,900	7,360,116	
1,200,000	TXU Corp., *6.55% November 15, 2034, Senior Notes*	1,195,740	1,479,016	1,190,997	1,426,993	
		21,033,415	28,057,973	22,682,841	27,177,447	13.0%
	Miscellaneous Industries					
2,000,000	Disney Enterprises Inc., *7.55% July 15, 2093, Senior Notes*	2,350,580	2,907,442	2,375,653	2,846,389	
63,900	Maytag Corp, *7.875% Pfd.*	1,626,255	2,237,247	1,685,682	2,019,700	
35,435	Walt Disney Co., *7% QUIBS, Pfd.*	923,082	1,198,667	937,610	1,123,398	
		4,899,917	6,343,356	4,998,945	5,989,487	2.9%
	Total Corporate Debt Securities	$ 53,574,538	$ 69,796,498	$ 56,331,894	$ 67,494,061	32.2%
Contracts	**Options**					
750	March Put on March 2005 CBT Futures@108	$ 574,423	$ 683,615	$ 222,656	$ 266,776	
400	March Put on March 2005 CBT Futures@110	399,136	470,636	256,250	307,026	
		$ 973,559	$ 1,154,251	$ 478,906	$ 573,802	0.3%
	Total	$ 167,795,047	$ 220,989,277	$ 174,972,058	$ 209,642,781	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004

1. OPERATIONS

Flaherty & Crumrine Investment Grade Preferred Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on April 28, 2004, pursuant to an amended and restated declaration of trust. Brompton Preferred Management Limited is the Trustee and Manager and is responsible for managing the affairs of the Fund. Flaherty & Crumrine Incorporated manages the Fund's portfolio. The Fund commenced operations on May 17, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value. Listed options are valued at market values as reported on recognized exchanges. The value of any security which is traded over-the-counter will be priced at the average of the last bid and ask prices quoted by a major dealer in such securities.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Dividend income is recognized on the ex-dividend date. Net realized gains (losses) on investments and options include net realized gains or losses from foreign currency changes.

Option premiums paid or received by the Fund are, so long as the options are outstanding, reflected as an asset or liability, respectively, in the Statement of Investments and are valued at an amount equal to the current market value of an option that would have the effect of closing the position.

c) **Foreign Currency Forward Contracts**
The Fund may enter into foreign currency forward contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

d) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

e) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

f) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, dividends and interest receivable, accounts payable and accrued liabilities and loans payable, approximates their carrying value.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Units may be redeemed during May of any year, between fifteen and forty-five business days prior to the second last business day in May. Unitholders whose units are redeemed will receive a redemption price equal to the net asset value per unit on the redemption date.

Units may also be redeemed at least ten business days prior to the second last business day of each month, except for the month of May. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 96% of the weighted average trading price of the units for the ten trading days preceding the redemption date and (ii) 100% of the closing market price of the units.

Issued

For the period from May 17, 2004 (commencement of operations) to December 31		2004
	Number of Units	Amount
Units – beginning of period	—	$ —
Initial public offering, net	7,000,000	164,812,500
Exercise of over-allotment option, net	400,000	9,475,000
Units issued under the distribution reinvestment plan (note 4)	416	10,262
Issued for services (note 5)	16,165	390,642
Units – end of period	7,416,581	$ 174,688,404

On May 17, 2004, the Fund completed its initial public offering of 7,000,000 units at a price of $25.00 for proceeds, net of agents' fees and issuance costs, of $164,812,500.

On May 27, 2004, the Fund completed the issuance of an additional 400,000 units at a price of $25.00 for proceeds, net of agents' fees, of $9,475,000. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

For the period ending December 31, 2004, the Fund issued 16,165 units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from June 2, 2004 through to June 1, 2005. Pursuant to the issuer bid, the Fund may purchase up to 735,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. For the period from May 17, 2004 to December 31, 2004, no units were purchased for cancellation.

The weighted average number of units outstanding from the date of commencement of operations on May 17, 2004 to December 31, 2004 was 7,389,136.

4. DISTRIBUTIONS TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the period from May 17, 2004 to December 31, 2004, the Fund declared total distributions of $1.02081 per unit. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the period ending December 31, 2004, 416 units were issued from treasury by the Fund pursuant to the reinvestment plan.

5. MANAGEMENT, ADVISOR AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.35% per annum of the net asset value of the Fund, plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During the period ended December 31, 2004, the entire management fee was paid in units. Flaherty & Crumrine Incorporated, the portfolio manager for the Fund, and Brompton Capital Advisors Inc. are entitled to receive an aggregate fee equal to 0.65% per annum of the net asset value, plus applicable taxes. Both fees are calculated and payable monthly. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the period from May 17, 2004 (commencement of operations) to December 31 were as follows:

	2004
Proceeds from sale of investments and options	$ 271,092,921
Less cost of investments and options sold:	
Investments at cost – beginning of period	—
Investments purchased during the period	506,207,596
Investments at cost – end of period	(220,989,277)
Cost of investments and options sold during the period	285,218,319
Net realized loss on sale of investments and options	$ (14,125,398)

Brokerage commissions on investments purchased and sold during the period ended December 31, 2004 amounted to $76,115.

7. FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio. During the period from May 17, 2004 to December 31, 2004, the Fund realized gains in the amount of $6,867,192 on the close out of certain contracts. At December 31, 2004, the Fund had entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain
$ 47,670,548	$ 39,380,000	January 18, 2005	$ 481,832
1,080,662	780,000	February 18, 2005	145,835
1,080,714	780,000	March 18, 2005	145,868
1,080,913	780,000	April 18, 2005	146,221
66,754,464	48,240,000	May 18, 2005	8,962,395
1,081,459	780,000	June 20, 2005	147,272
1,023,360	780,000	July 19, 2005	89,461
1,026,090	780,000	August 19, 2005	92,562
1,019,460	780,000	September 20, 2005	86,300
982,020	780,000	October 18, 2005	49,163
942,864	780,000	November 18, 2005	10,326
65,637,660	47,460,000	May 18, 2006	8,951,438
$ 189,380,214	$ 142,100,000		$ 19,308,673

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day revolving credit facility. The revolving credit facility provides for maximum borrowings of $65.8 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage or at a rate based on either US dollar loans made by the Bank of Canada or federal funds transactions by the Federal Reserve Bank of New York. At December 31, 2004, the Fund had a US dollar loan in the amount of $50.0 million (US$41.7 million) outstanding under this facility. During the period from May 17, 2004 to December 31, 2004, the Fund realized a foreign exchange gain in the amount of $7,421,322 on the repayment of borrowings in US dollars, and at December 31, 2004, borrowings in US dollars had an unrealized foreign exchange gain of $256,325. The credit facility is secured by a first-ranking and exclusive charge on all of the Fund's assets. Costs incurred to establish the credit facility are deferred and amortized over its term. For the period from May 17, 2004 to December 31, 2004, the Fund has recorded amortization of these costs in the amount of $54,543. The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.


BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

The Fund

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that trades on the Toronto Stock Exchange under the symbol OGF.UN. The Fund commenced operations on October 7, 2004, when it issued 40 million units at $10 per unit through an initial public offering. An additional 1.7 million units were issued on October 18, 2004 through the exercise of the over-allotment option, bringing gross proceeds from the offering to $417 million. The Fund is managed by Brompton Energy Trust Management Limited. The Fund's investment objectives are to provide investors with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted portfolio of oil and gas income trusts on a passive basis.

The portfolio comprised at the time of investment an approximate equal dollar amount of securities of each oil and gas income trust listed on the TSX that pays a regular distribution and has a float capitalization of at least $500 million. The portfolio is rebalanced quarterly to eliminate any oil and gas income trust whose float capitalization falls below $350 million or otherwise does not qualify for investment and to include any newly qualifying oil and gas income trusts.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

The Fund made $0.294 per unit in distributions in 2004, including $0.093 per unit distribution to unitholders of record at the end of October, the month in which the Fund completed its initial public offering. Average monthly distributions over the period were in line with the level of distributions initially targeted in the Fund's final prospectus. For the months during which the Fund was fully invested, the level of distributions exceeded the targeted amount.

A breakdown of the 2004 distributions for tax purposes is provided in the section titled 2004 Tax Information in this report. The component qualifying for return of capital was approximately 39%.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2004, 3,867 units were issued from treasury pursuant to this plan at an average price per unit of $9.52.

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 20 oil and gas income trusts. At the time of investment, each holding represented 5% of the market value of the portfolio.

A detailed listing of the Fund's security holdings is provided in the financial statements.

The Fund recorded unrealized gains of $3.1 million during the period from October 7, 2004 to December 31, 2004.

Net Asset Value

During the period ended December 31, 2004, the net asset value of the Fund increased by $0.08 per unit or 1% to $9.53, broken down as follows:

	Per Unit
Net investment income	$ 0.29
Increase in unrealized gains on investments	0.08
Results of operations	0.37
Less: distributions	(0.29)
Increase in net asset value	$ 0.08

Net Asset Value Since Inception


$10.00
$9.50
$9.00
Oct 04
Nov 04
Dec 04

Liquidity and Capital Resources

As of December 31, 2004, the Fund had borrowings of $43.6 million under its term credit facility, which represented 10% of total assets. The interest rate on these borrowings has been fixed at 4.513% until August 25, 2009 to reduce the Fund's exposure to rising interest rates over its term. In addition to the term credit facility, the Fund has $22.9 million available under a 364-day revolving credit facility, which can be borrowed at the prime rate of interest or at the banker's acceptance rate plus a fixed percentage. The revolving credit facility may be used for working capital purposes and to invest in public offerings of oil and gas trusts that qualify for inclusion in the portfolio.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid allows it to purchase units for cancellation when they trade below the net asset value per unit. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the year under this bid. In addition, unitholders may redeem units of the Fund on the second last business day of November of each year beginning in 2005 at the then current net asset value.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. Combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 0.89% based on net assets and 0.78% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Fund's investment objectives are to provide investors with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted portfolio of oil and gas income trusts on a passive basis. The Fund has met these objectives over the approximate three month period of operations in 2004. While we continue to believe in the long-term fundamentals of the oil and gas sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time.

Management's Responsibility Statement

The financial statements of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") have been prepared by Brompton Energy Trust Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton Energy Trust Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Energy Trust Management Limited

Auditors' Report

To the Unitholders of Brompton Equal Weight Oil & Gas Income Fund:

We have audited the statement of investments of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") as at December 31, 2004 and the statement of net assets as at December 31, 2004 and the statements of operations, changes in net assets and cash flow for the period from October 7, 2004 (date of commencement of operations) to December 31, 2004. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations, the changes in its net assets and its cash flows for the period from October 7, 2004 (date of commencement of operations) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statement of Net Assets

As at December 31	2004
Assets	
Investments, at market value (cost – $437,907,177)	$ 441,012,018
Cash and short-term investments	748,288
Distributions and interest receivable	4,260,060
Deferred financing costs (note 7)	68,595
Total assets	**446,088,961**
Liabilities	
Accounts payable and accrued liabilities	448,403
Distributions payable to unitholders (note 4)	4,216,457
Loans payable (note 7)	43,600,000
Total liabilities	**48,264,860**
Net assets representing unitholders' equity	**$ 397,824,101**
Units outstanding (note 3)	**41,747,101**
Net asset value per unit	**$ 9.53**

Approved on behalf of Brompton Equal Weight Oil & Gas Income Fund, by the Board of Directors of Brompton Energy Trust Management Limited, the Manager.

Peter A. Braaten
Director

James W. Davie
Director

Statement of Operations

For the period from October 7 (commencement of operations) to December 31	2004
Income	
Distributions from income funds	$ 13,578,481
Interest income	34,416
	13,612,897
Expenses	
Management fee (note 5)	439,479
Service fee (note 5)	274,860
General and administrative	232,263
Interest and bank charges (note 7)	436,262
	1,382,864
Net investment income	**12,230,033**
Net change in unrealized gain on investments	**3,104,841**
Results of operations	**$ 15,334,874**
Results of operations per unit [1]	**$ 0.37**

[1] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the period from October 7 (commencement of operations) to December 31	2004
Cash flows from operating activities:	
Results of operations	$ 15,334,874
Adjustments to reconcile net cash used in operations:	
Net change in unrealized gain on investments	(3,104,841)
Amortization of deferred financing costs	8,737
Increase in distributions receivable	(4,260,060)
Increase in accounts payable and accrued liabilities	448,403
Purchase of investments (note 6)	(437,907,177)
Cash used in operating activities	(429,480,064)
Cash flows from financing activities:	
Proceeds from issuance of units, net (note 3)	394,718,238
Increase in loans payable	43,600,000
Deferred financing costs paid	(77,332)
Distributions paid to unitholders (note 4)	(8,049,364)
Proceeds from distribution reinvestment plan	36,810
Cash provided by financing activities	430,228,352
Net increase in cash	748,288
Cash and short-term investments, beginning of period	—
Cash and short-term investments, end of period	$ 748,288
Supplemental information:	
Interest paid	$ 422,133

Statement of Changes in Net Assets

For the period from October 7 (commencement of operations) to December 31	2004
Net assets – beginning of period	$ —
Operations:	
Results of operations	15,334,874
Unitholder transactions:	
Proceeds from issuance of units, net (note 3)	394,718,238
Distributions to unitholders (note 4)	(12,265,821)
Proceeds from distribution reinvestment plan (note 4)	36,810
	382,489,227
Net increase in net assets	397,824,101
Net assets – end of period	$ 397,824,101
Distributions per unit	$ 0.294

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost	Market Value
No. of Units	Oil & Gas		
1,489,043	Acclaim Energy Trust	$ 21,895,365	$ 21,442,219
1,019,381	Advantage Energy Income Fund	21,895,350	22,436,576
1,834,885	APF Energy Trust	21,895,361	21,504,852
1,296,424	ARC Energy Trust	21,895,355	23,205,990
1,610,949	Baytex Energy Trust	21,895,367	20,571,819
855,582	Bonavista Energy Trust	21,895,346	23,186,272
533,239	Enerplus Resources Fund	21,895,369	23,249,220
1,193,386	Focus Energy Trust	21,895,358	23,831,918
1,000,250	Harvest Energy Trust	21,895,360	22,955,738
1,466,335	NAL Oil & Gas Trust	21,895,358	19,868,839
1,366,215	Paramount Energy Trust	21,895,360	21,777,467
1,147,194	Pengrowth Energy Trust, B-units	21,895,351	21,223,089
1,359,290	Petrofund Energy Trust	21,895,357	21,218,517
565,418	Peyto Energy Trust	21,895,357	27,043,943
787,869	PrimeWest Energy Trust	21,895,350	20,973,073
1,462,195	Progress Energy Trust	21,895,361	19,768,876
1,939,602	Provident Energy Trust	21,895,362	22,053,275
980,303	Shiningbank Energy Income Fund	21,895,356	21,066,712
1,099,139	Vermilion Energy Trust	21,895,366	22,114,677
3,187,992	Viking Energy Royalty Trust	21,895,368	21,518,946
	Total	$ 437,907,177	$ 441,012,018

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004 pursuant to a declaration of trust. The Fund commenced operations on October 7, 2004. Computershare Trust Company of Canada is the Trustee and Brompton Energy Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on an quarterly basis in accordance with the terms of the declaration of trust.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains (losses) on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments, are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during November of any year, commencing in 2005, but at least twenty business days prior to the second last business day of November ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in December.

Issued

	Number of Units	Amount
Units – beginning of period	—	—
Initial public offering, net	40,000,000	$ 378,200,000
Exercise of over-allotment option, net	1,700,000	16,107,500
Issued for services (note 5)	43,234	410,738
Units issued under the distribution reinvestment plan (note 4)	3,867	36,810
Units – end of period	41,747,101	$ 394,755,048

On October 7, 2004, the Fund completed its initial public offering of 40,000,000 units at a price of $10.00 per unit for proceeds, net of agents' fees and issuance costs, of $378,200,000.

On October 18, 2004, the Fund completed the issuance of an additional 1,700,000 units at a price of $10.00 per unit for proceeds, net of agents' fees, of $16,107,500. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

During the period, the Fund issued 43,234 units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from November 4, 2004 through to November 3, 2005. Pursuant to the issuer bid, the Fund may purchase up to 4,160,000 of its units for cancellation. The Fund may repurchase units when the net asset value per unit exceeds its trading price. For the period from October 7, 2004 to December 31, 2004, no such units were purchased.

The weighted average number of units outstanding from the date of commencement of operations on October 7, 2004 to December 31, 2004 was 41,491,318.

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the period October 7, 2004 to December 31, 2004, the Fund declared total distributions of $0.2940 per unit. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the period from October 7, 2004 to December 31, 2004, 3,867 units were issued from treasury by the Fund pursuant to the distribution reinvestment plan.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During 2004, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the period from October 7, 2004 to December 31, 2004 were as follows:

		2004
Proceeds from sale of investments	$	—
Less cost of investments sold:		
Investments at cost – beginning of period		—
Investments purchased during the period		395,370,007
Investments received in exchange for units		42,537,170
Investments at cost – end of period		(437,907,177)
Cost of investments sold during the period		—
Net realized gain on sale of investments	$	—

Brokerage commissions on investments purchased and sold during the period ended December 31, 2004 amounted to $741,699.

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at December 31, 2004. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for five years ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the period ended December 31, 2004, the Fund has recorded amortization of these costs in the amount of $8,737.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.


Flaherty & Crumrine
INVESTMENT GRADE
FIXED INCOME FUND

The Fund
Flaherty & Crumrine Investment Grade Fixed Income Fund commenced operations on December 15, 2004 when it was listed on the Toronto Stock Exchange under the symbol FFI.UN and issued 14.4 million units at $25 per unit for gross proceeds of $360 million. An additional 480,000 units were issued on December 30, 2004 pursuant to the over-allotment option, bringing total gross proceeds from the offering to $372 million.

The Fund invests in a portfolio of fixed income securities consisting primarily of US dollar denominated corporate debt and hybrid preferred securities of North American issuers. At the time of investment, all of the fixed income securities held in the portfolio are rated investment grade. Initially, the majority of the portfolio consists of debt securities. The portfolio will be actively managed to allocate assets between preferred securities and debt securities in order to enhance the total return by taking advantage of pricing anomalies and market inefficiencies. Substantially all of the US dollar foreign exchange exposure of the Fund's portfolio is hedged to the Canadian dollar at all times. Also, under normal market conditions 100% of the portfolio will be hedged using the "safety net hedge" strategy, which is intended to mitigate the impact of significant interest rate increases on the net asset value of the portfolio, while permitting it to benefit from declines in interest rate.

The units of the Fund have received a rating of P-2f by Standard & Poor's. The Fund is managed by Brompton FFI Management Limited and the portfolio is managed by Flaherty & Crumrine Incorporated, which is headquartered in Pasadena, California.

The Fund's investment objectives are to provide unitholders with a stable stream of monthly distributions equal to $1.625 per annum; to mitigate the impact of significant interest rate increases on the value of the portfolio through the use of the "safety net hedge" and to preserve the net asset value per unit.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions
The Fund commenced distributions as scheduled in January 2005 at the targeted rate of $0.1354 per unit. As a result, tax reporting for unitholders of the Fund will not be required for 2004.

The Fund also has a distribution reinvestment plan, which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund.

Investment Portfolio
Upon closing, the portfolio manager invested the net proceeds of the offering together with drawings under the loan facilities in long-term US government bonds in order to "lock in" the level of yield earned by the Fund. Currency hedges and the "safety net hedge" were also put in place at this time.

By locking in the level of yield, the portfolio manager is able to be very selective about the corporate debt and preferred securities it acquires without having to worry about interest rate movements prior to making these investments.

During the two week period following the initial public offering to December 31, 2004, a total of nine hybrid preferred securities and nine corporate debt securities were acquired representing about 7.4% and 18.7% of the Fund respectively. At the date of writing, approximately 77.5% of the Fund had been invested in corporate debt and preferred securities.

The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Portfolio Mix



Bonds 73%
Banking 3%
Financial 1%
Insurance 7%
Utilities 4%
Miscellaneous 2%
Agency 9%
Options 1%

Net Asset Value

During the year ended December 31, 2004, the net asset value per unit of the Fund decreased by $0.39 or 1.65% to $23.23 per unit, broken down as follows:

		Per Unit
Net investment income	$	0.02
Net realized loss on investments, options and foreign currency transactions		(0.11)
Net change in unrealized loss on investments, options and foreign currency transactions		(0.88)
Net change in unrealized gain on forward contracts		0.57
Results of operations		(0.40)
Capital transactions		0.01
Decrease in net asset value	$	(0.39)

Hedging

The Fund's portfolio is comprised of securities denominated in US dollars. As a result, the Fund hedges its foreign currency exposure in two ways: by borrowing in US dollars and by entering into foreign currency forward contracts. Following the initial public offering, the Fund entered into three forward contracts hedging approximately 83% of the portfolio's US dollar exposure. The remaining 17% of the Fund's portfolio is hedged by its US dollar borrowings. On a regular basis the total notional amount of these forwards is adjusted to match the Fund's net US dollar exposure. During the period from December 15, 2004 to December 31, 2004 the Canadian dollar appreciated by 6.7% versus the US dollar, resulting in significant unrealized and realized gains on the Fund's forward contracts. These gains offset foreign exchange losses on the Fund's US dollar assets. In addition, the Fund has entered into currency forwards which represent approximately the Fund's foreign exchange exposure for 12 months of distributions.

During the period ended December 31, 2004, the Fund implemented the safety net hedge using various put options on US Treasury bond futures. The Fund had unrealized gains of $1 million on the put options.

When long-term interest rates decline, we expect to lose money on the Fund's safety net hedge, while earning extra returns on the preferred securities in the portfolio. Since the hedge is constructed primarily by purchasing put options on US Treasury bond futures, the Fund's loss on the hedge is limited to the cost of the puts. Typically, it takes only a 10-15 basis point rally in preferred yields to overcome the cost of hedging.

It is important to remember that the safety net hedge will not perfectly protect the Fund against increases in interest rates. To reduce the ongoing cost of hedging, the hedge is typically structured so that unitholders bear some initial risk to the net asset value as interest rates increase. In addition, the Fund's preferred securities may not track perfectly with the hedge instrument as interest rates change. However, even if the hedge results are less than perfect, any gains realized on the hedge may permit the Fund to increase its distribution rate if interest rates rise significantly.

Liquidity and Capital Resources

As of December 31, 2004, the Fund had borrowings of $182.4 million (US$152.3 million) under its revolving credit facility, which represented 34.5% of total assets. These borrowings are on a floating rate basis priced against LIBOR. The borrowings have been used to invest in additional portfolio investments to enhance the distributions paid by the Fund.

To provide liquidity, the Fund's units are listed on the TSX under the symbol FFI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below the net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the period.

Unitholders may also redeem units of the Fund on the second last business day of November of each year at the then current net asset value, commencing in 2005.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 1.05% of net asset value per annum. Combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 1.52% based on net assets and 0.96% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed briefly on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

While we believe in the long-term fundamentals of the investment strategy and the skill of our portfolio manager, investors are cautioned that net asset values will fluctuate over time, particularly with movements in long-term interest rates.

Portfolio Manager's Report

The Flaherty & Crumrine Investment Grade Fixed Income Fund (FFI.UN) commenced operations on December 15, 2004. On that date, the majority of the proceeds from both the initial public offering of units and loans constituting the leverage of FFI.UN were invested in long-term US Treasuries. This strategy locked in existing market yields and permitted patience in the purchase of debt and preferred securities for the Fund.

As of December 31, approximately 17% of the portfolio was invested in debt and preferred securities, the balance primarily in US Treasury bonds, with a small portion in cash and hedge instruments. The percentage in US Treasuries will continue to decline as we identify attractive more permanent investments. Under normal conditions, the Fund will be almost entirely invested in corporate debt and preferred securities (as of this writing we are at almost 60%).

Although yields on long-term US fixed income securities in which FFI.UN invests have declined since the Fund's inception, locking in market yields through the purchase of long-term US Treasury bonds in December assisted in permitting monthly distributions to commence to unitholders of record on January 31, 2005 at an annual rate of $1.625, equating to the anticipated yield of 6.50% based upon the initial issue price of $25. Distributions were continued at this rate for the balance of the first quarter of 2005.

In the brief period since the inception of the Fund, unitholders have incurred a slight cost of hedging against higher interest rates, which turned out to be unnecessary as rates declined. However, please remember our philosophy that even if the hedge isn't perfect, *it's better to have the hedge in place and not need it than to need the hedge insurance and not have it!* Consequently, we never try to "time" the hedge; it's in place 100% of the time.

Our investment philosophy is to own the debt and preferred issues that offer the best relative value within the universe of eligible securities. We begin by analyzing the fundamental credit quality of each potential issuer, and then evaluate the specific terms of each individual issue. If this analysis produces a suitable level of comfort, we next evaluate the appropriate price for the security. While this may seem obvious, it often means that we pass up the temptation of issues offering high current yields. While those yields may appear generous in the short run, they usually entail greater risk of credit losses or higher reinvestment risk if the issue is retired earlier than anticipated. In contrast, if we make sound investments with attractive yields and successfully minimize credit losses, then the Fund will have more money to invest and thus be able to generate more income over time. This approach should assist the Fund in producing a high, sustainable distribution rate for unitholders.

For investors in US dollar denominated fixed-income securities, the past several months turned out to be one of the more perplexing periods in recent memory. Signs of a pick-up in US economic activity were tempered by high oil (and other commodity) prices, the declining value of the US dollar, and the "twin deficits" (of the federal government budget and the trade balance) in the US.

After 3½ years of lowering short-term interest rates, the US Federal Reserve reversed course in June and began raising them. By the end of 2004, the Federal Funds rate (the rate controlled by the Federal Reserve to set the level of short-term interest rates) stood at 2.25%, up from the low of 1.00% (followed by a further increase of 0.25% so far this year). Despite the rise in short-term rates, long-term US Treasury yields actually fell by about 0.25% during 2004, finishing the year at 4.82% and declined an additional 0.35% since December 31. This marks the first time in more than 30 years that long-term interest rates fell in the early stages of a Federal Reserve tightening.

By increasing the Federal Funds rate, the Federal Reserve hopes to prevent the US economy from expanding too quickly, which in turn could result in an undesirable increase in the rate of inflation. At the same time, the Federal Reserve does not want to raise rates too quickly and derail the economy, which in turn would have negative consequences for corporate credit quality. Because credit quality and inflation represent the biggest risks to the prices of the long-term fixed income securities held in the Fund's portfolio, FFI.UN's performance is strongly impacted by Federal Reserve policy.

Although the very recent interest rate environment proved challenging for our hedging strategy, the market for debt and preferred securities continues to have a favourable tone. We have observed steady improvement in the financial condition of most US corporations for some time now. As an issuer's credit quality improves, the prices for its debt and preferred securities typically outperform the prices of other benchmark securities, such as US Treasury bonds. We expect credit quality will continue to improve in 2005, although we are cautious on the outlook for debt and preferred yields, which already reflect much of the balance sheet improvement that companies have achieved.

As discussed above, we are pleased with the progress in getting the Fund invested and in achieving the anticipated dividend yield in an environment of declining long-term interest rates. Further details on any individual holdings in the Fund can be found using the "search" function by visiting a website maintained by Flaherty & Crumrine, www.preferredstockguide.com.


Flaherty &
Crumrine
Incorporated

Management's Responsibility Statement

The financial statements of Flaherty & Crumrine Investment Grade Fixed Income Fund (the "Fund") have been prepared by Brompton FFI Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton FFI Management Limited
February 1, 2005

Mark A. Caranci
Chief Financial Officer
Brompton FFI Management Limited

Auditors' Report

To the Unitholders of Flaherty & Crumrine Investment Grade Fixed Income Fund:

We have audited the statement of investments of Flaherty & Crumrine Investment Grade Fixed Income Fund (the "Fund") as at December 31, 2004 and the statement of net assets as at December 31, 2004 and the statements of operations, changes in net assets and cash flows for the period from December 15, 2004 (date of commencement of operations) to December 31, 2004. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations, the changes in its net assets and its cash flows for the period from December 15, 2004 (date of commencement of operations) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statement of Net Assets

As at December 31	2004
Assets	
Investments, at market value (cost – $528,622,454)	$ 511,614,710
Cash and short-term investments	25,957
Dividends and interest receivable	9,524,609
Unrealized gain on forward contracts (note 7)	8,192,087
Deferred financing costs (note 8)	33,365
Total assets	529,390,728
Liabilities	
Accounts payable and accrued liabilities	1,222,277
Loans payable (note 8)	182,442,309
Total liabilities	183,664,586
Net assets representing unitholders' equity	$ 345,726,142
Units outstanding (note 3)	14,882,310
Net asset value per unit	$ 23.23

Approved on behalf of Flaherty & Crumrine Investment Grade Fixed Income Fund, by the Board of Directors of Brompton FFI Management Limited, its Manager.

Peter A. Braaten
Director

James W. Davie
Director

Statement of Operations

For the period from December 15 (commencement of operations) to December 31	2004
Income	
Interest income	$ 993,055
	993,055
Expenses	
Advisor fee (note 5)	108,670
Management fee (note 5)	57,192
Service fee (note 5)	47,437
General and administrative	185,032
Interest and bank charges (note 8)	243,746
	642,077
Net investment income	350,978
Net realized loss on investments, options, and foreign currency transactions (notes 6 & 8)	(1,626,319)
Net change in unrealized loss on investments, options, and foreign currency transactions (note 8)	(12,764,055)
Net change in unrealized gain on forward contracts (note 7)	8,192,087
Results of operations	$ (5,847,309)
Results of operations per unit [1]	$ (0.40)

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the period from December 15 (commencement of operations) to December 31	2004
Cash flows from operating activities:	
Results of operations	$ (5,847,309)
Adjustments to reconcile net cash provided by (used in) operations:	
Net realized loss on sale of investments, options and foreign currency transactions	632,163
Net change in unrealized loss on investments, options and foreign currency transactions	12,763,892
Net change in unrealized gain on foreign currency forward contracts	(8,192,087)
Amortization of deferred financing costs	1,635
Increase in dividends and interest receivable	(9,524,609)
Increase in accounts payable and accrued liabilities	1,222,277
Purchase of investments (note 6)	(593,219,810)
Proceeds from sale of investments (note 6)	63,965,193
Cash used in operating activities	(538,198,655)
Cash flows from financing activities:	
Proceeds from issuance of units, net (note 3)	351,573,451
Increase in loans payable	186,686,161
Deferred financing costs paid	(35,000)
Cash provided by financing activities	538,224,612
Net increase in cash and short-term investments	25,957
Cash and short-term investments, beginning of period	—
Cash and short-term investments, end of period	$ 25,957
Supplemental information:	
Interest paid	$ —

Statement of Changes in Net Assets

For the period from December 15 (commencement of operations) to December 31	2004
Net assets – beginning of period	$ —
Operations:	
Results of operations	(5,847,309)
Unitholder transactions:	
Proceeds from issuance of units, net (note 3)	351,573,451
Net increase in net assets	345,726,142
Net assets – end of period	$ 345,726,142
Distributions per unit	$ —

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value ($US)	Bonds					
175,675,000	US Treasury Bond, *6.25% August 15, 2023*	$ 208,723,859	$ 256,021,219	$ 205,716,725	$ 246,479,510	
86,100,000	US Treasury Bond, *6.625% February 15, 2027*	107,472,281	131,543,567	106,218,083	127,265,205	
		$ 316,196,140	$ 387,564,786	$ 311,934,808	$ 373,744,715	73.1%
Shares/ Par Value ($US)	Preferred Securities					
	Banking					
850,000	First Midwest Capital Trust I, *6.95% December 1, 2033 Capital Security*	$ 932,161	$ 1,152,994	$ 928,813	$ 1,112,857	
5,000,000	GreenPoint Capital Trust I, *9.10% June 1, 2027 Capital Security*	5,712,500	7,032,674	5,769,576	6,912,817	
5,000,000	US Bancorp Capital I, *8.27% December 15, 2026 Capital Security*	5,525,950	6,828,652	5,548,572	6,648,021	
		12,170,611	15,014,320	12,246,961	14,673,695	2.9%
	Financial Services					
82,450	Corporate Backed Trust Certificates, 6.3% *Series GS*	2,081,862	2,553,618	2,116,492	2,535,874	0.5%
	Insurance					
8,000,000	ACE Capital Trust II, 9.70% *April 1, 2030 Capital Security*	10,628,860	13,078,244	10,656,898	12,768,562	
2,000,000	AON Capital Trust A, *8.205% January 1, 2027 Capital Security*	2,124,560	2,605,991	2,116,856	2,536,311	
		12,753,420	15,684,235	12,773,754	15,304,873	3.0%
	Utilities					
868,000	Dominion Resources Cap Trust I, *7.83%, December 1, 2027*	946,415	1,151,735	965,324	1,156,603	
80,000	DTE Energy Trust II, *7.50% Pfd.*	2,096,000	2,595,151	2,133,600	2,556,373	
		3,042,415	3,746,886	3,098,924	3,712,976	0.7%
	Miscellaneous Industries					
52,100	Cabco – Goldman Sachs, 6%	1,276,450	1,565,697	1,276,971	1,530,003	0.3%
	Total Preferred Securities	$ 31,324,758	$ 38,564,756	$ 31,513,102	$ 37,757,421	7.4%
Par Value ($US)	Corporate Debt Securities					
	Agency					
16,000,000	Fannie Mae, *6.625% November 15, 2030*	$ 19,349,600	$ 23,734,269	$ 19,041,923	$ 22,815,082	
17,000,000	Freddie Mac, *6.25% July 15, 2032*	19,823,360	24,315,384	19,495,308	23,358,303	
		39,172,960	48,049,653	38,537,231	46,173,385	9.0%
	Insurance					
9,000,000	Assurant Inc., *6.75% February 15, 2034 Senior Notes*	9,763,020	12,019,279	9,762,773	11,697,268	
2,600,000	OneAmerica Financial Partners, *7% October 15, 2033*	2,830,672	3,472,109	2,802,873	3,358,262	
5,000,000	Prudential Holdings LLC, *8.695% December 18, 2023*	6,434,750	7,959,170	6,435,736	7,710,977	
		19,028,442	23,450,558	19,001,382	22,766,507	4.4%
	Utilities					
5,000,000	Duke Energy Corporation, *6.45% October 15, 2032, Senior Notes*	5,437,550	6,669,712	5,389,331	6,457,227	
2,500,000	Progress Energy Inc., *7% October 30, 2031, Senior Notes*	2,777,700	3,435,749	2,767,603	3,316,003	
5,000,000	TXU Corp., *6.55% November 15, 2034, Senior Notes*	4,982,250	6,162,566	4,962,486	5,945,803	
		13,197,500	16,268,027	13,119,420	15,719,033	3.1%
	Miscellaneous Industries					
8,000,000	Disney Enterprises Inc., *7.55% July 15, 2093, Senior Notes*	9,402,320	11,629,770	9,502,612	11,385,555	2.2%
	Total Corporate Debt Securities	$ 80,801,222	$ 99,398,008	$ 80,160,645	$ 96,044,480	18.7%
Contracts	Options					
2,100	March Put on March 2005 CBT Futures@110	$ 1,002,172	$ 1,236,909	$ 1,345,313	$ 1,611,886	
1,600	March Put on March 2005 CBT Futures@112	1,502,133	1,857,995	2,050,000	2,456,208	
		$ 2,504,305	$ 3,094,904	$ 3,395,313	$ 4,068,094	0.8%
	Total	$ 430,826,425	$ 528,622,454	$ 427,003,868	$ 511,614,710	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2004

1. OPERATIONS

Flaherty & Crumrine Investment Grade Fixed Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Alberta on November 25, 2004, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton FFI Management Limited is the Manager and is responsible for managing the affairs of the Fund. Flaherty & Crumrine Incorporated manages the Fund's portfolio. The Fund commenced operations on December 15, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) Valuation of Investments

The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value. Listed options are valued at market values as reported on recognized exchanges. The value of any security which is traded over-the-counter will be priced at the average of the last bid and ask prices quoted by a major dealer in such securities.

b) Investment Transactions and Income Recognition

Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Dividend income is recognized on the ex-dividend date. Net realized gains (losses) on investments and options include net realized gains or losses from foreign currency changes.

Option premiums paid or received by the Fund are, so long as the options are outstanding, reflected as an asset or liability, respectively, in the Statement of Investments and are valued at an amount equal to the current market value of an option that would have the effect of closing the position.

c) Foreign Currency Forward Contracts

The Fund may enter into foreign currency forward contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

d) Income Taxes

The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

e) Foreign Exchange

The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

f) Fair Value of Financial Instruments

The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, dividends and interest receivable, accounts payable and accrued liabilities and loans payable, approximates their carrying value.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Units may be redeemed during November of any year, between twenty and forty-five business days prior to the second last business day in November. Unitholders whose units are redeemed will receive a redemption price equal to the net asset value per unit on the redemption date.

Units may also be redeemed at least ten business days prior to the second last business day of each month, except for the month of November. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 96% of the weighted average trading price of the units for the ten trading days preceding the redemption date and (ii) 100% of the closing market price of the units.

Issued

For the period from December 15 (commencement of operations) to December 31		2004
	Number of Units	Amount
Units – beginning of period	—	$ —
Initial public offering, net	14,400,000	340,150,000
Exercise of over-allotment option, net	480,000	11,370,000
Units issued under the distribution reinvestment plan (note 4)	—	—
Issued for services (note 5)	2,310	53,451
Units – end of period	14,882,310	$ 351,573,451

On December 15, 2004, the Fund completed its initial public offering of 14,400,000 units at a price of $25.00 for proceeds, net of agents' fees and issuance costs, of $340,150,000.

On December 30, 2004, the Fund completed the issuance of an additional 480,000 units at a price of $25.00 for proceeds, net of agents' fees, of $11,370,000. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

During the period the Fund issued 2,310 units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from December 22, 2004 through to December 21, 2005. Pursuant to the issuer bid, the Fund may purchase up to 1,436,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. For the period from December 15, 2004 to December 31, 2004, no units were purchased.

The weighted average number of units outstanding from the date of commencement of operations on December 15, 2004 to December 31, 2004 was 14,456,606.

4. DISTRIBUTIONS TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the period from December 15, 2004 to December 31, 2004, no distributions were declared. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased on the open market. For the period from December 15, 2004 to December 31, 2004, no units were issued by the Fund pursuant to the reinvestment plan.

5. MANAGEMENT, ADVISOR AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.35% per annum of the net asset value of the Fund, plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During 2004, the entire management fee was paid in units. Flaherty & Crumrine Incorporated, the portfolio manager for the Fund, and Brompton Capital Advisors Inc. are entitled to receive an aggregate fee equal to 0.70% per annum of the net asset value, plus applicable taxes. Both fees are calculated and payable monthly. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the period from December 15 to December 31 were as follows:

	2004
Proceeds from sale of investments and options	$ 63,965,193
Less cost of investments and options sold:	
Investments at cost – beginning of period	—
Investments purchased during the period	593,219,810
Investments at cost – end of period	(528,622,454)
Cost of investments and options sold during the period	64,597,356
Net realized loss on sale of investments and options	$ (632,163)

Brokerage commissions on investments purchased and sold during the period ended December 31, 2004 amounted to $21,724.

7. FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio. At December 31, 2004, the Fund had entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain
$ 70,446,262	$ 57,250,000	January 18, 2005	$ 1,843,944
2,030,595	1,650,000	February 18, 2005	53,140
72,483,815	58,900,000	March 18, 2005	1,893,427
2,030,222	1,650,000	April 18, 2005	53,026
215,514,960	171,750,000	January 15, 2015	4,348,550
$ 362,505,854	$ 291,200,000		$ 8,192,087

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day revolving credit facility. The revolving credit facility provides for maximum borrowings of $13.9 million for working capital purposes under one tranche and US$153.8 million under the second tranche for investment purposes. Both tranches can be availed at either the prime rate of interest, the bankers' acceptance rate plus a fixed percentage, at the LIBOR rate plus a fixed percentage or by US base rate borrowings. At December 31, 2004, the Fund had a US dollar loan equivalent to $182.4 million (US$152.3 million) outstanding under this facility. At December 31, 2004, borrowings in US dollars had an unrealized foreign exchange gain of $4,243,852. The credit facility is secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facility are deferred and amortized over its term. For the period from December 15, 2004 to December 31, 2004, the Fund has recorded amortization of these costs in the amount of $1,635.

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.

2004 Tax Information

The following information is applicable to holders who, for the purpose of the Income Tax Act (Canada), are resident in Canada and hold trust units or shares as capital property outside of an RRSP, RRIF or DPSP. Trust holders should receive a T3 slip from their investment dealer providing this information. Holders of Brompton Equity Split Corp. will receive a T5 slip.

T3 supplementary slips for trust holdings will indicate Foreign Non-Business Income in Box 25, Other Taxable Income in Box 26, Capital Gains in Box 21 and Dividend Income in Box 23. Dividend income is subject to the standard gross-up and federal dividend tax credit rules.

The return of capital component is a non-taxable amount that serves to reduce the adjusted cost base of trust units and is now reported on the T3 supplementary slips in Box 42.

T5 supplementary slips for corporate holdings will indicate Dividend Income in Box 10, Taxable Dividends in Box 11 and the Federal Dividend Tax Credit in Box 12.

The following tables outline the break-down of the trust distributions declared in 2004 on a per unit basis.

Brompton VIP Income Trust

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 30, 2004	Feb. 13, 2004	$ 0.03247	$ 0.01240	$ 0.02392	$ 0.00364	$ 0.01090	$ 0.08333
Feb. 27, 2004	Mar. 12, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Mar. 31, 2004	Apr. 15, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Apr. 30, 2004	May 14, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
May 31, 2004	June 14, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
June 30, 2004	July 15, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
July 30, 2004	Aug. 16, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Aug. 31, 2004	Sep. 15, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Sep. 30, 2004	Oct. 15, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Oct. 29, 2004	Nov. 12, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Nov. 30, 2004	Dec. 14, 2004	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Dec. 31, 2004	Jan. 17, 2005	0.03247	0.01240	0.02392	0.00364	0.01090	0.08333
Dec. 31, 2004[1]	Jan. 17, 2005[1]	0.03896	0.01488	0.02871	0.00437	0.01308	0.10000
		$ 0.42860	$ 0.16368	$ 0.31575	$ 0.04805	$ 0.14388	$ 1.09996

Brompton MVP Income Fund

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 30, 2004	Feb. 13, 2004	$ 0.00000	$ 0.01495	$ 0.02374	$ 0.00591	$ 0.03457	$ 0.07917
Feb. 27, 2004	Mar. 12, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Mar. 31, 2004	Apr. 15, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Apr. 30, 2004	May 14, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
May 31, 2004	June 14, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
June 30, 2004	July 15, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
July 30, 2004	Aug. 16, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Aug. 31, 2004	Sep. 15, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Sep. 30, 2004	Oct. 15, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Oct. 29, 2004	Nov. 12, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Nov. 30, 2004	Dec. 14, 2004	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Dec. 31, 2004	Jan. 17, 2005	0.00000	0.01495	0.02374	0.00591	0.03457	0.07917
Dec. 31, 2004[1]	Jan. 17, 2005[1]	0.00000	0.01888	0.02999	0.00746	0.04367	0.10000
Dec. 31, 2004[2]	Dec. 31, 2004[2]	0.00000	0.00000	0.00000	0.00000	0.15748	0.15748
		$ 0.00000	$ 0.19828	$ 0.31487	$ 0.07838	$ 0.61599	$ 1.20752

Brompton Stable Income Fund

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 30, 2004	Feb. 13, 2004	$ 0.03189	$ 0.00020	$ 0.02370	$ 0.00286	$ 0.00593	$ 0.06458
Feb. 27, 2004	Mar. 12, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Mar. 31, 2004	Apr. 15, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Apr. 30, 2004	May 14, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
May 31, 2004	June 14, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
June 30, 2004	July 15, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
July 30, 2004	Aug. 16, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Aug. 31, 2004	Sep. 15, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Sep. 30, 2004	Oct. 15, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Oct. 29, 2004	Nov. 12, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Nov. 30, 2004	Dec. 14, 2004	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Dec. 31, 2004	Jan. 17, 2005	0.03189	0.00020	0.02370	0.00286	0.00593	0.06458
Dec. 31, 2004[1]	Jan. 17, 2005[1]	0.04938	0.00031	0.03670	0.00444	0.00917	0.10000
		$ 0.43206	$ 0.00271	$ 0.32110	$ 0.03876	$ 0.08033	$ 0.87496

[1] Special cash distribution

[2] The Fund's Declaration of Trust provides that an additional unit distribution is automatically payable in each year, if necessary, to unitholders on December 31 where the Fund has income for tax purposes which is in excess of any distributions paid or made payable to unitholders during the year. This additional unit distribution was then followed by a unit consolidation such that units outstanding did not change. Unitholders on December 31, 2004 will be allocated additional taxable capital gains with a matching increase in the adjusted cost base per unit.

Brompton Equal Weight Income Fund

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 30, 2004	Feb. 13, 2004	$ 0.00000	$ 0.00013	$ 0.03229	$ 0.00208	$ 0.04950	$ 0.08400
Feb. 27, 2004	Mar. 12, 2004	0.00000	0.00013	0.03114	0.00200	0.04773	0.08100
Mar. 31, 2004	Apr. 15, 2004	0.00000	0.00013	0.03114	0.00200	0.04773	0.08100
Apr. 30, 2004	May 14, 2004	0.00000	0.00013	0.03114	0.00200	0.04773	0.08100
May 31, 2004	June 14, 2004	0.00000	0.00013	0.03114	0.00200	0.04773	0.08100
June 30, 2004	July 15, 2004	0.00000	0.00013	0.03229	0.00208	0.04950	0.08400
July 30, 2004	Aug. 16, 2004	0.00000	0.00013	0.03229	0.00208	0.04950	0.08400
Aug. 31, 2004	Sep. 15, 2004	0.00000	0.00013	0.03268	0.00210	0.05009	0.08500
Sep. 30, 2004	Oct. 15, 2004	0.00000	0.00013	0.03268	0.00210	0.05009	0.08500
Oct. 29, 2004	Nov. 12, 2004	0.00000	0.00013	0.03268	0.00210	0.05009	0.08500
Nov. 30, 2004	Dec. 14, 2004	0.00000	0.00013	0.03268	0.00210	0.05009	0.08500
Dec. 31, 2004	Jan. 17, 2005	0.00000	0.00013	0.03268	0.00210	0.05009	0.08500
Dec. 31, 2004[1]	Jan. 17, 2005[1]	0.00001	0.00031	0.07688	0.00494	0.11786	0.20000
		$ 0.00001	$ 0.00187	$ 0.46171	$ 0.02968	$ 0.70773	$ 1.20100

Business Trust Equal Weight Income Fund

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 30, 2004	Feb. 13, 2004	$ 0.01189	$ 0.00010	$ 0.03684	$ 0.00645	$ 0.02472	$ 0.08000
Feb. 27, 2004	Mar. 12, 2004	0.01115	0.00009	0.03453	0.00605	0.02318	0.07500
Mar. 31, 2004	Apr. 15, 2004	0.01115	0.00009	0.03453	0.00605	0.02318	0.07500
Apr. 30, 2004	May 14, 2004	0.01115	0.00009	0.03453	0.00605	0.02318	0.07500
May 31, 2004	June 14, 2004	0.01145	0.00009	0.03545	0.00621	0.02380	0.07700
June 30, 2004	July 15, 2004	0.01174	0.00010	0.03637	0.00637	0.02442	0.07900
July 30, 2004	Aug. 16, 2004	0.01174	0.00010	0.03637	0.00637	0.02442	0.07900
Aug. 31, 2004	Sep. 15, 2004	0.01174	0.00010	0.03637	0.00637	0.02442	0.07900
Sep. 30, 2004	Oct. 15, 2004	0.01189	0.00010	0.03684	0.00645	0.02472	0.08000
Oct. 29, 2004	Nov. 12, 2004	0.01189	0.00010	0.03684	0.00645	0.02472	0.08000
Nov. 30, 2004	Dec. 14, 2004	0.01115	0.00009	0.03453	0.00605	0.02318	0.07500
Dec. 31, 2004	Jan. 17, 2005	0.01115	0.00009	0.03453	0.00605	0.02318	0.07500
Dec. 31, 2004[1]	Jan. 17, 2005[1]	0.02973	0.00024	0.09209	0.01613	0.06181	0.20000
		$ 0.16782	$ 0.00138	$ 0.51982	$ 0.09105	$ 0.34893	$ 1.12900

Flaherty & Crumrine Investment Grade Preferred Fund

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
June 30, 2004	July 15, 2004	$ 0.04521	$ 0.08031	$ 0.01044	$ 0.00000	$ 0.00987	$ 0.14583
July 30, 2004	Aug. 16, 2004	0.04521	0.08031	0.01044	0.00000	0.00987	0.14583
Aug. 31, 2004	Sep. 15, 2004	0.04521	0.08031	0.01044	0.00000	0.00987	0.14583
Sep. 30, 2004	Oct. 15, 2004	0.04521	0.08031	0.01044	0.00000	0.00987	0.14583
Oct. 29, 2004	Nov. 12, 2004	0.04521	0.08031	0.01044	0.00000	0.00987	0.14583
Nov. 30, 2004	Dec. 14, 2004	0.04521	0.08031	0.01044	0.00000	0.00987	0.14583
Dec. 31, 2004	Jan. 17, 2005	0.04521	0.08031	0.01044	0.00000	0.00987	0.14583
		$ 0.31647	$ 0.56217	$ 0.07308	$ 0.00000	$ 0.06909	$ 1.02081

Brompton Equal Weight Oil & Gas Income Fund

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Oct. 29, 2004	Nov. 12, 2004	$ 0.03616	$ 0.00000	$ 0.05672	$ 0.00012	$ 0.00000	$ 0.09300
Nov. 30, 2004	Dec. 14, 2004	0.03888	0.00000	0.06099	0.00013	0.00000	0.10000
Dec. 31, 2004	Jan. 17, 2005	0.03927	0.00000	0.06160	0.00014	0.00000	0.10100
		$ 0.11430	$ 0.00000	$ 0.17931	$ 0.00039	$ 0.00000	$ 0.29400

[1] Special cash distribution

The following tables outline the breakdown of distributions paid in 2004 on a per share basis.

Brompton Equity Split Corp. (Class A Shares)

Record Date	Payment Date	Return of Capital	Total Distribution
Apr. 30, 2004	May 14, 2004	$ 0.05	$ 0.05
May 31, 2004	June 14, 2004	0.10	0.10
June 30, 2004	July 15, 2004	0.10	0.10
July 30, 2004	Aug. 16, 2004	0.10	0.10
Aug. 31, 2004	Sep. 15, 2004	0.10	0.10
Sep. 30, 2004	Oct. 15, 2004	0.10	0.10
Oct. 29, 2004	Nov. 12, 2004	0.10	0.10
Nov. 30, 2004	Dec. 14, 2004	0.10	0.10
		$ 0.75	$ 0.75

Brompton Equity Split Corp. (Preferred Shares)

Record Date	Payment Date	Return of Capital	Dividend Income	Total Distribution
May 31, 2004	June 14, 2004	$ 0.01453	$ 0.05110	$ 0.06563
Aug. 31, 2004	Sep. 15, 2004	0.02906	0.10219	0.13125
Nov. 30, 2004	Dec. 14, 2004	0.02906	0.10219	0.13125
		$ 0.07265	$ 0.25548	$ 0.32813

Risk Analysis of Brompton Funds

There are risks associated with an investment in units or shares of the Brompton Funds. Some of the more significant risks are outlined below. A more complete description of each Fund's risks is provided in its Annual Information Form which is available on the Brompton website at www.bromptongroup.com.

1. Decline in the Net Asset Value of a Fund

The value of the portfolio investment held by a Fund can decline for a number of reasons including changes in commodity prices, adverse movements in exchange rates, increases in interest rates, environmental problems, changes to government regulations, adverse financial markets, insolvency, declines in asset values, operational and management difficulties, or natural and other disasters.

2. Declines in Distributions

The distribution levels of a Fund may decline due to reduced distributions or interest received from portfolio investments for a number of reasons including all of the reasons listed in part 1 above. In the case of Brompton Equity Split Corp., the Fund's ability to continue to pay its distributions is dependent on its success in realizing capital gains. Increases in the expenses of a Fund can lead to a decline in a Fund's distributions.

3. Leverage

Although leverage can enhance the net asset value of a Fund during a period when a Fund's investments have appreciated, it will exacerbate the decline of net asset value during a falling market. The greater the amount of leverage, the greater the impact on net asset value of a rise or decline in market prices of the Fund's investments.

In addition, if interest rates increase during a period when leverage is utilized, increased interest costs will reduce income available to be distributed by a Fund. Certain of the Brompton Funds have mitigated the risk of rising interest rates by fixing the rate of interest on a portion of their borrowings for periods of up to five years.

4. Trading Levels

There is a risk that units of a Fund may trade on the Toronto Stock Exchange at a discount to their net asset value. In order to mitigate this risk, all of the Brompton Funds provide unitholders with the option to redeem their units at 100% of net asset value once each year. In addition, almost all Brompton Funds have implemented an issuer bid which permits the Funds to purchase units on the Toronto Stock Exchange when they trade at a discount to net asset value.

5. Changes in Legislation

There can be no assurance that income tax laws will not be changed to adversely affect the amount of tax an investor may have to pay on distributions received.

6. Unitholder Liability

On December 16, 2004, a new Ontario statute became effective and specified that beneficiaries of a trust governed by the laws of Ontario are not liable, as beneficiaries, for any act, default, obligation or liability of the trust or any of its trustees. This protection, however, is only applicable for those acts, defaults, obligations or liabilities arising from December 16, 2004 onwards. Similar provisions are already in place in both Alberta and Quebec.

BROMPTON
FUNDS